                                                      File No. 33-63889
                                                      40 Act File No. 811-2271


                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.  Exact name of Trust:     NUVEEN TAX-EXEMPT UNIT TRUST, SERIES 837

B.  Name of Depositor:       JOHN NUVEEN & CO. INCORPORATED

C.  Complete address of Depositor's principal executive offices:

                             333 West Wacker Drive
                             Chicago, Illinois  60606

D.  Name and complete address of agents for service:

                             JOHN NUVEEN & CO. INCORPORATED
                             Attn:  James J. Wesolowski
                             333 West Wacker Drive
                             Chicago, Illinois 60606

                             CHAPMAN AND CUTLER
                             Attn:  Eric F. Fess
                             111 West Monroe Street
                             Chicago, Illinois  60603

It is proposed that this filing will become effective (check appropriate box)

-----
-----    immediately upon filing pursuant to paragraph (b)

-----
-----    on (date) pursuant to paragraph (b)

-----
-----    60 days after filing pursuant to paragraph (a)

-----
-----    on (date) pursuant to paragraph (a) of rule 485 or 486

E. Title and amount of securities being registered: An indefinite number of Units as permitted by Rule 24f-2.

F. Proposed maximum offering price to the public of the securities being registered: Not presently determinable.

G.  Amount of filing fee:  $500 in accordance with Rule 24f-2.*

H.  Approximate date of proposed sale to the public:

    As soon as practicable after the effective date of the Registration
    Statement.

*Previously Paid
______
          Check box if it is proposed that this filing will become effective
  X       on 11/29/95 at 1:30 p.m. pursuant to Rule 487.
______

                 NUVEEN TAX-EXEMPT UNIT TRUST, SERIES 837

                             Cross-Reference Sheet

                     Pursuant to Rule 404(c) of Regulation C
                        under the Securities Act of 1933

               (Form N-8B-2 Items Required by Instruction 1 as
                           to Prospectus on Form S-6)


FORM N-8B-2                                      FORM S-6
ITEM NUMBER                                      HEADING IN PROSPECTUS

    I.   ORGANIZATION AND GENERAL INFORMATION

1.  (a)  Name of trust                    )   Prospectus Part-A Cover Page
    (b)  Title of securities issued       )

2.  Name and address of Depositor         )   Information About the Sponsor

3.  Name and address of Trustee           )   Information About the Trustee

4.  Name and address of principal         )   Information About the Sponsor
    Underwriter                           )

5.  Organization of trust                 )   What Is The Nuveen Tax-Exempt
                                          )   Unit Trust?

6.  Execution and termination of          )   What Is The Nuveen Tax-Exempt
    Trust Agreement                       )   Unit Trust?
                                          )   Information About the Trustee
                                          )   Other Information

7.  Changes of Name                                    *

8.  Fiscal Year

9.  Litigation

    II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10. General Information regarding         )   Summary of Portfolios
    trust's securities                    )   Why and How are the Bonds
                                              Insured?
                                              When Are Distributions
                                              Made to Unitholders?
                                          )   Ownership and Transfer of Units
                                          )   How Units May Be Redeemed
                                              Without Charge
                                          )   How Bonds May Be Removed From
                                          )   The Trusts
                                          )   Information About the Trustee
                                          )   Information About the Sponsor
                                          )   Other Information

                                          )   What Is The Tax Status of
                                          )   Unitholders?

11. Type of securities comprising         )   What Is The Nuveen Tax-Exempt
    units                                 )   Unit Trust?
                                          )   Summary of Portfolios
                                          )   Composition of Trusts
                                          )   What Are The Objectives Of
                                          )   The Trusts?
                                              Why and How are the Bonds
                                              Insured?

12. Certain information regarding         )   *
    periodic payment certificates         )

13. (a)Load, fees, expenses, etc.         )   Part A - Essential Information
                                          )   How Is The Public Offering Price
                                          )   Determined?
                                          )   Market For Units
                                          )   What Is Accrued Interest?
                                          )   What Are Estimated Long Term
                                          )   Return And Estimated Current
                                          )   Return?
                                          )   How Was The Price Of The Bonds
                                          )   Determined At The Date of Deposit?
                                          )   What Are Normal Trust Operating
                                          )   Expenses?
                                          )   Summary of Portfolios
                                          )   When Are Distributions Made
                                          )   To Unitholders?
                                          )   How Detailed Are Reports To
                                              Unitholders?

    (b)Certain information regarding      )   *
       periodic payment certificates      )


    (c)Certain percentages                )   How Is the Public Offering Price
                                          )   Determined?
                                          )   Market For Units
                                          )   What Are Estimated Long Term
                                          )   Return And Estimated Current
                                          )   Return?
                                          )   How Was The Price of the Bonds
                                          )   Determined At The Date of Deposit?
                                          )   What is Accrued Interest?

    (d)Certain other fees, etc.           )   How Was The Price Of The Bonds
       payable by holders                 )   Determined At The Date of Deposit?
                                          )   What Are Normal Trust Operating
                                          )   Expenses?
                                          )   Ownership and Transfer of Units

    (e)Certain profits receivable         )   Composition of Trusts
       by depositor, principal under-     )
       writer, trustee or affiliated      )   How Units May Be Purchased By
       persons                            )   The Sponsor

    (f)Ratio of annual charges
       to income                                *

14. Issuance of trust's securities        )   Summary of Portfolios
                                          )   When Are Distributions Made
                                          )   To Unitholders?
                                          )   Ownership and Transfer of Units
                                          )   How Units May Be Redeemed
                                          )   Without Charge

15. Receipt and handling of payments      )   *
    from purchasers                       )

16. Acquisition and Disposition of        )   What Is The Nuveen Tax-Exempt
    Underlying Securities                 )   Unit Trust?
                                          )   Summary of Portfolios
                                          )   Composition of Trusts
                                          )   Why and How are the Bonds
                                              Insured?
                                          )   How Units May Be Redeemed
                                              Without Charge
                                          )   How Bonds May Be Removed From
                                          )   The Trusts
                                          )   Other Information

17. Withdrawal or redemption              )   Market For Units
                                          )   How Units May Be Redeemed
                                          )   Without Charge
                                          )   How Units May Be Purchased By
                                          )   The Sponsor

18. (a)Receipt and disposition of income  )   Summary of Portfolios
                                          )   When Are  Distributions
                                              Made To Unitholders?
                                          )   How Detailed Are Reports To
                                          )   Unitholders?

    (b)Reinvestment of distributions      )   Accumulation Plan

    (c)Reserves or special funds          )   Summary of Portfolios
                                          )   When Are Distributions
                                          )   Made To Unitholders?

    (d)Schedule of distributions          )   *

19. Records, accounts and reports         )   When Are Distributions Made
                                          )   To Unitholders?
                                          )   How Detailed Are Reports To
                                          )   Unitholders?

20. Certain miscellaneous provisions of   )   Information About the Trustee
    Trust Agreement                       )   Information About the Sponsor
                                          )   Other Information

21. Loans to security holders             )   *

22. Limitations on liability              )   Summary of Portfolios
                                          )   Composition of Trusts
                                          )   Information About The Trustee

23. Bond arrangements                     )   *

24. Other material provisions of Trust    )   *
    Agreement.                            )

    III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25. Organization of Depositor             )   Information About the Sponsor

26. Fees received by Depositor            )   *

27. Business of Depositor                 )   Information About the Sponsor

28. Certain information as to officials   )  *
    and affiliated persons of Depositor   )

29. Voting Securities of Depositor        )   Information About the Sponsor

30. Persons controlling Depositor         )
                                          )
31. Payments by Depositor for certain     )
    services rendered to trust            )
                                          )   *
32. Payments by Depositor for certain     )
    other services rendered to trust      )
                                          )
33. Remuneration of employees of Depositor)
    for certain services rendered to trust)
                                          )
34. Remuneration of other persons for     )
    certain services rendered to trust    )

    IV.  DISTRIBUTION AND REDEMPTION OF SECURITIES

35. Distribution of trust's securities by )
    states                                )
                                          )   *
36. Suspension of sales of trust's        )
    securities                            )
                                          )
37. Revocation of authority to distribute )

38. (a)Method of distribution             )
                                          )
    (b)Underwriting agreements            )   How Units of The Trusts Are
                                          )   Distributed To The Public
    (c)Selling agreements                 )

39. (a)Organization of principal          )
         underwriter                      )
                                          )   Information About The Sponsor
    (b)NASD membership of principal       )
         underwriter                      )

40. Certain fees received by principal    )   *
    underwriter


41. (a)Business of principal underwriter  )
                                          )
    (b)Branch offices of principal under- )    *
       writer                             )
                                          )
    (c)Salesmen of principal underwriter  )

42. Ownership of trust's securities by    )   *
    certain persons                       )
                                          )
43. Certain brokerage commissions received)   *
    by principal underwriter              )

44. (a)Method of valuation                )   Part A - Essential Information
                                          )   How Is The Public Offering Price
                                          )   Determined?
                                          )   How Was The Price Of The Bonds
                                          )   Determined At The Date of Deposit?
                                          )   What Are Normal Trust Operating
                                          )   Expenses?


    (b)Schedule as to offering price      )   *

    (c)Variation in offering price to     )   How Is the Public Offering Price
       certain persons                    )   Determined?
                                          )   What Is Accrued Interest?
                                          )   How Was The Price Of The Bonds
                                          )   Determined At The Date of Deposit?

45. Suspension of redemption rights       )   *

46. (a)Redemption valuation               )   Unit Value and Evaluation
                                          )   How Units May Be Redeemed
                                          )   Without Charge
                                          )   How Units May Be Purchased By
                                          )   The Sponsor

    (b)Schedule as to redemption price    )   *

47. Maintenance of position in underlying )   How Is the Public Offering Price
    securities                            )   Determined?
                                          )   How Units May Be Purchased By
                                          )   The Sponsor

    V.   INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Organization and regulation of Trustee)   Information About The Trustee

49. Fees and expenses of Trustee          )   Part A - Essential Information
                                          )   What Are Normal Trust Operating
                                          )   Expenses?

50. Trustee's lien                        )   What Are Normal Trust Operating
                                          )   Expenses?
                                          )   When Are Distributions Made
                                          )   To Unitholders?

    VI.  INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51. Insurance of holders of trust's       )   *
    securities                            )

                        VII.  POLICY OF REGISTRANT

52. (a)Provisions of trust agreement with )   What Are Normal Trust Operating
       respect to selection or elimination)   Expenses?
       of underlying securities           )   How Units May Be Redeemed With-
                                          )   out Charge
                                          )   How Bonds May Be Removed From
                                          )   The Trusts

    (b)Transactions involving elimination )   *
       of underlying securities           )

    (c)Policy regarding substitution or   )   Summary of Portfolio
       elimination of underlying          )   Composition of Trusts
       securities                         )   How Bonds May Be Removed From
                                          )   The Trusts

    (d)Fundamental policy not otherwise   )   *
       covered                            )

53. Tax status of trust                   )   What Is The Tax Status Of
                                          )   Unitholders?

    VIII. FINANCIAL AND STATISTICAL INFORMATION

54. Trust's securities during last ten years)   *

55.)                                      )   *
56.)Certain information regarding         )
57.)periodic payment certificates         )
58.)                                      )

__________

*Inapplicable, omitted, answer negative or not required.

                               NOVEMBER 29, 1995
                             SUBJECT TO COMPLETION

                                           A

NUVEEN               NUVEEN VIRGINIA TRADITIONAL TRUST 305
                   (NUVEEN TAX-EXEMPT UNIT TRUSTS SERIES 837)


                                                CUSIP NUMBERS:

                                                   Monthly:           6706L5 853
                                                   Quarterly:         6706L5 861
                                                   Semi-Annually:     6706L5 879



            PROSPECTUS--PART A (SPECIFIC TERMS) -- NOVEMBER 29, 1995
              THIS PART A OF THE PROSPECTUS MAY NOT BE DISTRIBUTED
              UNLESS ACCOMPANIED BY THE PART B OF THE PROSPECTUS.
     BOTH PARTS OF THE PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.



    Virginia Traditional Trust 305 (the "Trust") consists of a portfolio of interest-bearing obligations issued by or on behalf of the State of Virginia, certain United States Territories or authorities and political subdivisions thereof which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from Federal income tax and Virginia income tax, to the extent indicated below.

    The objectives of the Trust are income exempt from Federal and state income taxes, and conservation of capital. The objectives are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations.

    The Portfolio of the Trust consists of 7 obligations issued by entities located in Virginia and one obligation issued by an entity located in the Territory of Puerto Rico. The Bonds in the Trust are either general obligations of the governmental entity issuing them and are backed by the taxing power thereof or are payable as to principal and interest from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. The sources of payment for the Bonds are divided as follows:



     NUMBER OF                                              PORTFOLIO
      ISSUES                PURPOSE OF ISSUE                PERCENTAGE
  ---------------  ----------------------------------------------------
         2         General Obligations                            29   %
         3         Municipal Lease Revenue                        29
         1         Transportation Facility Revenue                14
         1         Health Care Facility Revenue                   14
         1         Water and/or Sewer Revenue                     14



    Approximately 42.9% of the aggregate principal amount of the Bonds in the Trust (accounting for approximately 42.5% of the aggregate offering price of the Bonds) are original issue discount bonds. See "RISK FACTORS" in Part B of this Prospectus for a discussion of the characteristics of such obligations and of the risks associated therewith.


    The Trust is considered to be concentrated in Bonds of Municipal Lease Revenue Issuers whose revenues are subject to certain risks including the lack of annual budget appropriations of the leasing governmental entity. For a discussion of the risks associated with investments in the bonds of various issuers, see "RISK FACTORS" in Part B of this Prospectus. Certain of the Bonds may be insured by a commercial insurer, see "Schedule of Investments" and "WHY AND HOW ARE THE BONDS INSURED?" in Part B of this Prospectus.



                             ESSENTIAL INFORMATION
              REGARDING THE NUVEEN VIRGINIA TRADITIONAL TRUST 305
      ON THE BUSINESS DAY PRIOR TO THE DATE OF DEPOSIT, NOVEMBER 28, 1995

          Sponsor and Evaluator........ John Nuveen & Co. Incorporated
          Trustee...................... The Chase Manhattan Bank, N.A.
                ------------------------------------------------

The  income, expense and distribution data  set forth below have been calculated
for  Unitholders  receiving  monthly,  quarterly  or  semi-annual   distribution
options.


Principal Amount of Bonds in Trust..................  $     3,500,000
Number of Units.....................................           35,000
Fractional Undivided Interest in Trust Per Unit.....         1/35,000
Public Offering Price--Less than 500 Units
    Aggregate Offering Price of Bonds in Trust......  $     3,399,915
    Divided by Number of Units......................  $         97.14
    Plus Sales Charge 4.9% (5.152% of the Aggregate
     Offering Price of the Bonds per Unit)..........  $          5.00
    Public Offering Price Per Unit(1)...............  $        102.14
Redemption Price Per Unit (exclusive of accrued
  interest).........................................  $         96.66
Sponsor's Initial Repurchase Price Per Unit
  (exclusive of accrued interest)...................  $         97.14
Excess of Public Offering Price Per Unit over
  Redemption Price Per Unit.........................  $          5.48
Excess of Public Offering Price Per Unit over
  Sponsor's Repurchase Price Per Unit...............  $          5.00
Average Maturity of Bonds in the Trust(2)...........       23.5 years


----------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.

                                     1 of 6

                                                  MONTHLY        QUARTERLY      SEMI-ANNUAL
                                                -----------     -----------     -----------
  Calculation of Estimated Net Annual
    Interest Income Per Unit
      Annual Interest Income(3)............         $5.3536         $5.3536        $5.3536
      Less Estimated Annual Expense........          $.2408          $.2088         $.1898
                                                -----------     -----------     -----------
      Estimated Net Annual Interest
        Income(4)..........................         $5.1128         $5.1448        $5.1638
  Daily Rate of Accrual Per Unit...........         $.01420         $.01429        $.01434
  ESTIMATED CURRENT RETURN(5)..............            5.01%           5.04%          5.06 %
  ESTIMATED LONG TERM RETURN(5)............            4.99%           5.03%          5.05 %
  Trustee's Annual Fees(6).................         $1.5538         $1.2338        $1.0438
Date of Deposit..................................................................................November 29, 1995
Settlement Date...................................................................................December 4, 1995
Mandatory Termination Date....................................See "OTHER INFORMATION" in Part B of this Prospectus
Minimum Value of Each Trust...................................See "OTHER INFORMATION" in Part B of this Prospectus
Sponsor's Annual Evaluation Fee.........................................$0.17 per $1,000 principal amount of Bonds
Estimated Annual Organizational Expenses(7).......................................................$.02800 per Unit
----------


The evaluation time for purpose of sale, purchase or redemption of Units is 4 p.m. Eastern time or as of any earlier closing time on a day on which the New York Stock Exchange is scheduled in advance to close at such earlier time. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)

(1) Units are offered at the Public Offering Price plus accrued interest from the preceding Record Date to, but not including, the date of settlement (normally three business days after purchase). The Date of Deposit of the Fund has been designated as the First Record Date for all plans of distribution of the Trust and, accordingly, for Units purchased on the Date of Deposit, $.07 of accrued interest to the Settlement Date will be added to the Public Offering Price. (See "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus.)

(2) The Average Maturity of Bonds in the Trust is calculated based upon the stated maturities of the Bonds in the Trust (or, with respect to Bonds for which funds or securities have been placed in escrow to redeem such Bonds on a stated call date, based upon such call date). The Average Maturity of Bonds in the Trust may increase or decrease from time to time as Bonds mature or are called or sold.
(3) Assumes delivery of all Bonds. (See "COMPOSITION OF TRUSTS" appearing in Part B of this Prospectus.) Interest income does not include accretion of original issue discount on "zero coupon" Bonds, Stripped Obligations or other original issue discount Bonds. (See "RISK FACTORS" in Part B of this Prospectus.)
(4) The amount and timing of interest distributions from the Trust under the various plans of distribution are set forth below. It is anticipated that the amount of interest to be distributed per Unit in each year under each plan of distribution will initially be substantially equal to the Estimated Net Annual Interest Income per Unit for that plan. The amount of interest to be distributed annually per Unit, will generally change as Bonds are redeemed, mature or are sold or as fees and expenses increase or decrease.
(5) Estimated Long Term Return for the Trust represents the average of the yields to maturity (or call) of the Bonds in the Trust's portfolio calculated in accordance with accepted bond practices and adjusted to reflect a compounding factor, expenses and sales charges. Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price, and in contrast to Estimated Long Term Return does not reflect the amortization of premium or accretion of discount, if any. For more information see "WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN?" in Part B of this Prospectus.
(6) Each Trustee annual fee is per $1,000 principal amount of the underlying Bonds in the Trust for that portion of the Trust that represents a particular plan of distribution.
(7) The Trust (and therefore Unitholders) will bear all or a portion of its organizational costs (including costs of preparing the registration statements, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational expenses will be amortized over a five year period. See "WHAT ARE NORMAL TRUST OPERATING EXPENSES?" in Part B of this Prospectus and "Statement of Condition." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

                             INTEREST DISTRIBUTION

    Details of interest distributions per Unit of the Trust under the various plans appear in the following table based upon estimated Net Annual Interest Income at the Date of Deposit:


                                                                                                                       NORMAL
                                                                                                                   DISTRIBUTIONS
                                                                        1996                                          PER YEAR
-------------------------------------------------------------------------------------------------------------      --------------
Record Date*..........................        1/1            2/1            5/1            8/1           11/1
Distribution Date.....................       1/15           2/15           5/15           8/15          11/15
---------------------------------------------------------------------------------------------------------------------------------
Monthly Distribution Plan.............  $   .4544(1)                                                               $  5.1128
                                                                 --------$.4260 every month--------
Quarterly Distribution Plan...........  $   .4544(1)   $   .4287(2)   $  1.2861      $  1.2861      $  1.2861      $  5.1448
Semi-Annual Distribution Plan.........  $   .4544(1)                  $  1.7208(3)                  $  2.5812      $  5.1638
---------------------------------------------------------------------------------------------------------------------------------


 * Record Dates for semi-annual distributions are May 1 and November 1; for quarterly distributions, they are February 1, May 1, August 1 and November 1. Record Dates for monthly distributions are the first day of each month. Distribution Dates under each distribution plan are the fifteenth day of the month in which the respective Record Date occurred. For additional information see "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?" in Part B of this Prospectus.

(1) The first distribution will be paid to all Unitholders, regardless of the distribution plan selected. Such distribution may be more or less than a regular monthly distribution.


(2) The second distribution under the quarterly distribution plan represents a 1-month distribution; subsequent quarterly distributions will be regular 3-month distributions.



(3) The second distribution under the semi-annual distribution plan represents a 4-month distribution; subsequent semi-annual distributions will be regular 6-month distributions.


                                     2 of 6

                             VIRGINIA RISK FACTORS

    The financial condition of the Commonwealth of Virginia is affected by various national, economic, social and environmental policies and conditions. The Virginia Constitution requires a balanced biennial budget and contains limits on the amount of general obligation bonds which the Commonwealth can issue. Additionally, Constitutional and statutory limitations concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the Commonwealth and its local governments and, therefore, the ability of the issuers of the Bonds to satisfy their obligations.

    The economic vitality of the Commonwealth and its various regions and, therefore, the ability of the Commonwealth and its local governments to satisfy the Bonds, are affected by numerous factors. The employment in the Commonwealth has been and continues to be significantly and adversely affected by the cutbacks in federal government spending, particularly defense, and the reduction of jobs in the mining industry.

    The Commonwealth is a party to numerous lawsuits in which an adverse final decision could materially affect the Commonwealth's governmental operations and consequently its ability to pay debt service on its obligations.

    The Commonwealth of Virginia currently maintains a "triple A" bond rating from Standard & Poor's, Moody's and Fitch Investors Service on its general obligation indebtedness.

    Further  information concerning Virginia  risk factors may  be obtained upon
written  or  telephonic  request   to  the  Trustee   as  described  in   "OTHER
INFORMATION--Supplemental Information" appearing in Part B of this Prospectus.

                                   TAX STATUS

    For a discussion of the Federal tax status of income earned on Trust Units, see "WHAT IS THE TAX STATUS OF UNITHOLDERS?" appearing in Part B of this Prospectus.

    The assets of the Trust will consist of interest-bearing obligations issued by or on behalf of the Commonwealth of Virginia, its counties, municipalities, authorities or political subdivisions and, provided the interest thereon is exempt from Virginia income taxes by the laws or treaties of the United States, by or on behalf of the United States' territories or possessions, including Puerto Rico, Guam, the Virgin Islands and the Northern Mariana Islands, and their political subdivisions and authorities (the "Virginia Bonds").

    In the opinion of Christian, Barton, Epps, Brent & Chappell, special counsel for the Trust for Virginia tax matters, under existing law:

    The Trust will be treated as a trust for Virginia income tax purposes and not as an association taxable as a corporation. As a result, income of the Trust will be treated as the income of the Unitholders.

    The calculation of Virginia taxable income begins with Federal adjusted gross income in the case of an individual or Federal taxable income in the case of a corporation, estate or trust. Certain modifications are specified, but no such modification requires the addition of interest on obligations such as the Virginia Bonds in the Trust. Accordingly, amounts representing tax-exempt interest for Federal income tax purposes received or accrued by the Trust with respect to the Virginia Bonds, will not be taxed to the Trust or to the Unitholders for Virginia income tax purposes.

    In this respect, to the extent that interest on obligations of the Commonwealth or any political subdivision or instrumentality thereof is included in federal adjusted gross income, Virginia law provides that the income shall be subtracted in arriving at Virginia taxable income. In addition, Virginia income tax exemption is independently provided for interest on certain obligations, including those issued by industrial development authorities created pursuant to the Virginia Industrial Development and Revenue Bond Act, by the Virginia Housing Development Authority, by the Virginia Resources Authority and by the Virginia Education Loan Authority. Where such an independent exemption is provided, interest on such obligations is exempt from Virginia income taxation without regard to any exemption from Federal income taxes, including interest which may be subject to Federal income tax in the hands of a recipient who is, or is a related person to, a substantial user of facilities financed with the proceeds of obligations upon which such interest is paid.

    As a general rule, to the extent that gain (whether as a result of the sale of Virginia Bonds by the Trust or as a result of the sale of a Unit by the Unitholder) is subject to Federal income taxation, such gain will be included in the Unitholder's Virginia taxable income. Under the language of certain enabling legislation, however, such as the Virginia Industrial Development and Revenue Bond Act, the Virginia Resources Authority Act and the Virginia Housing Development Authority Act, profit made on the sale of obligations issued by authorities created thereunder is expressly exempt from Virginia income taxation. Such enabling legislation does not appear to require a disallowance in the calculation of Virginia taxes of any loss that may be deductible for Federal income tax purposes with respect to such obligations, although the Virginia Department of Taxation has taken a contrary view.

    No income tax is imposed by any political subdivision of the Commonwealth of Virginia. The Commonwealth of Virginia does not impose a gift tax. The Virginia estate tax is equal to the maximum state death tax credit allowable against the Federal estate tax payable by the estate.

                                     3 of 6

                     NUVEEN VIRGINIA TRADITIONAL TRUST 305
                   (NUVEEN TAX-EXEMPT UNIT TRUST SERIES 837)
       SCHEDULE OF INVESTMENTS AT THE DATE OF DEPOSIT, NOVEMBER 29, 1995



                                                                                          Ratings(3)           Trustee's
                                                                      Optional       ---------------------   Determination
 Aggregate        Name of Issuer and Title of Issue Represented      Redemption       Standard                of Offering
  Principal        by Sponsor's Contracts to Purchase Bonds(1)      Provisions(2)     & Poor's    Moody's        Price
---------------------------------------------------------------------------------------------------------------------------
$   500,000      Commonwealth of Puerto Rico, Public Improvement   2005 at 101 1/2      AAA         Aaa     $       492,500
                   Bonds of 1995 (General Obligation Bonds.),
                   5.375% Due 7/1/22. (Original issue discount
                   bonds delivered on or about May 4, 1995 at a
                   price of 93.916% of principal amount.)(MBIA
                   Insured.)
    250,000      Virginia Peninsula Regional Jail Authority,         2005 at 101        AAA         Aaa             248,370
                   Regional Jail Facility Revenue Bonds, Series
                   1995, 5.50% Due 10/1/18. (MBIA Insured.)
    250,000     * Virginia Public Building Authority, State          2005 at 101         AA         Aa              240,785
                   Building Revenue Bonds, Series 1995, 5.20%
                   Due 8/1/16. (When issued.)
    500,000      Capital Region Airport Commission, Richmond         2005 at 102        AAA         Aaa             501,250
                   (Virginia), International Airport Projects,
                   Airport Revenue Bonds, Series 1995A, 5.625%
                   Due 7/1/20. (AMBAC Insured.)
    500,000      City of Chesapeake, Virginia, Water and Sewer       2004 at 102         A+         A1              471,205
                   System Revenue Refunding Bonds, Series of
                   1994, 5.125% Due 5/1/21.
    500,000      Fairfax County Economic Development Authority       2004 at 102         AA         Aa              497,120
                   (Virginia), Lease Revenue Bonds (Government
                   Center Properties), Series 1994, 5.50% Due
                   5/15/14. (Original issue discount bonds
                   delivered on or about March 15, 1994 at a
                   price of 94.746% of principal amount.)
    500,000      Industrial Development Authority of Fairfax      No Optional Call      AA-         Aa              454,715
                   County, Virginia, Hospital Revenue Refunding
                   Bonds (Inova Health System Hospitals
                   Project), Series 1993A, 5.00% Due 8/15/23.
                   (Original issue discount bonds delivered on
                   or about November 3, 1993 at a price of
                   94.807% of principal amount.)
    500,000      City of Richmond, Virginia, General Obligation      2005 at 102         AA         A1              493,970
                   Public Improvement Bonds, Series 1995A, 5.50%
                   Due 1/15/16.
-----------                                                                                                 ---------------
$ 3,500,000                                                                                                 $     3,399,915
-----------                                                                                                 ---------------
-----------                                                                                                 ---------------



*_ These Bonds, or a portion thereof, have delivery dates beyond the normal settlement date. Their expected delivery date is December 7, 1995. Contracts relating to Bonds with delivery dates after the date of settlement for purchase made on the Date of Deposit constitute approximately 7% of the aggregate principal amount of the Trust. (See "COMPOSITION OF TRUSTS" in Part B of this Prospectus.)


------------

    (1) The Sponsor's contracts to purchase Bonds were entered into during the period from November 27, 1995 to November 28, 1995. Other information regarding the Bonds in the Trust on the Date of Deposit is as follows:


                                                                        ANNUAL
                                                           PROFIT      INTEREST
                                              COST TO     (OR LOSS)    INCOME TO    BID PRICE
                   TRUST                      SPONSOR    TO SPONSOR      TRUST      OF BONDS
  ----------------------------------------  -----------  -----------  -----------  -----------
  VIRGINIA TRADITIONAL TRUST 305..........  $ 3,387,710  $   12,205   $  187,375   $ 3,383,040


In addition, the difference between the Trustee's determination of Offering Price and Bid Price (as a percentage of principal amount) is .48%. Neither cost to Sponsor nor profit (or loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates. The Sponsor did not participate as either the sole underwriter or as a manager or member of a syndicate that acted as the original underwriter of any of the Bonds.

    (2) The Bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the Bonds, except for Bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. The Bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such Bonds. See "COMPOSITION OF TRUSTS", "WHAT IS THE TAX STATUS OF UNITHOLDERS?" and "RISK FACTORS" in Part B of this Prospectus.

    (3) Certain of the Bonds in a Traditional Trust, as insured by an Insurer, may be rated AAA by Standard & Poor's and/or Aaa by Moody's. The insurance on such Bonds guarantees the payment of interest and principal on such Bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, mandatory redemptions or interest rate risks. (See "WHY AND HOW ARE THE BONDS INSURED?" in Part B of this Prospectus and "Description of Ratings" in the Information Supplement.)

                                     4 of 6

                             Statement of Condition


                     NUVEEN VIRGINIA TRADITIONAL TRUST 305



                   (Nuveen Tax-Exempt Unit Trust, Series 837)



                            AS OF NOVEMBER 29, 1995



    TRUST PROPERTY
Sponsor's contracts to purchase Tax-Exempt Bonds,
  backed by an irrevocable letter of
  credit(1)(2)....................................  $    3,399,915
Accrued interest to November 29, 1995 on
  underlying Bonds(1).............................          36,956
Organizational costs(3)...........................           4,900
                                                    --------------
            Total.................................  $    3,441,771
                                                    --------------
                                                    --------------
   LIABILITIES AND INTEREST OF UNITHOLDERS
LIABILITIES:
    Accrued interest to November 29, 1995 on
     underlying Bonds(4)..........................  $       36,956
    Accrued organizational costs(3)...............           4,900
                                                    --------------
            Total.................................  $       41,856
                                                    --------------
                                                    --------------
INTEREST OF UNITHOLDERS:
    Units of fractional undivided interest
     outstanding (35,000)
      Cost to investors(5)........................  $    3,575,079
        Less: Gross underwriting commission(6)....        (175,164)
                                                    --------------
    Net amount applicable to investors............  $    3,399,915
                                                    --------------
            Total.................................  $    3,441,771
                                                    --------------
                                                    --------------


------------

(1) Represented by contracts to purchase Tax-Exempt Bonds which include "when issued" or "regular way" or "delayed delivery" contracts for which an irrevocable letter of credit issued by a major commercial bank has been deposited with the Trustee on the Date of Deposit. The amount of such letter of credit and any cash deposited exceeds the amount necessary for the purchase of the Bonds plus accrued interest to the Date of Deposit. At the Date of Deposit, Bonds may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such Bonds.

(2) Aggregate value (at offering prices) as of the Date of Deposit of the Bonds listed under "Schedule of Investments" herein, and their aggregate cost to the Trust are the same. Such offering prices were determined by Kenny S&P Evaluation Services, a division of J.J. Kenny Co., Inc., as of the close of business on the business day prior to the Date of Deposit. (See "HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE DATE OF DEPOSIT?" in Part B of this Prospectus.) Insurance coverage providing for the timely payment, when due, of all principal of and interest on certain of the Bonds in a Traditional Trust may have been obtained by the issuers of such Bonds. Such insurance, if any, does not guarantee the market value of the Bonds or the value of the Units. Both the bid and the offering prices of the underlying Bonds and of the Units may include value attributable to such policies of insurance, if any.

(3) The Trust (and therefore Unitholders) will bear all or a portion of its estimated organizational costs which will be deferred and amortized over five years from the Date of Deposit.

(4) Representing, as set forth in "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus, advancement by the Trustee of an amount equal to the accrued Bond interest as of the Date of Deposit.

(5) Aggregate Public Offering Price (exclusive of accrued interest) computed as set forth under "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.90% of the Public Offering Price has been calculated on the assumption that the Units sold are not subject to a reduction of sales charge for quantity purchases. In single transactions involving 500 Units or more, the sales charge is reduced. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)

                                     5 of 6

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS OF JOHN NUVEEN & CO. INCORPORATED AND UNITHOLDERS OF VIRGINIA TRADITIONAL TRUST 305:



    We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of Virginia Traditional Trust 305 (contained in Nuveen Tax-Exempt Unit Trust, Series 837), as of November 29, 1995. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.


    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


    In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of Virginia Traditional Trust 305 as of November 29, 1995, in conformity with generally accepted accounting principles.


                                                             ARTHUR ANDERSEN LLP


Chicago, Illinois,
November 29, 1995.


                                     6 of 6

                               NOVEMBER 29, 1995
                             SUBJECT TO COMPLETION


                                           A

NUVEEN                 NUVEEN NATIONAL INSURED TRUST 309
                   (NUVEEN TAX-EXEMPT UNIT TRUSTS SERIES 837)


                                                CUSIP NUMBERS:


                                                   Monthly:           6710A4 462
                                                   Quarterly:         6710A4 470
                                                   Semi-Annually:     6710A4 488



            PROSPECTUS--PART A (SPECIFIC TERMS) -- NOVEMBER 29, 1995
              THIS PART A OF THE PROSPECTUS MAY NOT BE DISTRIBUTED
              UNLESS ACCOMPANIED BY THE PART B OF THE PROSPECTUS.
     BOTH PARTS OF THE PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.



    National Insured Trust 309 (the "Trust") consists of a portfolio of interest-bearing obligations issued by or on behalf of States, certain United States Territories or authorities and political subdivisions thereof which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from Federal income tax, to the extent indicated in "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.


    The objectives of the Trust are income exempt from Federal income tax and conservation of capital. The objectives are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations.


    The Portfolio of the Trust consists of 13 obligations issued by entities located in 8 states. The Bonds in the Trust are either general obligations of the governmental entity issuing them and are backed by the taxing power thereof or are payable as to principal and interest from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. The sources of payment for the Bonds are divided as follows:



     NUMBER OF                                              PORTFOLIO
      ISSUES                PURPOSE OF ISSUE                PERCENTAGE
  ---------------  ----------------------------------------------------
         4         Health Care Facility Revenue                   38   %
         2         College and University Revenue                 20
         2         Transportation Facility Revenue                15
         2         General Obligations                            11
         1         Electrical System Revenue                      10
         1         Water and/or Sewer Revenue                      5
         1         Dedicated-Tax Supported Revenue                 2



    Approximately 25.0% of the aggregate principal amount of the Bonds in the Trust (accounting for approximately 21.5% of the aggregate offering price of the Bonds) are original issue discount obligations. Certain of these original issue discount obligations, amounting to 5.0% of the aggregate principal amount and 1.1% of the aggregate offering price of the Bonds in the Trust, are "zero coupon" bonds. See "RISK FACTORS" in Part B of this Prospectus for a discussion of the characteristics of such obligations and of the risks associated therewith.


    All of the Bonds in the Trust are covered by policies of insurance obtained from the MBIA Insurance Corporation guaranteeing payment of principal and interest when due. As a result of such insurance, the Bonds in the Trust have received a rating of "Aaa" by Moody's and both the Bonds in the Trust and the Units of the Trust have received a rating of "AAA" by Standard & Poor's.


    Twenty percent of the principal amount of Bonds in the Trust consists of issues of entities located in the State of Michigan; such concentration may involve more risk than if such Bonds were issued by issuers located in several states.



    The Trust is considered to be concentrated in Bonds of Health Care Facility Revenue Issuers whose revenues are subject to certain risks including increased governmental regulation, fluctuating occupancy levels and increased competition. For a discussion of the risks associated with investments in the bonds of various issuers, see "RISK FACTORS" in Part B of this Prospectus.


    Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.


----------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                     1 of 7

                             ESSENTIAL INFORMATION
                REGARDING THE NUVEEN NATIONAL INSURED TRUST 309
      ON THE BUSINESS DAY PRIOR TO THE DATE OF DEPOSIT, NOVEMBER 28, 1995

          Sponsor and Evaluator........ John Nuveen & Co. Incorporated
          Trustee...................... The Chase Manhattan Bank, N.A.
                ------------------------------------------------

The income, expense and distribution data  set forth below have been  calculated
for   Unitholders  receiving  monthly,  quarterly  or  semi-annual  distribution options.

Principal Amount of Bonds in Trust..................  $    10,000,000
Number of Units.....................................          100,000
Fractional Undivided Interest in Trust Per Unit.....        1/100,000
Public Offering Price--Less than 500 Units
    Aggregate Offering Price of Bonds in Trust......  $     9,500,345
    Divided by Number of Units......................  $         95.00
    Plus Sales Charge 4.9% (5.152% of the Aggregate
     Offering Price of the Bonds per Unit)..........  $          4.89
    Public Offering Price Per Unit(1)...............  $         99.89
Redemption Price Per Unit (exclusive of accrued
  interest).........................................  $         94.51
Sponsor's Initial Repurchase Price Per Unit
  (exclusive of accrued interest)...................  $         95.00
Excess of Public Offering Price Per Unit over
  Redemption Price Per Unit.........................  $          5.38
Excess of Public Offering Price Per Unit over
  Sponsor's Repurchase Price Per Unit...............  $          4.89
Average Maturity of Bonds in the Trust(2)...........       27.8 years

                                                          MONTHLY
                                                      SEMI-ANNUAL ---
                                                                QUARTERLY
                                                                --
                                                                ------------------------------
  Calculation of Estimated Net Annual
    Interest Income Per Unit
      Annual Interest Income(3)............         $5.3288         $5.3288        $5.3288
      Less Estimated Annual Expense........          $.2285          $.1965         $.1775
                                                -----------     -----------     -----------
      Estimated Net Annual Interest
        Income(4)..........................         $5.1003         $5.1323        $5.1513
  Daily Rate of Accrual Per Unit...........         $.01416         $.01425        $.01430
  ESTIMATED CURRENT RETURN(5)..............            5.11%           5.14%          5.16 %
  ESTIMATED LONG TERM RETURN(5)............            5.15%           5.19%          5.21 %
  Trustee's Annual Fees(6).................         $1.5659         $1.2459        $1.0559



Date of Deposit..................................................................................November 29, 1995
Settlement Date...................................................................................December 4, 1995
Mandatory Termination Date....................................See "OTHER INFORMATION" in Part B of this Prospectus
Minimum Value of Each Trust...................................See "OTHER INFORMATION" in Part B of this Prospectus
Sponsor's Annual Evaluation Fee.........................................$0.17 per $1,000 principal amount of Bonds
Estimated Annual Organizational Expenses(7).......................................................$.02940 per Unit
----------


The evaluation time for purpose of sale, purchase or redemption of Units is 4 p.m. Eastern time or as of any earlier closing time on a day on which the New York Stock Exchange is scheduled in advance to close at such earlier time. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)

(1) Units are offered at the Public Offering Price plus accrued interest from the preceding Record Date to, but not including, the date of settlement (normally three business days after purchase). The Date of Deposit of the Fund has been designated as the First Record Date for all plans of distribution of the Trust and, accordingly, for Units purchased on the Date of Deposit, $.07 of accrued interest to the Settlement Date will be added to the Public Offering Price. (See "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus.)

(2) The Average Maturity of Bonds in the Trust is calculated based upon the stated maturities of the Bonds in the Trust (or, with respect to Bonds for which funds or securities have been placed in escrow to redeem such Bonds on a stated call date, based upon such call date). The Average Maturity of Bonds in the Trust may increase or decrease from time to time as Bonds mature or are called or sold.
(3) Assumes delivery of all Bonds. (See "COMPOSITION OF TRUSTS" appearing in Part B of this Prospectus.) Interest income does not include accretion of original issue discount on "zero coupon" Bonds, Stripped Obligations or other original issue discount Bonds. (See "RISK FACTORS" in Part B of this Prospectus.)
(4) The amount and timing of interest distributions from the Trust under the various plans of distribution are set forth below. It is anticipated that the amount of interest to be distributed per Unit in each year under each plan of distribution will initially be substantially equal to the Estimated Net Annual Interest Income per Unit for that plan. The amount of interest to be distributed annually per Unit, will generally change as Bonds are redeemed, mature or are sold or as fees and expenses increase or decrease.
(5) Estimated Long Term Return for the Trust represents the average of the yields to maturity (or call) of the Bonds in the Trust's portfolio calculated in accordance with accepted bond practices and adjusted to reflect a compounding factor, expenses and sales charges. Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price, and in contrast to Estimated Long Term Return does not reflect the amortization of premium or accretion of discount, if any. For more information see "WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN?" in Part B of this Prospectus.
(6) Each Trustee annual fee is per $1,000 principal amount of the underlying Bonds in the Trust for that portion of the Trust that represents a particular plan of distribution.
(7) The Trust (and therefore Unitholders) will bear all or a portion of its organizational costs (including costs of preparing the registration statements, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational expenses will be amortized over a five year period. See "WHAT ARE NORMAL TRUST OPERATING EXPENSES?" in Part B of this Prospectus and "Statement of Condition." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

                                     2 of 7

                             INTEREST DISTRIBUTION

    Details of interest distributions per Unit of the Trust under the various plans appear in the following table based upon estimated Net Annual Interest Income at the Date of Deposit:


                                                                                                                       NORMAL
                                                                                                                   DISTRIBUTIONS
                                                                        1996                                          PER YEAR
-------------------------------------------------------------------------------------------------------------      --------------
Record Date*..........................        1/1            2/1            5/1            8/1           11/1
Distribution Date.....................       1/15           2/15           5/15           8/15          11/15
---------------------------------------------------------------------------------------------------------------------------------
Monthly Distribution Plan.............  $   .4531(1)                                                               $  5.1003
                                                              --------   $.4248 every month   --------
Quarterly Distribution Plan...........  $   .4531(1)   $   .4275(2)   $  1.2825      $  1.2825      $  1.2825      $  5.1323
Semi-Annual Distribution Plan.........  $   .4531(1)                  $  1.7160(3)                  $  2.5740      $  5.1513
---------------------------------------------------------------------------------------------------------------------------------


 * Record Dates for semi-annual distributions are May 1 and November 1; for quarterly distributions, they are February 1, May 1, August 1 and November 1. Record Dates for monthly distributions are the first day of each month. Distribution Dates under each distribution plan are the fifteenth day of the month in which the respective Record Date occurred. For additional information see "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?" in Part B of this Prospectus.

(1) The first distribution will be paid to all Unitholders, regardless of the distribution plan selected. Such distribution may be more or less than a regular monthly distribution.


(2) The second distribution under the quarterly distribution plan represents a 1-month distribution; subsequent quarterly distributions will be regular 3-month distributions.



(3) The second distribution under the semi-annual distribution plan represents a 4-month distribution; subsequent semi-annual distributions will be regular 6-month distributions.


                                   TAX STATUS

    For a discussion of the tax status of income earned on Trust Units, see "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.

                                     3 of 7

                       NUVEEN NATIONAL INSURED TRUST 309
                   (NUVEEN TAX-EXEMPT UNIT TRUST SERIES 837)
       SCHEDULE OF INVESTMENTS AT THE DATE OF DEPOSIT, NOVEMBER 29, 1995



                                                                                          Ratings(3)           Trustee's
                                                                      Optional       ---------------------   Determination
 Aggregate        Name of Issuer and Title of Issue Represented      Redemption       Standard                of Offering
  Principal        by Sponsor's Contracts to Purchase Bonds(1)      Provisions(2)     & Poor's    Moody's        Price
---------------------------------------------------------------------------------------------------------------------------
$   750,000      City of Industry, California, General               2005 at 102        AAA         Aaa     $       765,000
                   Obligation Bonds, Issue of 1995, 5.85% Due
                   7/1/21.
    500,000      The Metropolitan Water District of Southern         2005 at 102        AAA         Aaa             504,180
                   California, Water Revenue Bonds, 1995 Series
                   A, 5.75% Due 7/1/21.
  1,000,000      Illinois Health Facilities Authority, Revenue       2003 at 102        AAA         Aaa             955,200
                   Bonds, Series 1993 (Rush-Presbyterian-St.
                   Luke's Medical Center Obligated Group), 5.25%
                   Due 11/15/13.
    200,000      Metropolitan Pier and Exposition Authority       No Optional Call      AAA         Aaa              38,566
                   (Illinois), McCormick Place Expansion Project
                   Bonds, Series 1994B, 0.00% Due 6/15/24.
                   (Original issue discount bonds delivered on
                   or about June 23, 1994 at a price of 13.867%
                   of principal amount.)
  1,000,000      Board of Trustees of Oakland University,            2005 at 102        AAA         Aaa           1,004,130
                   Michigan, General Revenue Bonds, Series 1995,
                   5.75% Due 5/15/26.
  1,000,000      Charter County of Wayne, Michigan, Airport          2003 at 102        AAA         Aaa             958,960
                   Revenue Refunding Bonds (Detroit Metropolitan
                   Wayne County Airport), Subordinate Lien,
                   Series 1993C, 5.25% Due 12/1/21. (Original
                   issue discount bonds delivered on or about
                   November 23, 1993 at a price of 94.807% of
                   principal amount.)
  1,000,000      The Pollution Control Financing Authority of        2003 at 102        AAA         Aaa             976,750
                   Salem County (New Jersey), Pollution Control
                   Revenue Refunding Bonds, 1993 Series C
                   (Public Service Electric and Gas Company
                   Project), 5.55% Due 11/1/33.
    500,000      The Port Authority of New York and New Jersey,      2005 at 101        AAA         Aaa             504,180
                   Consolidated Bonds, One Hundredth Series,
                   5.75% Due 6/15/30.
  1,000,000      Dormitory Authority of the State of New York,       2004 at 102        AAA         Aaa             979,770
                   University of Rochester, Strong Memorial
                   Hospital Revenue Bonds, Series 1994, 5.50%
                   Due 7/1/21. (Original issue discount bonds
                   delivered on or about March 30, 1994 at a
                   price of 93.746% of principal amount.)
  1,000,000      Lehigh County (Pennsylvania), General Purpose       2005 at 102        AAA         Aaa             989,270
                   Authority, Hospital Revenue Bonds (Lehigh
                   Valley Hospital), Series B of 1995, 5.625%
                   Due 7/1/25.
  1,000,000      Copperas Cove (Texas), Health Facilities            2005 at 102        AAA         Aaa           1,010,670
                   Development Corporation, Hospital Revenue
                   Bonds, Series 1995 (Adventist Health System/
                   Sunbelt Obligated Group), 5.875% Due
                   11/15/25.
    300,000      Bellevue Convention Center Authority, King       No Optional Call      AAA         Aaa              61,794
                   County, Washington, Special Obligation
                   Revenue and Refunding Bonds, Series 1994,
                   0.00% Due 2/1/23. (Original issue discount
                   bonds delivered on or about November 30, 1994
                   at a price of 12.567% of principal
                   amount.)(General Obligation Bonds.)
    750,000      Washington Health Care Facilities Authority,        2004 at 102        AAA         Aaa             751,875
                   Revenue Bonds, Series 1993A (The Heart
                   Institute of Spokane), 5.80% Due 8/15/18.
-----------                                                                                                 ---------------
$10,000,000                                                                                                 $     9,500,345
-----------                                                                                                 ---------------
-----------                                                                                                 ---------------


------------

    (1) The Sponsor's contracts to purchase Bonds were entered into on November 28, 1995. Other information regarding the Bonds in the Trust on the Date of Deposit is as follows:


                                                                        ANNUAL
                                                           PROFIT      INTEREST
                                              COST TO     (OR LOSS)    INCOME TO    BID PRICE
                   TRUST                      SPONSOR    TO SPONSOR      TRUST      OF BONDS
  ----------------------------------------  -----------  -----------  -----------  -----------
  NATIONAL INSURED TRUST 309..............  $ 9,454,416  $   45,929   $  532,875   $ 9,450,970



In addition, the difference between the Trustee's determination of Offering Price and Bid Price (as a percentage of principal amount) is .49%. Neither cost to Sponsor nor profit (or loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates. The Sponsor did not participate as either the sole underwriter or as a manager or member of a syndicate that acted as the original underwriter of any of the Bonds.


    (2) The Bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the Bonds, except for Bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. The Bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain Bonds may be subject to

                                     4 of 7
redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such Bonds. See "COMPOSITION OF TRUSTS", "WHAT IS THE TAX STATUS OF UNITHOLDERS?" and "RISK FACTORS" in Part B of this Prospectus.

    (3) All the Bonds in the Insured Trusts, as insured by the Insurer, are rated AAA by Standard & Poor's and Aaa by Moody's. The insurance obtained by the Trust guarantees the payment of interest and principal on the Bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, premiums payable on mandatory redemptions or interest rate risks. (See "WHY AND HOW ARE THE BONDS INSURED?" in Part B of this Prospectus and "Description of Ratings" in the Information Supplement.)

                                     5 of 7

                             Statement of Condition


                       NUVEEN NATIONAL INSURED TRUST 309



                   (Nuveen Tax-Exempt Unit Trust, Series 837)



                            AS OF NOVEMBER 29, 1995



    TRUST PROPERTY
Sponsor's contracts to purchase Tax-Exempt Bonds,
  backed by an irrevocable letter of
  credit(1)(2)....................................  $    9,500,345
Accrued interest to November 29, 1995 on
  underlying Bonds(1).............................         105,997
Organizational costs(3)...........................          14,700
                                                    --------------
            Total.................................  $    9,621,042
                                                    --------------
                                                    --------------
   LIABILITIES AND INTEREST OF UNITHOLDERS
LIABILITIES:
    Accrued interest to November 29, 1995 on
     underlying Bonds(4)..........................  $      105,997
    Accrued organizational costs(3)...............          14,700
                                                    --------------
            Total.................................  $      120,697
                                                    --------------
                                                    --------------
INTEREST OF UNITHOLDERS:
    Units of fractional undivided interest
     outstanding (100,000)
      Cost to investors(5)........................  $    9,989,803
        Less: Gross underwriting commission(6)....        (489,458)
                                                    --------------
    Net amount applicable to investors............  $    9,500,345
                                                    --------------
            Total.................................  $    9,621,042
                                                    --------------
                                                    --------------
------------


(1) Represented by contracts to purchase Tax-Exempt Bonds which include "when issued" or "regular way" or "delayed delivery" contracts for which an irrevocable letter of credit issued by a major commercial bank has been deposited with the Trustee on the Date of Deposit. The amount of such letter of credit and any cash deposited exceeds the amount necessary for the purchase of the Bonds plus accrued interest to the Date of Deposit. At the Date of Deposit, Bonds may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such Bonds.

(2) Aggregate value (at offering prices) as of the Date of Deposit of the Bonds listed under "Schedule of Investments" herein, and their aggregate cost to the Trust are the same. Such offering prices were determined by Kenny S&P Evaluation Services, a division of J.J. Kenny Co., Inc., as of the close of business on the business day prior to the Date of Deposit. (See "HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE DATE OF DEPOSIT?" in Part B of this Prospectus.) Insurance coverage providing for the timely payment, when due, of all principal of and interest on the Bonds in an Insured Trust has been obtained by the Sponsor or by the issuers of such Bonds. Such insurance does not guarantee the market value of the Bonds or the value of the Units. Both the bid and the offering prices of the underlying Bonds and of the Units may include value attributable to such policies of insurance.

(3) The Trust (and therefore Unitholders) will bear all or a portion of its estimated organizational costs which will be deferred and amortized over five years from the Date of Deposit.

(4) Representing, as set forth in "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus, advancement by the Trustee of an amount equal to the accrued Bond interest as of the Date of Deposit.

(5) Aggregate Public Offering Price (exclusive of accrued interest) computed as set forth under "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.90% of the Public Offering Price has been calculated on the assumption that the Units sold are not subject to a reduction of sales charge for quantity purchases. In single transactions involving 500 Units or more, the sales charge is reduced. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)

                                     6 of 7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS OF JOHN NUVEEN & CO. INCORPORATED AND UNITHOLDERS OF NATIONAL INSURED TRUST 309:



    We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of National Insured Trust 309 (contained in Nuveen Tax-Exempt Unit Trust, Series
837), as of November 29, 1995. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.


    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


    In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of National Insured Trust 309 as of November 29, 1995, in conformity with generally accepted accounting principles.


                                                             ARTHUR ANDERSEN LLP


Chicago, Illinois,
November 29, 1995.


                                     7 of 7

                               NOVEMBER 29, 1995
                             SUBJECT TO COMPLETION


                                           A

NUVEEN             NUVEEN SHORT INTERMEDIATE INSURED TRUST 44
                   (NUVEEN TAX-EXEMPT UNIT TRUSTS SERIES 837)


                                                CUSIP NUMBERS:


                                                   Monthly:           6710A0 619
                                                   Quarterly:         6710A0 627
                                                   Semi-Annually:     6710A0 635



            PROSPECTUS--PART A (SPECIFIC TERMS) -- NOVEMBER 29, 1995
              THIS PART A OF THE PROSPECTUS MAY NOT BE DISTRIBUTED
              UNLESS ACCOMPANIED BY THE PART B OF THE PROSPECTUS.
     BOTH PARTS OF THE PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.



    Short Intermediate Insured Trust 44 (the "Trust") consists of a portfolio of interest-bearing obligations issued by or on behalf of States, certain United States Territories or authorities and political subdivisions thereof which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from Federal income tax, to the extent indicated in "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.


    The objectives of the Trust are income exempt from Federal income tax and conservation of capital. The objectives are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations.


    The Portfolio of the Trust consists of 12 obligations issued by entities located in 11 states. The Bonds in the Trust are either general obligations of the governmental entity issuing them and are backed by the taxing power thereof or are payable as to principal and interest from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. The sources of payment for the Bonds are divided as follows:



     NUMBER OF                                              PORTFOLIO
      ISSUES                PURPOSE OF ISSUE                PERCENTAGE
  ---------------  ----------------------------------------------------
         3         Municipal Lease Revenue                        27   %
         3         General Obligations                            25
         2         Health Care Facility Revenue                   18
         2         Water and/or Sewer Revenue                     16
         1         Electrical System Revenue                       8
         1         Dedicated-Tax Supported Revenue                 6



    Approximately 16.7% of the aggregate principal amount of the Bonds in the Trust (accounting for approximately 14.9% of the aggregate offering price of the Bonds) are original issue discount obligations. Certain of these original issue discount obligations, amounting to 6.7% of the aggregate principal amount and 5.4% of the aggregate offering price of the Bonds in the Trust, are "zero coupon" bonds. See "RISK FACTORS" in Part B of this Prospectus for a discussion of the characteristics of such obligations and of the risks associated therewith.


    All of the Bonds in the Trust are covered by policies of insurance obtained from the MBIA Insurance Corporation guaranteeing payment of principal and interest when due. As a result of such insurance, the Bonds in the Trust have received a rating of "Aaa" by Moody's and both the Bonds in the Trust and the Units of the Trust have received a rating of "AAA" by Standard & Poor's.


    Twenty percent of the principal amount of Bonds in the Trust consists of issues of entities located in the State of New York; such concentration may involve more risk than if such Bonds were issued by issuers located in several states.



    The Trust is considered to be concentrated in Bonds of Municipal Lease Revenue Issuers whose revenues are subject to certain risks including the lack of annual budget appropriations of the leasing governmental entity. For a discussion of the risks associated with investments in the bonds of various issuers, see "RISK FACTORS" in Part B of this Prospectus.


    Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.

----------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                     1 of 6

                             ESSENTIAL INFORMATION
            REGARDING THE NUVEEN SHORT INTERMEDIATE INSURED TRUST 44
      ON THE BUSINESS DAY PRIOR TO THE DATE OF DEPOSIT, NOVEMBER 28, 1995

          Sponsor and Evaluator........ John Nuveen & Co. Incorporated
          Trustee...................... The Chase Manhattan Bank, N.A.
                ------------------------------------------------

The  income, expense and distribution data  set forth below have been calculated
for  Unitholders  receidsig  monthly,  quarterly  or  semi-annual   distribution
options.

Principal Amount of Bonds in Trust..................  $     6,000,000
Number of Units.....................................           60,000
Fractional Undivided Interest in Trust Per Unit.....         1/60,000
Public Offering Price--Less than 500 Units
    Aggregate Offering Price of Bonds in Trust......  $     5,889,022
    Divided by Number of Units......................  $         98.15
    Plus Sales Charge 3.9% (4.058% of the Aggregate
     Offering Price of the Bonds per Unit)..........  $          3.04
    Public Offering Price Per Unit(1)...............  $        101.19
Redemption Price Per Unit (exclusive of accrued
  interest).........................................  $         97.90
Sponsor's Initial Repurchase Price Per Unit
  (exclusive of accrued interest)...................  $         98.15
Excess of Public Offering Price Per Unit over
  Redemption Price Per Unit.........................  $          3.29
Excess of Public Offering Price Per Unit over
  Sponsor's Repurchase Price Per Unit...............  $          3.04
Average Maturity of Bonds in the Trust(2)...........        4.9 years

                                                          MONTHLY
                                                      SEMI-ANNUAL ---
                                                                QUARTERLY
                                                                --
                                                                ------------------------------
  Calculation of Estimated Net Annual
    Interest Income Per Unit
      Annual Interest Income(3)............         $4.0453         $4.0453        $4.0453
      Less Estimated Annual Expense........          $.2247          $.1927         $.1737
                                                -----------     -----------     -----------
      Estimated Net Annual Interest
        Income(4)..........................         $3.8206         $3.8526        $3.8716
  Daily Rate of Accrual Per Unit...........         $.01061         $.01070        $.01075
  ESTIMATED CURRENT RETURN(5)..............            3.78%           3.81%          3.83 %
  ESTIMATED LONG TERM RETURN(5)............            3.60%           3.63%          3.65 %
  Trustee's Annual Fees(6).................         $1.4611         $1.1411        $0.9511



Date of Deposit..................................................................................November 29, 1995
Settlement Date...................................................................................December 4, 1995
Mandatory Termination Date....................................See "OTHER INFORMATION" in Part B of this Prospectus
Minimum Value of Each Trust...................................See "OTHER INFORMATION" in Part B of this Prospectus
Sponsor's Annual Evaluation Fee.........................................$0.17 per $1,000 principal amount of Bonds
Estimated Annual Organizational Expenses(7).......................................................$.03067 per Unit
----------
BECAUSE CERTAIN OF THE BONDS IN THE TRUST WILL NOT BE DELIVERED TO THE TRUSTEE UNTIL AFTER THE SETTLEMENT DATE FOR
A  PURCHASE OF UNITS MADE ON THE DATE OF DEPOSIT, INTEREST THAT ACCRUES ON THOSE BONDS BETWEEN THE DATE OF DEPOSIT
AND SUCH DELIVERY DATE WILL BE TREATED  AS A RETURN OF PRINCIPAL RATHER  THAN AS TAX-EXEMPT INCOME. THE AMOUNT  OF
ANY  SUCH RETURN  OF PRINCIPAL  IS NOT  INCLUDED IN THE  ANNUAL INTEREST  INCOME SHOWN  ABOVE. FOR  THE TRUST, THE
FOLLOWING SETS FORTH THE LATEST SCHEDULED BOND DELIVERY DATE, THE AMOUNT PER UNIT THAT WILL BE TREATED AS A RETURN
OF PRINCIPAL TO  UNITHOLDERS WHO  PURCHASE ON THE  DATE OF  DEPOSIT, AND THE  ESTIMATED CURRENT  RETURN UNDER  THE
MONTHLY  DISTRIBUTION PLAN AFTER THE FIRST YEAR, ASSUMING THE  PORTFOLIO AND ESTIMATED ANNUAL EXPENSES DO NOT VARY
FROM THAT SET FORTH ABOVE (SEE "WHAT  ARE NORMAL TRUST OPERATING EXPENSES?" IN  PART B OF THIS PROSPECTUS AND  THE
"SCHEDULE  OF INVESTMENTS").  THE ESTIMATED  CURRENT RETURN  AFTER THE FIRST  YEAR WILL  ALSO BE  HIGHER UNDER THE
QUARTERLY AND SEMI-ANNUAL DISTRIBUTION PLANS:
                                   LATEST SCHEDULED         PER UNIT         ESTIMATED CURRENT RETURN
                                    DELIVERY DATE     RETURN OF PRINCIPAL      AFTER THE FIRST YEAR
                                  ------------------  --------------------   -------------------------
  SHORT INTERMEDIATE INSURED
  TRUST.........................  DECEMBER 14, 1995   $           .03                     3.80        %


The evaluation time for purpose of sale, purchase or redemption of Units is 4 p.m. Eastern time or as of any earlier closing time on a day on which the New York Stock Exchange is scheduled in advance to close at such earlier time. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)

(1) Units are offered at the Public Offering Price plus accrued interest from the preceding Record Date to, but not including, the date of settlement (normally three business days after purchase). The Date of Deposit of the Fund has been designated as the First Record Date for all plans of distribution of the Trust and, accordingly, for Units purchased on the Date of Deposit, $.05 of accrued interest to the Settlement Date will be added to the Public Offering Price. (See "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus.)

(2) The Average Maturity of Bonds in the Trust is calculated based upon the stated maturities of the Bonds in the Trust (or, with respect to Bonds for which funds or securities have been placed in escrow to redeem such Bonds on a stated call date, based upon such call date). The Average Maturity of Bonds in the Trust may increase or decrease from time to time as Bonds mature or are called or sold.
(3) Assumes delivery of all Bonds. (See "COMPOSITION OF TRUSTS" appearing in Part B of this Prospectus.) Interest income does not include accretion of original issue discount on "zero coupon" Bonds, Stripped Obligations or other original issue discount Bonds. (See "RISK FACTORS" in Part B of this Prospectus.)
(4) The amount and timing of interest distributions from the Trust under the various plans of distribution are set forth below. It is anticipated that the amount of interest to be distributed per Unit in each year under each plan of distribution will initially be substantially equal to the Estimated Net Annual Interest Income per Unit for that plan. The amount of interest to be distributed annually per Unit, will generally change as Bonds are redeemed, mature or are sold or as fees and expenses increase or decrease.
(5) Estimated Long Term Return for the Trust represents the average of the yields to maturity (or call) of the Bonds in the Trust's portfolio calculated in accordance with accepted bond practices and adjusted to reflect a compounding factor, expenses and sales charges. Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price, and in contrast to Estimated Long Term Return does not reflect the amortization of premium or accretion of discount, if any. For more information see "WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN?" in Part B of this Prospectus.
(6) Each Trustee annual fee is per $1,000 principal amount of the underlying Bonds in the Trust for that portion of the Trust that represents a particular plan of distribution.
(7) The Trust (and therefore Unitholders) will bear all or a portion of its organizational costs (including costs of preparing the registration statements, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational expenses will be amortized over a five year period. See "WHAT ARE NORMAL TRUST OPERATING EXPENSES?" in Part B of this Prospectus and "Statement of Condition." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

                                     2 of 6

                             INTEREST DISTRIBUTION

    Details of interest distributions per Unit of the Trust under the various plans appear in the following table based upon estimated Net Annual Interest Income at the Date of Deposit:


                                                                                                                       NORMAL
                                                                                                                   DISTRIBUTIONS
                                                                        1996                                          PER YEAR
-------------------------------------------------------------------------------------------------------------      --------------
Record Date*..........................        1/1            2/1            5/1            8/1           11/1
Distribution Date.....................       1/15           2/15           5/15           8/15          11/15
---------------------------------------------------------------------------------------------------------------------------------
Monthly Distribution Plan.............  $   .3397(1)                                                               $  3.8481
                                                              --------   $.3204 every month   --------
Quarterly Distribution Plan...........  $   .3397(1)   $   .3231(2)   $   .9693      $   .9693      $   .9693      $  3.8801
Semi-Annual Distribution Plan.........  $   .3397(1)                  $  1.2996(3)                  $  1.9494      $  3.8991
---------------------------------------------------------------------------------------------------------------------------------


 * Record Dates for semi-annual distributions are May 1 and November 1; for quarterly distributions, they are February 1, May 1, August 1 and November 1. Record Dates for monthly distributions are the first day of each month. Distribution Dates under each distribution plan are the fifteenth day of the month in which the respective Record Date occurred. For additional information see "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?" in Part B of this Prospectus.

(1) The first distribution will be paid to all Unitholders, regardless of the distribution plan selected. Such distribution may be more or less than a regular monthly distribution.


(2) The second distribution under the quarterly distribution plan represents a 1-month distribution; subsequent quarterly distributions will be regular 3-month distributions.



(3) The second distribution under the semi-annual distribution plan represents a 4-month distribution; subsequent semi-annual distributions will be regular 6-month distributions.


                                   TAX STATUS

    For a discussion of the tax status of income earned on Trust Units, see "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.

                                     3 of 6

                   NUVEEN SHORT INTERMEDIATE INSURED TRUST 44
                   (NUVEEN TAX-EXEMPT UNIT TRUST SERIES 837)
       SCHEDULE OF INVESTMENTS AT THE DATE OF DEPOSIT, NOVEMBER 29, 1995



                                                                                          Ratings(3)           Trustee's
                                                                      Optional       ---------------------   Determination
 Aggregate        Name of Issuer and Title of Issue Represented      Redemption       Standard                of Offering
  Principal        by Sponsor's Contracts to Purchase Bonds(1)      Provisions(2)     & Poor's    Moody's        Price
---------------------------------------------------------------------------------------------------------------------------
$   400,000      North Slope Borough, Alaska, General Obligation  No Optional Call      AAA         Aaa     $       316,568
                   Bonds, Series 1993B, 0.00% Due 1/1/01.
                   (Original issue discount bonds delivered on
                   or about October 5, 1993 at a price of
                   69.942% of principal amount.)
    450,000     * City of Whittier (California), Insured Health   No Optional Call      AAA         Aaa             447,750
                   Facility Revenue Bonds (Presbyterian
                   Intercommunity Hospital), Series 1995, 4.40%
                   Due 6/1/01. (When issued.)
    500,000      Massachusetts Water Pollution Abatement Trust,   No Optional Call      AAA         Aaa             501,020
                   Water Pollution Abatement Revenue Bonds (MWRA
                   Loan Program), Series 1995A, 4.40% Due
                   8/1/00.
    450,000      City of Detroit, Michigan, Water Supply System   No Optional Call      AAA         Aaa             449,060
                   Revenue Second Lien Bonds, Series 1995-A,
                   4.45% Due 7/1/00.
    500,000      Southern Minnesota Municipal Power Agency,       No Optional Call      AAA         Aaa             502,230
                   Power Supply System Revenue Bonds, Series
                   1993 A, 4.60% Due 1/1/01.
    500,000      Kansas City Municipal Assistance Corporation     No Optional Call      AAA         Aaa             498,750
                   (Missouri), Leasehold Refunding Revenue
                   Bonds, Series 1995A (H. Roe Bartle Convention
                   Center Project), 4.50% Due 4/15/01.
    370,000     * City of Santa Fe, New Mexico, Subordinate Lien  No Optional Call      AAA         Aaa             369,249
                   Gross Receipts Tax Revenue Bonds, Series
                   November 15, 1995A, 4.35% Due 6/1/00. (When
                   issued.)
    600,000      The City of New York (New York), General         No Optional Call      AAA         Aaa             559,104
                   Obligation Bonds, Fiscal 1991 Series F, 3.00%
                   Due 11/15/00. (Original issue discount bonds
                   delivered on or about June 13, 1991 at a
                   price of 66.321% of principal amount.)
    600,000      The State of New York, Certificates of           No Optional Call      AAA         Aaa             612,672
                   Participation, 5.00% Due 9/1/00. (When
                   issued.)
    600,000      City of Middleburg Heights, Ohio, Hospital       No Optional Call      AAA         Aaa             605,016
                   Improvement Refunding Revenue Bonds, Series
                   1995 (Southwest General Health Center
                   Project), 4.60% Due 8/15/00.
    500,000     * City of Pittsburgh (Commonwealth of             No Optional Call      AAA         Aaa             496,490
                   Pennsylvania), General Obligation Refunding
                   Bonds, Series B of 1995, 4.30% Due 3/1/01.
                   (When issued.)
    530,000     * City of Bryan, Texas (Brazos County), Lease     No Optional Call      AAA         Aaa             531,113
                   Revenue Bonds (Blinn College Project), Series
                   1995, 4.50% Due 10/1/00. (When issued.)
-----------                                                                                                 ---------------
$ 6,000,000                                                                                                 $     5,889,022
-----------                                                                                                 ---------------
-----------                                                                                                 ---------------



*_ These Bonds, or a portion thereof, have delivery dates beyond the normal settlement date. Their expected delivery dates range from December 6, 1995 to December 14, 1995. Contracts relating to Bonds with delivery dates after the date of settlement for purchase made on the Date of Deposit constitute approximately 31% of the aggregate principal amount of the Trust. (See "COMPOSITION OF TRUSTS" in Part B of this Prospectus.)


------------

    (1) The Sponsor's contracts to purchase Bonds were entered into during the period from November 21, 1995 to November 28, 1995. Other information regarding the Bonds in the Trust on the Date of Deposit is as follows:


                                                                        ANNUAL
                                                           PROFIT      INTEREST
                                              COST TO     (OR LOSS)    INCOME TO    BID PRICE
                   TRUST                      SPONSOR    TO SPONSOR      TRUST      OF BONDS
  ----------------------------------------  -----------  -----------  -----------  -----------
  SHORT INTERMEDIATE INSURED TRUST 44.....  $ 5,875,924  $   13,098   $  244,370   $ 5,873,959



In addition, the difference between the Trustee's determination of Offering Price and Bid Price (as a percentage of principal amount) is .25%. Neither cost to Sponsor nor profit (or loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates. The Sponsor did not participate as either the sole underwriter or as a manager or member of a syndicate that acted as the original underwriter of any of the Bonds.


    (2) The Bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the Bonds, except for Bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. The Bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such Bonds. See "COMPOSITION OF TRUSTS", "WHAT IS THE TAX STATUS OF UNITHOLDERS?" and "RISK FACTORS" in Part B of this Prospectus.

    (3) All the Bonds in the Insured Trusts, as insured by the Insurer, are rated AAA by Standard & Poor's and Aaa by Moody's. The insurance obtained by the Trust guarantees the payment of interest and principal on the Bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, premiums payable on mandatory redemptions or interest rate risks. (See "WHY AND HOW ARE THE BONDS INSURED?" in Part B of this Prospectus and "Description of Ratings" in the Information Supplement.)

                                     4 of 6

                             Statement of Condition


                   NUVEEN SHORT INTERMEDIATE INSURED TRUST 44



                   (Nuveen Tax-Exempt Unit Trust, Series 837)



                            AS OF NOVEMBER 29, 1995



    TRUST PROPERTY
Sponsor's contracts to purchase Tax-Exempt Bonds,
  backed by an irrevocable letter of
  credit(1)(2)....................................  $    5,889,022
Accrued interest to November 29, 1995 on
  underlying Bonds(1).............................          23,896
Organizational costs(3)...........................           9,200
                                                    --------------
            Total.................................  $    5,922,118
                                                    --------------
                                                    --------------
   LIABILITIES AND INTEREST OF UNITHOLDERS
LIABILITIES:
    Accrued interest to November 29, 1995 on
     underlying Bonds(4)..........................  $       23,896
    Accrued organizational costs(3)...............           9,200
                                                    --------------
            Total.................................  $       33,096
                                                    --------------
                                                    --------------
INTEREST OF UNITHOLDERS:
    Units of fractional undivided interest
     outstanding (60,000)
      Cost to investors(5)........................  $    6,071,169
        Less: Gross underwriting commission(6)....        (182,147)
                                                    --------------
    Net amount applicable to investors............  $    5,889,022
                                                    --------------
            Total.................................  $    5,922,118
                                                    --------------
                                                    --------------
------------


(1) Represented by contracts to purchase Tax-Exempt Bonds which include "when issued" or "regular way" or "delayed delivery" contracts for which an irrevocable letter of credit issued by a major commercial bank has been deposited with the Trustee on the Date of Deposit. The amount of such letter of credit and any cash deposited exceeds the amount necessary for the purchase of the Bonds plus accrued interest to the Date of Deposit. At the Date of Deposit, Bonds may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such Bonds.

(2) Aggregate value (at offering prices) as of the Date of Deposit of the Bonds listed under "Schedule of Investments" herein, and their aggregate cost to the Trust are the same. Such offering prices were determined by Kenny S&P Evaluation Services, a division of J.J. Kenny Co., Inc., as of the close of business on the business day prior to the Date of Deposit. (See "HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE DATE OF DEPOSIT?" in Part B of this Prospectus.) Insurance coverage providing for the timely payment, when due, of all principal of and interest on the Bonds in an Insured Trust has been obtained by the Sponsor or by the issuers of such Bonds. Such insurance does not guarantee the market value of the Bonds or the value of the Units. Both the bid and the offering prices of the underlying Bonds and of the Units may include value attributable to such policies of insurance.

(3) The Trust (and therefore Unitholders) will bear all or a portion of its estimated organizational costs which will be deferred and amortized over five years from the Date of Deposit.

(4) Representing, as set forth in "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus, advancement by the Trustee of an amount equal to the accrued Bond interest as of the Date of Deposit.

(5) Aggregate Public Offering Price (exclusive of accrued interest) computed as set forth under "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.90% of the Public Offering Price has been calculated on the assumption that the Units sold are not subject to a reduction of sales charge for quantity purchases. In single transactions involving 500 Units or more, the sales charge is reduced. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)

                                     5 of 6

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS OF JOHN NUVEEN & CO. INCORPORATED AND UNITHOLDERS OF SHORT INTERMEDIATE INSURED TRUST 44:



    We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of Short Intermediate Insured Trust 44 (contained in Nuveen Tax-Exempt Unit Trust, Series
837), as of November 29, 1995. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.


    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


    In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of Short Intermediate Insured Trust 44 as of November 29, 1995, in conformity with generally accepted accounting principles.


                                                             ARTHUR ANDERSEN LLP


Chicago, Illinois,
November 29, 1995.


                                     6 of 6

                               NOVEMBER 29, 1995
                             SUBJECT TO COMPLETION

                                           A

NUVEEN                NUVEEN CALIFORNIA INSURED TRUST 258
                   (NUVEEN TAX-EXEMPT UNIT TRUSTS SERIES 837)

                                                CUSIP NUMBERS:

                                                   Monthly:           67064W 432
                                                   Quarterly:         67064W 440
                                                   Semi-Annually:     67064W 457


            PROSPECTUS--PART A (SPECIFIC TERMS) -- NOVEMBER 29, 1995
              THIS PART A OF THE PROSPECTUS MAY NOT BE DISTRIBUTED
              UNLESS ACCOMPANIED BY THE PART B OF THE PROSPECTUS.
     BOTH PARTS OF THE PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.



    California Insured Trust 258 (the "Trust") consists of a portfolio of interest-bearing obligations issued by or on behalf of the State of California, certain United States Territories or authorities and political subdivisions thereof which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from Federal income tax and California income tax, to the extent indicated below.

    The objectives of the Trust are income exempt from Federal and state income taxes, and conservation of capital. The objectives are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations.

    The Portfolio of the Trust consists of 8 obligations issued by entities located in California. The Bonds in the Trust are either general obligations of the governmental entity issuing them and are backed by the taxing power thereof or are payable as to principal and interest from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. The sources of payment for the Bonds are divided as follows:



     NUMBER OF                                              PORTFOLIO
      ISSUES                PURPOSE OF ISSUE                PERCENTAGE
  ---------------  ----------------------------------------------------
         4         Water and/or Sewer Revenue                     40   %
         1         Electrical System Revenue                      15
         1         Health Care Facility Revenue                   15
         1         Municipal Lease Revenue                        15
         1         General Obligations                            15



    Approximately 45.0% of the aggregate principal amount of the Bonds in the Trust (accounting for approximately 44.0% of the aggregate offering price of the Bonds) are original issue discount bonds. See "RISK FACTORS" in Part B of this Prospectus for a discussion of the characteristics of such obligations and of the risks associated therewith.

    All of the Bonds in the Trust are covered by policies of insurance obtained from the MBIA Insurance Corporation guaranteeing payment of principal and interest when due. As a result of such insurance, the Bonds in the Trust have received a rating of "Aaa" by Moody's and both the Bonds in the Trust and the Units of the Trust have received a rating of "AAA" by Standard & Poor's.

    The Trust is considered to be concentrated in Bonds of Water and/or Sewer Revenue Issuers whose revenues are subject to certain risks including problems obtaining timely and adequate rate increases and population decline resulting in decreased user fees. For a discussion of the risks associated with investments in the bonds of various issuers, see "RISK FACTORS" in Part B of this Prospectus.


                             ESSENTIAL INFORMATION
               REGARDING THE NUVEEN CALIFORNIA INSURED TRUST 258
      ON THE BUSINESS DAY PRIOR TO THE DATE OF DEPOSIT, NOVEMBER 28, 1995

          Sponsor and Evaluator........ John Nuveen & Co. Incorporated
          Trustee...................... The Chase Manhattan Bank, N.A.
                ------------------------------------------------

The  income, expense and distribution data  set forth below have been calculated
for  Unitholders  receiving  monthly,  quarterly  or  semi-annual   distribution
options.


Principal Amount of Bonds in Trust..................  $     5,000,000
Number of Units.....................................           50,000
Fractional Undivided Interest in Trust Per Unit.....         1/50,000
Public Offering Price--Less than 500 Units
    Aggregate Offering Price of Bonds in Trust......  $     4,808,378
    Divided by Number of Units......................  $         96.17
    Plus Sales Charge 4.9% (5.152% of the Aggregate
     Offering Price of the Bonds per Unit)..........  $          4.95
    Public Offering Price Per Unit(1)...............  $        101.12
Redemption Price Per Unit (exclusive of accrued
  interest).........................................  $         95.67
Sponsor's Initial Repurchase Price Per Unit
  (exclusive of accrued interest)...................  $         96.17
Excess of Public Offering Price Per Unit over
  Redemption Price Per Unit.........................  $          5.45
Excess of Public Offering Price Per Unit over
  Sponsor's Repurchase Price Per Unit...............  $          4.95
Average Maturity of Bonds in the Trust(2)...........       25.6 years


----------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.

                                     1 of 7

                                               MONTHLY        QUARTERLY      SEMI-ANNUAL
                                             -----------     -----------     -----------
  Calculation of Estimated Net Annual
    Interest Income Per Unit
      Annual Interest Income(3)............  $    5.3513     $   5.3513      $   5.3513
      Less Estimated Annual Expense........  $     .2427     $    .2107      $    .1917
                                             -----------     -----------     -----------
      Estimated Net Annual Interest
        Income(4)..........................  $    5.1086     $   5.1406      $   5.1596
  Daily Rate of Accrual Per Unit...........  $    .01419     $   .01427      $   .01433
  ESTIMATED CURRENT RETURN(5)..............         5.05%          5.08 %          5.10 %
  ESTIMATED LONG TERM RETURN(5)............         5.08%          5.11 %          5.13 %
  Trustee's Annual Fees(6).................  $    1.6298     $   1.3098      $   1.1198
Date of Deposit..............................................................................November 29, 1995
Settlement Date...............................................................................December 4, 1995
Mandatory Termination Date................................See "OTHER INFORMATION" in Part B of this Prospectus
Minimum Value of Each Trust...............................See "OTHER INFORMATION" in Part B of this Prospectus
Sponsor's Annual Evaluation Fee.....................................$0.17 per $1,000 principal amount of Bonds
Estimated Annual Organizational Expenses(7)...................................................$.02920 per Unit
----------


The evaluation time for purpose of sale, purchase or redemption of Units is 4 p.m. Eastern time or as of any earlier closing time on a day on which the New York Stock Exchange is scheduled in advance to close at such earlier time. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)


(1) Units are offered at the Public Offering Price plus accrued interest from the preceding Record Date to, but not including, the date of settlement (normally three business days after purchase). The Date of Deposit of the Fund has been designated as the First Record Date for all plans of distribution of the Trust and, accordingly, for Units purchased on the Date of Deposit, $.07 of accrued interest to the Settlement Date will be added to the Public Offering Price. (See "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus.)


(2) The Average Maturity of Bonds in the Trust is calculated based upon the stated maturities of the Bonds in the Trust (or, with respect to Bonds for which funds or securities have been placed in escrow to redeem such Bonds on a stated call date, based upon such call date). The Average Maturity of Bonds in the Trust may increase or decrease from time to time as Bonds mature or are called or sold.

(3) Assumes delivery of all Bonds. (See "COMPOSITION OF TRUSTS" appearing in Part B of this Prospectus.) Interest income does not include accretion of original issue discount on "zero coupon" Bonds, Stripped Obligations or other original issue discount Bonds. (See "RISK FACTORS" in Part B of this Prospectus.)

(4) The amount and timing of interest distributions from the Trust under the various plans of distribution are set forth below. It is anticipated that the amount of interest to be distributed per Unit in each year under each plan of distribution will initially be substantially equal to the Estimated Net Annual Interest Income per Unit for that plan. The amount of interest to be distributed annually per Unit, will generally change as Bonds are redeemed, mature or are sold or as fees and expenses increase or decrease.

(5) Estimated Long Term Return for the Trust represents the average of the yields to maturity (or call) of the Bonds in the Trust's portfolio calculated in accordance with accepted bond practices and adjusted to reflect a compounding factor, expenses and sales charges. Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price, and in contrast to Estimated Long Term Return does not reflect the amortization of premium or accretion of discount, if any. For more information see "WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN?" in Part B of this Prospectus.

(6) Each Trustee annual fee is per $1,000 principal amount of the underlying Bonds in the Trust for that portion of the Trust that represents a particular plan of distribution.

(7) The Trust (and therefore Unitholders) will bear all or a portion of its organizational costs (including costs of preparing the registration statements, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational expenses will be amortized over a five year period. See "WHAT ARE NORMAL TRUST OPERATING EXPENSES?" in Part B of this Prospectus and "Statement of Condition." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

                                     2 of 7

                             INTEREST DISTRIBUTION

    Details of interest distributions per Unit of the Trust under the various plans appear in the following table based upon estimated Net Annual Interest Income at the Date of Deposit:


                                                                                                                       NORMAL
                                                                                                                   DISTRIBUTIONS
                                                                        1996                                          PER YEAR
-------------------------------------------------------------------------------------------------------------      --------------
Record Date*..........................        1/1            2/1            5/1            8/1           11/1
Distribution Date.....................       1/15           2/15           5/15           8/15          11/15
---------------------------------------------------------------------------------------------------------------------------------
Monthly Distribution Plan.............  $   .4540(1)                                                               $  5.1086
                                                                 --------$.4257 every month--------
Quarterly Distribution Plan...........  $   .4540(1)   $   .4281(2)   $  1.2843      $  1.2843      $  1.2843      $  5.1406
Semi-Annual Distribution Plan.........  $   .4540(1)                  $  1.7196(3)                  $  2.5794      $  5.1596
---------------------------------------------------------------------------------------------------------------------------------


 * Record Dates for semi-annual distributions are May 1 and November 1; for quarterly distributions, they are February 1, May 1, August 1 and November 1. Record Dates for monthly distributions are the first day of each month. Distribution Dates under each distribution plan are the fifteenth day of the month in which the respective Record Date occurred. For additional information see "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?" in Part B of this Prospectus.

(1) The first distribution will be paid to all Unitholders, regardless of the distribution plan selected. Such distribution may be more or less than a regular monthly distribution.


(2) The second distribution under the quarterly distribution plan represents a 1-month distribution; subsequent quarterly distributions will be regular 3-month distributions.



(3) The second distribution under the semi-annual distribution plan represents a 4-month distribution; subsequent semi-annual distributions will be regular 6-month distributions.


                            CALIFORNIA RISK FACTORS

    The financial condition of the State of California is affected by various national, economic, social and environmental policies and conditions. Additionally, limitations imposed by constitutional amendments, legislative measures, or voter initiatives on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the Bonds to satisfy their obligations. The State faces a structural imbalance in its budget with the largest programs supported by the General Fund (education, health, welfare and corrections) growing at rates higher than the growth rates for the principal revenue sources of the General Fund.

    The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the Bonds, are affected by numerous factors, such as natural disasters and cutbacks in federal defense spending. The California economy continues to show weakness in manufacturing, particularly aerospace, construction, services and trade. California's population increase has resulted in traffic congestion, school overcrowding and high housing costs which have caused an increase demand for government services and which may impede future economic growth.

    The State is a party to numerous lawsuits in which an adverse final decision could materially affect the State's governmental operations and consequently its ability to pay debt service on its obligations. On December 7, 1994, Orange County, California, together with its pooled investment fund (the "POOLED FUND") filed for protection under Chapter 9 of the federal Bankruptcy Code. Many governmental entities kept moneys in the Pool Fund.

    All outstanding general obligations bonds of the State are rated "A" by Standard and Poor's and "A1" by Moody's.

    Further information concerning California risk factors may be obtained upon written or telephonic request to the Trustee as described in "OTHER INFORMATION -- Supplemental Information" appearing in Part B of this Prospectus.

                                   TAX STATUS

    For a discussion of the Federal tax status of income earned on Trust Units, see "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.

    In the opinion of Orrick, Herrington & Sutcliffe, special California counsel to the Trust, under existing California income and property tax law applicable to individuals who are California residents:

        The Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unitholders under the income tax laws of California.

        Interest on the underlying securities (which may include bonds or other obligations issued by the governments of Puerto Rico, the Virgin Islands, Guam or the Northern Mariana Islands) which is exempt from tax

                                     3 of 7
    under California personal income tax and property tax laws when received by the Trust will, under such laws, retain its status as tax-exempt interest when distributed to Unitholders. However, interest on the underlying securities attributed to a Unitholder which is a corporation subject to the California franchise tax laws may be includable in its gross income for purposes of determining its California franchise tax.

        Under California income tax law, each Unitholder in the Trust will have a taxable event when the Trust disposes of a security (whether by sale, exchange, redemption or payment at maturity) or when the Unitholder redeems or sells Units. Because of the requirement that tax cost basis be reduced to reflect amortization of bond premium, under some circumstances a Unitholder may realize taxable gain when Units are sold or redeemed for an amount equal to, or less than, their original cost. The total tax cost of each Unit to a Unitholder is allocated among each of the bond issues held in the Trust (in accordance with the proportion of the Trust comprised by each bond issue) in order to determine his per unit tax cost for each bond issue; and the tax cost reduction requirements relating to amortization of bond premium will apply separately to the per unit cost of each bond issue. Unitholders' bases in their Units, and the bases for their fractional interest in each Trust asset, may have to be adjusted for their pro rata share of accrued interest received, if any, on securities delivered after the Unitholders' respective settlement dates.

        Under the California personal property tax laws, bonds (including the bonds in the Trust as well as "regular-way" and "when-issued" contracts for the purchase of bonds) or any interest therein is exempt from such tax.

        Any proceeds paid under the insurance policy issued to the Trustee of the fund with respect to the bonds in the Trust as well as "regular-way" and "when-issued" contracts for the purchase of bonds which represent maturing interest on defaulted obligations held by the Trustee will be exempt from California personal income tax if, and to the same extent as, such interest would have been so exempt if paid by the issuer of the defaulted obligations.

        Under Section 17280(b)(2) of the California Revenue and Taxation Code, interest on indebtedness incurred or continued to purchase or carry Units of the Trust is not deductible for the purposes of the California personal income tax. While there presently is no California authority interpreting this provision, Section 17280(b)(2) directs the California Franchise Tax Board to prescribe regulations determining the proper allocation and apportionment of interest costs for this purpose. The Franchise Tax Board has not yet proposed or prescribed such regulations. In interpreting the generally similar Federal provision, the Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (although the Service has not contended that a deduction for interest on indebtedness incurred to purchase or improve a personal residence or to purchase goods or services for personal consumption will be disallowed). In the absence of conflicting regulations or other California authority, the California Franchise Tax Board generally has interpreted California statutory tax provisions in accord with Internal Revenue Service interpretations of similar Federal provisions.

                                     4 of 7

                      NUVEEN CALIFORNIA INSURED TRUST 258
                   (NUVEEN TAX-EXEMPT UNIT TRUST SERIES 837)
       SCHEDULE OF INVESTMENTS AT THE DATE OF DEPOSIT, NOVEMBER 29, 1995



                                                                                          Ratings(3)           Trustee's
                                                                      Optional       ---------------------   Determination
 Aggregate        Name of Issuer and Title of Issue Represented      Redemption       Standard                of Offering
  Principal        by Sponsor's Contracts to Purchase Bonds(1)      Provisions(2)     & Poor's    Moody's        Price
---------------------------------------------------------------------------------------------------------------------------
$   750,000      State Public Works Board of the State of            2003 at 102        AAA         Aaa     $       727,860
                   California, Lease Revenue Bonds (Department
                   of Corrections), 1993 Series B (California
                   State Prison-Fresno County, Coalinga), 5.375%
                   Due 12/1/19. (Original issue discount bonds
                   delivered on or about April 14, 1993 at a
                   price of 94.522% of principal amount.)
    750,000      Abag Finance Authority for Nonprofit                2003 at 102        AAA         Aaa             710,108
                   Corporations, Certificates of Participation
                   (Stanford University Hospital), California,
                   Series 1993, 5.25% Due 11/1/20.
    275,000      Contra Costa Water District (Contra Costa           2004 at 102        AAA         Aaa             271,381
                   County, California), Water Revenue Bonds,
                   Series G, 5.50% Due 10/1/19. (Original issue
                   discount bonds delivered on or about
                   September 7, 1994 at a price of 90.795% of
                   principal amount.)
    750,000      Encinitas Public Financing Authority                2003 at 102        AAA         Aaa             713,138
                   (California), 1993 Water Revenue Bonds,
                   Series A (San Dieguito Water District), 5.25%
                   Due 10/1/23.
    475,000      City of Fresno (California), Sewer System           2003 at 100        AAA         Aaa             401,803
                   Revenue Bonds, 1993 Series A-1, 4.50% Due
                   9/1/23. (Original issue discount bonds
                   delivered on or about October 6, 1993 at a
                   price of 88.059% of principal amount.)
    750,000      City of Industry, California, General               2005 at 102        AAA         Aaa             765,000
                   Obligation Bonds, Issue of 1995, 5.85% Due
                   7/1/21.
    750,000      Sacramento, California, Municipal Utility           2003 at 102        AAA         Aaa             714,908
                   District, Electric Revenue Refunding Bonds,
                   1993 Series D, 5.25% Due 11/15/20. (Original
                   issue discount bonds delivered on or about
                   May 6, 1993 at a price of 93.784% of
                   principal amount.)
    500,000      The Metropolitan Water District of Southern         2005 at 102        AAA         Aaa             504,180
                   California, Water Revenue Bonds, 1995 Series
                   A, 5.75% Due 7/1/21.
-----------                                                                                                 ---------------
$ 5,000,000                                                                                                 $     4,808,378
-----------                                                                                                 ---------------
-----------                                                                                                 ---------------


------------

    (1) The Sponsor's contracts to purchase Bonds were entered into on November 28, 1995. Other information regarding the Bonds in the Trust on the Date of Deposit is as follows:


                                                                        ANNUAL
                                                           PROFIT      INTEREST
                                              COST TO     (OR LOSS)    INCOME TO    BID PRICE
                   TRUST                      SPONSOR    TO SPONSOR      TRUST      OF BONDS
  ----------------------------------------  -----------  -----------  -----------  -----------
  CALIFORNIA INSURED TRUST 258............  $ 4,789,728  $   18,650   $  267,563   $ 4,783,378


In addition, the difference between the Trustee's determination of Offering Price and Bid Price (as a percentage of principal amount) is .50%. Neither cost to Sponsor nor profit (or loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates. The Sponsor did not participate as either the sole underwriter or as a manager or member of a syndicate that acted as the original underwriter of any of the Bonds.

    (2) The Bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the Bonds, except for Bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. The Bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such Bonds. See "COMPOSITION OF TRUSTS", "WHAT IS THE TAX STATUS OF UNITHOLDERS?" and "RISK FACTORS" in Part B of this Prospectus.

    (3) All the Bonds in the Insured Trusts, as insured by the Insurer, are rated AAA by Standard & Poor's and Aaa by Moody's. The insurance obtained by the Trust guarantees the payment of interest and principal on the Bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, premiums payable on mandatory redemptions or interest rate risks. (See "WHY AND HOW ARE THE BONDS INSURED?" in Part B of this Prospectus and "Description of Ratings" in the Information Supplement.)

                                     5 of 7

                             Statement of Condition


                      NUVEEN CALIFORNIA INSURED TRUST 258



                   (Nuveen Tax-Exempt Unit Trust, Series 837)



                            AS OF NOVEMBER 29, 1995



    TRUST PROPERTY
Sponsor's contracts to purchase Tax-Exempt Bonds,
  backed by an irrevocable letter of
  credit(1)(2)....................................  $    4,808,378
Accrued interest to November 29, 1995 on
  underlying Bonds(1).............................          55,041
Organizational costs(3)...........................           7,300
                                                    --------------
            Total.................................  $    4,870,719
                                                    --------------
                                                    --------------
   LIABILITIES AND INTEREST OF UNITHOLDERS
LIABILITIES:
    Accrued interest to November 29, 1995 on
     underlying Bonds(4)..........................  $       55,041
    Accrued organizational costs(3)...............           7,300
                                                    --------------
            Total.................................  $       62,341
                                                    --------------
                                                    --------------
INTEREST OF UNITHOLDERS:
    Units of fractional undivided interest
     outstanding (50,000)
      Cost to investors(5)........................  $    5,056,106
        Less: Gross underwriting commission(6)....        (247,728)
                                                    --------------
    Net amount applicable to investors............  $    4,808,378
                                                    --------------
            Total.................................  $    4,870,719
                                                    --------------
                                                    --------------


------------

(1) Represented by contracts to purchase Tax-Exempt Bonds which include "when issued" or "regular way" or "delayed delivery" contracts for which an irrevocable letter of credit issued by a major commercial bank has been deposited with the Trustee on the Date of Deposit. The amount of such letter of credit and any cash deposited exceeds the amount necessary for the purchase of the Bonds plus accrued interest to the Date of Deposit. At the Date of Deposit, Bonds may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such Bonds.

(2) Aggregate value (at offering prices) as of the Date of Deposit of the Bonds listed under "Schedule of Investments" herein, and their aggregate cost to the Trust are the same. Such offering prices were determined by Kenny S&P Evaluation Services, a division of J.J. Kenny Co., Inc., as of the close of business on the business day prior to the Date of Deposit. (See "HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE DATE OF DEPOSIT?" in Part B of this Prospectus.) Insurance coverage providing for the timely payment, when due, of all principal of and interest on the Bonds in an Insured Trust has been obtained by the Sponsor or by the issuers of such Bonds. Such insurance does not guarantee the market value of the Bonds or the value of the Units. Both the bid and the offering prices of the underlying Bonds and of the Units may include value attributable to such policies of insurance.

(3) The Trust (and therefore Unitholders) will bear all or a portion of its estimated organizational costs which will be deferred and amortized over five years from the Date of Deposit.

(4) Representing, as set forth in "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus, advancement by the Trustee of an amount equal to the accrued Bond interest as of the Date of Deposit.

(5) Aggregate Public Offering Price (exclusive of accrued interest) computed as set forth under "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.90% of the Public Offering Price has been calculated on the assumption that the Units sold are not subject to a reduction of sales charge for quantity purchases. In single transactions involving 500 Units or more, the sales charge is reduced. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)

                                     6 of 7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS OF JOHN NUVEEN & CO. INCORPORATED AND UNITHOLDERS OF CALIFORNIA INSURED TRUST 258:



    We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of California Insured Trust 258 (contained in Nuveen Tax-Exempt Unit Trust, Series
837), as of November 29, 1995. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.


    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


    In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of California Insured Trust 258 as of November 29, 1995, in conformity with generally accepted accounting principles.


                                                             ARTHUR ANDERSEN LLP


Chicago, Illinois,
November 29, 1995.


                                     7 of 7

                               NOVEMBER 29, 1995
                             SUBJECT TO COMPLETION

                                           A

NUVEEN                NUVEEN NEW JERSEY INSURED TRUST 200
                   (NUVEEN TAX-EXEMPT UNIT TRUSTS SERIES 837)

                                                CUSIP NUMBERS:

                                                   Monthly:           6706LA 258
                                                   Quarterly:         6706LA 266
                                                   Semi-Annually:     6706LA 274


            PROSPECTUS--PART A (SPECIFIC TERMS) -- NOVEMBER 29, 1995
              THIS PART A OF THE PROSPECTUS MAY NOT BE DISTRIBUTED
              UNLESS ACCOMPANIED BY THE PART B OF THE PROSPECTUS.
     BOTH PARTS OF THE PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.



    New Jersey Insured Trust 200 (the "Trust") consists of a portfolio of interest-bearing obligations issued by or on behalf of the State of New Jersey, certain United States Territories or authorities and political subdivisions thereof which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from Federal income tax and New Jersey income tax, to the extent indicated below.

    The objectives of the Trust are income exempt from Federal and state income taxes, and conservation of capital. The objectives are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations.

    The Portfolio of the Trust consists of 9 obligations issued by entities located in New Jersey. The Bonds in the Trust are either general obligations of the governmental entity issuing them and are backed by the taxing power thereof or are payable as to principal and interest from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. The sources of payment for the Bonds are divided as follows:



     NUMBER OF                                              PORTFOLIO
      ISSUES                PURPOSE OF ISSUE                PERCENTAGE
  ---------------  ----------------------------------------------------
         3         General Obligations                            23   %
         1         Bridge and Toll Road Revenue                   14
         1         Electrical System Revenue                      14
         1         Transportation Facility Revenue                14
         1         Municipal Lease Revenue                        14
         1         Water and/or Sewer Revenue                     14
         1         Health Care Facility Revenue                    6



    Approximately 15.7% of the aggregate principal amount of the Bonds in the Trust (accounting for approximately 13.7% of the aggregate offering price of the Bonds) are original issue discount obligations. Certain of these original issue discount obligations, amounting to 1.4% of the aggregate principal amount and
 .4% of the aggregate offering price of the Bonds in the Trust, are "zero coupon" bonds. See "RISK FACTORS" in Part B of this Prospectus for a discussion of the characteristics of such obligations and of the risks associated therewith.

    All of the Bonds in the Trust are covered by policies of insurance obtained from the MBIA Insurance Corporation guaranteeing payment of principal and interest when due. As a result of such insurance, the Bonds in the Trust have received a rating of "Aaa" by Moody's and both the Bonds in the Trust and the Units of the Trust have received a rating of "AAA" by Standard & Poor's.
    For a discussion of the risks associated with investments in the bonds of various issuers, see "RISK FACTORS" in Part B of this Prospectus.

                             ESSENTIAL INFORMATION
               REGARDING THE NUVEEN NEW JERSEY INSURED TRUST 200
      ON THE BUSINESS DAY PRIOR TO THE DATE OF DEPOSIT, NOVEMBER 28, 1995

          Sponsor and Evaluator........ John Nuveen & Co. Incorporated
          Trustee...................... The Chase Manhattan Bank, N.A.
                ------------------------------------------------

The  income, expense and distribution data  set forth below have been calculated
for  Unitholders  receiving  monthly,  quarterly  or  semi-annual   distribution
options.


Principal Amount of Bonds in Trust..................  $     3,500,000
Number of Units.....................................           35,000
Fractional Undivided Interest in Trust Per Unit.....         1/35,000
Public Offering Price--Less than 500 Units
    Aggregate Offering Price of Bonds in Trust......  $     3,369,016
    Divided by Number of Units......................  $         96.26
    Plus Sales Charge 4.9% (5.152% of the Aggregate
     Offering Price of the Bonds per Unit)..........  $          4.96
    Public Offering Price Per Unit(1)...............  $        101.22
Redemption Price Per Unit (exclusive of accrued
  interest).........................................  $         95.73
Sponsor's Initial Repurchase Price Per Unit
  (exclusive of accrued interest)...................  $         96.26
Excess of Public Offering Price Per Unit over
  Redemption Price Per Unit.........................  $          5.49
Excess of Public Offering Price Per Unit over
  Sponsor's Repurchase Price Per Unit...............  $          4.96
Average Maturity of Bonds in the Trust(2)...........       28.7 years


----------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.

                                     1 of 7

                                                  MONTHLY        QUARTERLY      SEMI-ANNUAL
                                                -----------     -----------     -----------
  Calculation of Estimated Net Annual
    Interest Income Per Unit
      Annual Interest Income(3)............         $5.2965         $5.2965        $5.2965
      Less Estimated Annual Expense........          $.2387          $.2067         $.1877
                                                -----------     -----------     -----------
      Estimated Net Annual Interest
        Income(4)..........................         $5.0578         $5.0898        $5.1088
  Daily Rate of Accrual Per Unit...........         $.01404         $.01413        $.01419
  ESTIMATED CURRENT RETURN(5)..............            5.00%           5.03%          5.05 %
  ESTIMATED LONG TERM RETURN(5)............            5.07%           5.11%          5.13 %
  Trustee's Annual Fees(6).................         $1.5837         $1.2637        $1.0737
Date of Deposit..................................................................................November 29, 1995
Settlement Date...................................................................................December 4, 1995
Mandatory Termination Date....................................See "OTHER INFORMATION" in Part B of this Prospectus
Minimum Value of Each Trust...................................See "OTHER INFORMATION" in Part B of this Prospectus
Sponsor's Annual Evaluation Fee.........................................$0.17 per $1,000 principal amount of Bonds
Estimated Annual Organizational Expenses(7).......................................................$.02286 per Unit
----------

BECAUSE CERTAIN OF THE BONDS IN THE TRUST WILL NOT BE DELIVERED TO THE TRUSTEE UNTIL AFTER THE SETTLEMENT DATE FOR
A  PURCHASE OF UNITS MADE ON THE DATE OF DEPOSIT, INTEREST THAT ACCRUES ON THOSE BONDS BETWEEN THE DATE OF DEPOSIT
AND SUCH DELIVERY DATE WILL BE TREATED  AS A RETURN OF PRINCIPAL RATHER  THAN AS TAX-EXEMPT INCOME. THE AMOUNT  OF
ANY  SUCH RETURN  OF PRINCIPAL  IS NOT  INCLUDED IN THE  ANNUAL INTEREST  INCOME SHOWN  ABOVE. FOR  THE TRUST, THE
FOLLOWING SETS FORTH THE LATEST SCHEDULED BOND DELIVERY DATE, THE AMOUNT PER UNIT THAT WILL BE TREATED AS A RETURN
OF PRINCIPAL TO  UNITHOLDERS WHO  PURCHASE ON THE  DATE OF  DEPOSIT, AND THE  ESTIMATED CURRENT  RETURN UNDER  THE
MONTHLY  DISTRIBUTION PLAN AFTER THE FIRST YEAR, ASSUMING THE  PORTFOLIO AND ESTIMATED ANNUAL EXPENSES DO NOT VARY
FROM THAT SET FORTH ABOVE (SEE "WHAT  ARE NORMAL TRUST OPERATING EXPENSES?" IN  PART B OF THIS PROSPECTUS AND  THE
"SCHEDULE  OF INVESTMENTS").  THE ESTIMATED  CURRENT RETURN  AFTER THE FIRST  YEAR WILL  ALSO BE  HIGHER UNDER THE
QUARTERLY AND SEMI-ANNUAL DISTRIBUTION PLANS:

                                   LATEST SCHEDULED         PER UNIT         ESTIMATED CURRENT RETURN
                                    DELIVERY DATE     RETURN OF PRINCIPAL      AFTER THE FIRST YEAR
                                  ------------------  --------------------   -------------------------
  NEW JERSEY INSURED TRUST......  DECEMBER 20, 1995   $           .03                     5.03        %


The evaluation time for purpose of sale, purchase or redemption of Units is 4 p.m. Eastern time or as of any earlier closing time on a day on which the New York Stock Exchange is scheduled in advance to close at such earlier time. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)


(1) Units are offered at the Public Offering Price plus accrued interest from the preceding Record Date to, but not including, the date of settlement (normally three business days after purchase). The Date of Deposit of the Fund has been designated as the First Record Date for all plans of distribution of the Trust and, accordingly, for Units purchased on the Date of Deposit, $.07 of accrued interest to the Settlement Date will be added to the Public Offering Price. (See "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus.)


(2) The Average Maturity of Bonds in the Trust is calculated based upon the stated maturities of the Bonds in the Trust (or, with respect to Bonds for which funds or securities have been placed in escrow to redeem such Bonds on a stated call date, based upon such call date). The Average Maturity of Bonds in the Trust may increase or decrease from time to time as Bonds mature or are called or sold.

(3) Assumes delivery of all Bonds. (See "COMPOSITION OF TRUSTS" appearing in Part B of this Prospectus.) Interest income does not include accretion of original issue discount on "zero coupon" Bonds, Stripped Obligations or other original issue discount Bonds. (See "RISK FACTORS" in Part B of this Prospectus.)

(4) The amount and timing of interest distributions from the Trust under the various plans of distribution are set forth below. It is anticipated that the amount of interest to be distributed per Unit in each year under each plan of distribution will initially be substantially equal to the Estimated Net Annual Interest Income per Unit for that plan. The amount of interest to be distributed annually per Unit, will generally change as Bonds are redeemed, mature or are sold or as fees and expenses increase or decrease.

(5) Estimated Long Term Return for the Trust represents the average of the yields to maturity (or call) of the Bonds in the Trust's portfolio calculated in accordance with accepted bond practices and adjusted to reflect a compounding factor, expenses and sales charges. Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price, and in contrast to Estimated Long Term Return does not reflect the amortization of premium or accretion of discount, if any. For more information see "WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN?" in Part B of this Prospectus.

(6) Each Trustee annual fee is per $1,000 principal amount of the underlying Bonds in the Trust for that portion of the Trust that represents a particular plan of distribution.

(7) The Trust (and therefore Unitholders) will bear all or a portion of its organizational costs (including costs of preparing the registration statements, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational expenses will be amortized over a five year period. See "WHAT ARE NORMAL TRUST OPERATING EXPENSES?" in Part B of this Prospectus and "Statement of Condition." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

                                     2 of 7

                             INTEREST DISTRIBUTION

    Details of interest distributions per Unit of the Trust under the various plans appear in the following table based upon estimated Net Annual Interest Income at the Date of Deposit:


                                                                                                                       NORMAL
                                                                                                                   DISTRIBUTIONS
                                                                        1996                                          PER YEAR
-------------------------------------------------------------------------------------------------------------      --------------
Record Date*..........................        1/1            2/1            5/1            8/1           11/1
Distribution Date.....................       1/15           2/15           5/15           8/15          11/15
---------------------------------------------------------------------------------------------------------------------------------
Monthly Distribution Plan.............  $   .4503(1)                                                               $  5.0917
                                                                 --------$.4242 every month--------
Quarterly Distribution Plan...........  $   .4503(1)   $   .4269(2)   $  1.2807      $  1.2807      $  1.2807      $  5.1237
Semi-Annual Distribution Plan.........  $   .4503(1)                  $  1.7136(3)                  $  2.5704      $  5.1427
---------------------------------------------------------------------------------------------------------------------------------


 * Record Dates for semi-annual distributions are May 1 and November 1; for quarterly distributions, they are February 1, May 1, August 1 and November 1. Record Dates for monthly distributions are the first day of each month. Distribution Dates under each distribution plan are the fifteenth day of the month in which the respective Record Date occurred. For additional information see "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?" in Part B of this Prospectus.

(1) The first distribution will be paid to all Unitholders, regardless of the distribution plan selected. Such distribution may be more or less than a regular monthly distribution.


(2) The second distribution under the quarterly distribution plan represents a 1-month distribution; subsequent quarterly distributions will be regular 3-month distributions.



(3) The second distribution under the semi-annual distribution plan represents a 4-month distribution; subsequent semi-annual distributions will be regular 6-month distributions.


                            NEW JERSEY RISK FACTORS

    The financial condition of the State of New Jersey is affected by various national, economic, social and environmental policies and conditions. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the Bonds to satisfy their obligations.

    The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the Bonds, are affected by numerous factors. The State's economic base is diversified, consisting of manufacturing, construction and service industries, supplemented by rural areas with selective commercial agriculture. The State has a relatively high wage labor market which has resulted in the State's business sector becoming more vulnerable to competitive pressures.

    The State is a party to numerous lawsuits in which an adverse final decision could materially affect the State's governmental operations and consequently its ability to pay debt service on its obligations.

    All outstanding general obligation bonds of the State are rated "AA+" by Standard and Poor's and "Aa1" by Moody's.

    Further information concerning New Jersey risk factors may be obtained upon written or telephonic request to the Trustee as described in "OTHER INFORMATION -- Supplemental Information" appearing in Part B of this Prospectus.

                                   TAX STATUS

    For a discussion of the Federal tax status of income earned on Trust Units, see "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.

    The assets of the Trust will consist of interest-bearing obligations issued by or on behalf of the State of New Jersey and counties, municipalities, authorities and other political subdivisions thereof, and certain territories of the United States, including Puerto Rico, Guam, the Virgin Islands and the Northern Mariana Islands (the "New Jersey Bonds").

    In the opinion of Pitney, Hardin, Kipp & Szuch, special counsel to the Trust for New Jersey tax matters, under existing law:

        The Trust will be recognized as a Trust and not an association taxable as a corporation. The Trust will not be subject to the New Jersey Corporation Business Tax or the New Jersey Corporation Income Tax.

                                     3 of 7

        With respect to the non-corporate Unitholders who are residents of New Jersey, the income of the Trust will be treated as the income of such Unitholders under the New Jersey Gross Income Tax. Interest on the underlying New Jersey Bonds which is exempt from tax under the New Jersey Gross Income Tax Law when received by the Trust will retain its status as tax-exempt interest when distributed to the Unitholders.

        A non-corporate Unitholder will not be subject to the New Jersey Gross Income Tax on any gain realized either when the Trust disposes of a New Jersey Bond (whether by sale, exchange, redemption, or payment at maturity) or when the Unitholder redeems or sells his Units. Any loss realized on such disposition may not be utilized to offset gains realized by such Unitholder on the disposition of assets the gain on which is subject to the New Jersey Gross Income Tax.

        Units of the Trust may be taxable on the death of a Unitholder under the New Jersey Transfer Inheritance Tax Law or the New Jersey Estate Tax Law.

        If a Unitholder is a corporation subject to the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax, interest from the Bonds in the Trust which is allocable to such corporation will be includable in its entire net income for purposes of the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax, less any interest expense incurred to carry such investment to the extent such interest expense has not been deducted in computing Federal taxable income. Net gains derived by such corporation on the disposition of the New Jersey Bonds by the Trust or on the disposition of its Units will be included in its entire net income for purposes of the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax.

                                     4 of 7

                      NUVEEN NEW JERSEY INSURED TRUST 200
                   (NUVEEN TAX-EXEMPT UNIT TRUST SERIES 837)
       SCHEDULE OF INVESTMENTS AT THE DATE OF DEPOSIT, NOVEMBER 29, 1995



                                                                                          Ratings(3)           Trustee's
                                                                      Optional       ---------------------   Determination
 Aggregate        Name of Issuer and Title of Issue Represented      Redemption       Standard                of Offering
  Principal        by Sponsor's Contracts to Purchase Bonds(1)      Provisions(2)     & Poor's    Moody's        Price
---------------------------------------------------------------------------------------------------------------------------
$   500,000     * New Jersey Building Authority, State Building      2003 at 102        AAA         Aaa     $       467,200
                   Revenue Bonds, 1994 Series, 5.00% Due
                   6/15/19.
    200,000     * New Jersey Health Care Facilities Financing        2005 at 101        AAA         Aaa             200,410
                   Authority, Revenue Bonds, JFK Health Systems,
                   Obligated Group Issue, Series 1995, 5.625%
                   Due 7/1/20.
    500,000      The Port Authority of New York and New Jersey,      2005 at 101        AAA         Aaa             504,180
                   Consolidated Bonds, One Hundredth Series,
                   5.75% Due 6/15/30.
    500,000      School Bonds of the Board of Education of the       2007 at 100        AAA         Aaa             500,980
                   Township of Branchburg, in the County of
                   Somerset, New Jersey, 5.625% Due 2/1/24.
                   (General Obligation Bonds.)
     50,000      The Camden County Municipal Utilities Authority  No Optional Call      AAA         Aaa              15,036
                   (New Jersey), County Agreement Sewer Revenue
                   Capital Appreciation Bonds, 1990A Series,
                   0.00% Due 9/1/17. (Original issue discount
                   bonds delivered on or about February 21, 1990
                   at a price of 13.71% of principal
                   amount.)(General Obligation Bonds.)
    500,000      The Delaware River and Bay Authority, Revenue       2004 at 102        AAA         Aaa             446,645
                   Bonds (Delaware and New Jersey), Series 1993,
                   4.75% Due 1/1/24. (Original issue discount
                   bonds delivered on or about October 27, 1993
                   at a price of 94.631% of principal amount.)
    500,000      The Evesham Municipal Utilities Authority           2005 at 100        AAA         Aaa             503,640
                   (Burlington County, New Jersey), Revenue
                   Bonds, 1995 Series A, 5.70% Due 7/1/20.
    250,000     * The Township of Hillsborough Municipal           2005 at 101 1/2      AAA         Aaa             242,550
                   Utilities Authority (Somerset County, New
                   Jersey), Revenue Bonds (Series 1995), 5.375%
                   Due 5/1/20. (General Obligation Bonds.) (When
                   issued.)
    500,000      The Pollution Control Financing Authority of        2003 at 102        AAA         Aaa             488,375
                   Salem County (New Jersey), Pollution Control
                   Revenue Refunding Bonds, 1993 Series C
                   (Public Service Electric and Gas Company
                   Project), 5.55% Due 11/1/33.
-----------                                                                                                 ---------------
$ 3,500,000                                                                                                 $     3,369,016
-----------                                                                                                 ---------------
-----------                                                                                                 ---------------



*_ These Bonds, or a portion thereof, have delivery dates beyond the normal settlement date. Their expected delivery dates range from December 5, 1995 to December 20, 1995. Contracts relating to Bonds with delivery dates after the date of settlement for purchase made on the Date of Deposit constitute approximately 27% of the aggregate principal amount of the Trust. (See "COMPOSITION OF TRUSTS" in Part B of this Prospectus.)


------------

    (1) The Sponsor's contracts to purchase Bonds were entered into during the period from November 22, 1995 to November 28, 1995. Other information regarding the Bonds in the Trust on the Date of Deposit is as follows:


                                                                        ANNUAL
                                                           PROFIT      INTEREST
                                              COST TO     (OR LOSS)    INCOME TO    BID PRICE
                   TRUST                      SPONSOR    TO SPONSOR      TRUST      OF BONDS
  ----------------------------------------  -----------  -----------  -----------  -----------
  NEW JERSEY INSURED TRUST 200............  $ 3,349,652  $   19,364   $  186,563   $ 3,350,391



In addition, the difference between the Trustee's determination of Offering Price and Bid Price (as a percentage of principal amount) is .53%. Neither cost to Sponsor nor profit (or loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates. The Sponsor did not participate as either the sole underwriter or as a manager or member of a syndicate that acted as the original underwriter of any of the Bonds.


    (2) The Bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the Bonds, except for Bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. The Bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such Bonds. See "COMPOSITION OF TRUSTS", "WHAT IS THE TAX STATUS OF UNITHOLDERS?" and "RISK FACTORS" in Part B of this Prospectus.

    (3) All the Bonds in the Insured Trusts, as insured by the Insurer, are rated AAA by Standard & Poor's and Aaa by Moody's. The insurance obtained by the Trust guarantees the payment of interest and principal on the Bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, premiums payable on mandatory redemptions or interest rate risks. (See "WHY AND HOW ARE THE BONDS INSURED?" in Part B of this Prospectus and "Description of Ratings" in the Information Supplement.)

                                     5 of 7

                             Statement of Condition


                      NUVEEN NEW JERSEY INSURED TRUST 200



                   (Nuveen Tax-Exempt Unit Trust, Series 837)



                            AS OF NOVEMBER 29, 1995



    TRUST PROPERTY
Sponsor's contracts to purchase Tax-Exempt Bonds,
  backed by an irrevocable letter of
  credit(1)(2)....................................  $    3,369,016
Accrued interest to November 29, 1995 on
  underlying Bonds(1).............................          50,500
Organizational costs(3)...........................           4,000
                                                    --------------
            Total.................................  $    3,423,516
                                                    --------------
                                                    --------------
   LIABILITIES AND INTEREST OF UNITHOLDERS
LIABILITIES:
    Accrued interest to November 29, 1995 on
     underlying Bonds(4)..........................  $       50,500
    Accrued organizational costs(3)...............           4,000
                                                    --------------
            Total.................................  $       54,500
                                                    --------------
                                                    --------------
INTEREST OF UNITHOLDERS:
    Units of fractional undivided interest
     outstanding (35,000)
      Cost to investors(5)........................  $    3,542,588
        Less: Gross underwriting commission(6)....        (173,572)
                                                    --------------
    Net amount applicable to investors............  $    3,369,016
                                                    --------------
            Total.................................  $    3,423,516
                                                    --------------
                                                    --------------


------------

(1) Represented by contracts to purchase Tax-Exempt Bonds which include "when issued" or "regular way" or "delayed delivery" contracts for which an irrevocable letter of credit issued by a major commercial bank has been deposited with the Trustee on the Date of Deposit. The amount of such letter of credit and any cash deposited exceeds the amount necessary for the purchase of the Bonds plus accrued interest to the Date of Deposit. At the Date of Deposit, Bonds may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such Bonds.

(2) Aggregate value (at offering prices) as of the Date of Deposit of the Bonds listed under "Schedule of Investments" herein, and their aggregate cost to the Trust are the same. Such offering prices were determined by Kenny S&P Evaluation Services, a division of J.J. Kenny Co., Inc., as of the close of business on the business day prior to the Date of Deposit. (See "HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE DATE OF DEPOSIT?" in Part B of this Prospectus.) Insurance coverage providing for the timely payment, when due, of all principal of and interest on the Bonds in an Insured Trust has been obtained by the Sponsor or by the issuers of such Bonds. Such insurance does not guarantee the market value of the Bonds or the value of the Units. Both the bid and the offering prices of the underlying Bonds and of the Units may include value attributable to such policies of insurance.

(3) The Trust (and therefore Unitholders) will bear all or a portion of its estimated organizational costs which will be deferred and amortized over five years from the Date of Deposit.

(4) Representing, as set forth in "WHAT IS ACCRUED INTEREST?" in Part B of this Prospectus, advancement by the Trustee of an amount equal to the accrued Bond interest as of the Date of Deposit.

(5) Aggregate Public Offering Price (exclusive of accrued interest) computed as set forth under "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.

(6) The gross underwriting commission of 4.90% of the Public Offering Price has been calculated on the assumption that the Units sold are not subject to a reduction of sales charge for quantity purchases. In single transactions involving 500 Units or more, the sales charge is reduced. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?" in Part B of this Prospectus.)

                                     6 of 7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS OF JOHN NUVEEN & CO. INCORPORATED AND UNITHOLDERS OF NEW JERSEY INSURED TRUST 200:



    We have audited the accompanying statement of condition and the schedule of investments at date of deposit (included in Part A of this Prospectus) of New Jersey Insured Trust 200 (contained in Nuveen Tax-Exempt Unit Trust, Series
837), as of November 29, 1995. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audit.


    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statement of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


    In our opinion, the statement of condition and the schedule of investments at date of deposit referred to above present fairly, in all material respects, the financial position of New Jersey Insured Trust 200 as of November 29, 1995, in conformity with generally accepted accounting principles.


                                                             ARTHUR ANDERSEN LLP


Chicago, Illinois,
November 29, 1995.


                                     7 of 7

                                           B

NUVEEN  Tax-Exempt Unit Trusts
             PROSPECTUS -- PART B
            (GENERAL TERMS)
              SEPTEMBER 1, 1995

THIS PART B OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY  PART
A. BOTH PARTS OF THIS PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE. FURTHER DETAIL REGARDING CERTAIN OF THE INFORMATION PROVIDED IN THE PROSPECTUS MAY BE OBTAINED WITHIN FIVE BUSINESS DAYS OF WRITTEN OR TELEPHONIC REQUEST TO THE TRUSTEE AT 770 BROADWAY, NEW YORK, NY 10003 OR (800) 257-8787.

INTEREST INCOME TO A TRUST AND TO UNITHOLDERS, IN THE OPINION OF COUNSEL, UNDER EXISTING LAW IS EXEMPT FROM FEDERAL INCOME TAX. CAPITAL GAINS, IF ANY, ARE SUBJECT TO TAX. IN ADDITION, INTEREST INCOME OF STATE TRUSTS IS, IN THE OPINION OF COUNSEL, EXEMPT, TO THE EXTENT INDICATED, FROM STATE AND LOCAL TAXES. INTEREST INCOME OF ANY TRUST OTHER THAN A STATE TRUST MAY BE SUBJECT TO STATE AND LOCAL TAXES.

CURRENTLY OFFERED AT PUBLIC OFFERING PRICE PLUS INTEREST ACCRUED TO THE DATE OF SETTLEMENT. MINIMUM PURCHASE-- EITHER $5,000 OR 50 UNITS, WHICHEVER IS LESS.

THIS NUVEEN TAX-EXEMPT UNIT TRUST SERIES consists of the underlying separate unit investment trust set forth in Part A to this Prospectus. Each Trust initially consists of delivery statements relating to contracts to purchase Bonds and, thereafter, will consist of a diversified portfolio of obligations issued by or on behalf of states and territories of the United States and authorities and political subdivisions thereof (see "Schedule of Investments" appearing in Part A of this Prospectus). Except in specific instances as noted in Part A of this Prospectus, the information contained in this Part B shall apply to each Trust in its entirety. All obligations in each Traditional Trust are rated in the category "A" or better by Standard & Poor's, a division of the McGraw Hill Companies ("Standard & Poor's") or Moody's Investors Service, Inc. ("Moody's") on the Date of Deposit. All obligations in each Insured Trust are covered by policies of insurance obtained from the MBIA Insurance Corporation guaranteeing payment of principal and interest when due. All such policies of insurance remain effective so long as the obligations are outstanding. As a result of such insurance, the Bonds in each portfolio of the Insured Trusts have received a rating of "Aaa" by Moody's and the Bonds in the Insured Trusts and the Units of each such Trust have received a rating of "AAA" by Standard & Poor's. INSURANCE RELATES ONLY TO THE BONDS IN THE INSURED TRUSTS AND NOT TO THE UNITS OFFERED HEREBY OR TO THEIR MARKET VALUE. (See "WHY AND HOW ARE THE BONDS INSURED?".)

THE OBJECTIVES of a Trust are tax-exempt income and conservation of capital through a diversified investment in tax-exempt Bonds. The payment of interest and the preservation of principal are, of course, dependent upon the continuing ability of the issuers of Bonds and of any insurer thereof to meet their obligations thereunder. There is no guarantee that a Trust's objectives will be achieved. (See "RISK FACTORS".)

DISTRIBUTIONS of interest received by a Trust will be made semi-annually unless the Unitholder elects to receive them monthly or quarterly. (See "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?".) Distribution of funds in the Principal Account, if any, will ordinarily be made semi-annually.

FOR ESTIMATED LONG TERM RETURNS AND ESTIMATED CURRENT RETURNS to Unitholders in each Trust on the business day prior to the Date of Deposit. (See Part A of this Prospectus and "WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN?".)

THE PUBLIC OFFERING PRICE per Unit of each Trust during the initial offering period is equal to a pro rata share of the OFFERING prices of the Bonds in such Trust's portfolio plus a sales charge of up to 4.90% of the Public Offering Price (equivalent to 5.152% of the net amount invested); the sales charge is somewhat lower on Trusts with lesser average maturities. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?".) The Secondary Market Public Offering Price per Unit for each Trust will be equal to a pro rata share of the sum of BID prices of the Bonds in such Trust plus the sales charges determined based on the number of years remaining to the maturity of each Bond. Accrued interest from the preceding Record Date to, but not including, the settlement date (normally three business days after purchase) is added to the Public Offering Price. The sales charge is reduced on a graduated scale for sales involving at least $50,000 or 500 Units and will be applied on whichever basis is more favorable to the purchaser. (See "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?".)

A UNITHOLDER MAY REDEEM UNITS at the office of the Trustee at prices based upon the BID prices of the Bonds. The price received upon redemption may be more or less than the amount paid by Unitholders, depending upon the value of the Bonds on the date of tender for redemption. (See "HOW UNITS MAY BE REDEEMED WITHOUT CHARGE?".) The Sponsor, although not required to do so, intends to make a secondary market for the Units of the Trusts at prices based upon the BID prices of the Bonds in the respective Trusts. (See "MARKET FOR UNITS".) RETAIN BOTH PART A AND PART B OF THIS PROSPECTUS FOR FUTURE REFERENCE.

RISK FACTORS. An investment in a Trust should be made with an understanding of the risks associated therewith, including, among other factors, the inability of the issuer or an insurer to pay the principal of or interest on a bond when due, volatile interest rates, early call provisions, and changes to the tax status of the Bonds. See Part A of this Prospectus and "RISK FACTORS."

UNITS OF THE TRUST ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK AND ARE NOT FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY AND INVOLVE INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  NUVEEN  Tax-Exempt Unit Trusts

      INDEX                                                             PAGE
      WHAT IS THE NUVEEN TAX-EXEMPT UNIT TRUST?                            3
      WHAT ARE THE OBJECTIVES OF THE TRUSTS?                               3
      SUMMARY OF PORTFOLIOS                                                3
      RISK FACTORS                                                         4
      COMPOSITION OF TRUSTS                                                6
      WHY AND HOW ARE THE BONDS INSURED?                                   7
      HOW IS THE PUBLIC OFFERING PRICE DETERMINED?                         8
      MARKET FOR UNITS                                                    11
      WHAT IS ACCRUED INTEREST?                                           11
      WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED
      CURRENT RETURN?                                                     12
      HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE
      DATE
      OF DEPOSIT?                                                         12
      WHAT IS THE TAX STATUS OF UNITHOLDERS?                              13
      WHAT ARE NORMAL TRUST OPERATING EXPENSES?                           14
      WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?                         15
      ACCUMULATION PLAN                                                   16
      HOW DETAILED ARE REPORTS TO UNITHOLDERS?                            17
      UNIT VALUE AND EVALUATION                                           17
      HOW UNITS OF THE TRUSTS ARE DISTRIBUTED TO THE
      PUBLIC                                                              17
      OWNERSHIP AND TRANSFER OF UNITS                                     19
      HOW UNITS MAY BE REDEEMED WITHOUT CHARGE                            19
      HOW UNITS MAY BE PURCHASED BY THE SPONSOR                           20
      HOW BONDS MAY BE REMOVED FROM THE TRUSTS                            20
      INFORMATION ABOUT THE TRUSTEE                                       21
      INFORMATION ABOUT THE SPONSOR                                       22
      OTHER INFORMATION                                                   22

WHAT IS THE NUVEEN TAX-EXEMPT UNIT TRUST?

This Nuveen Tax-Exempt Unit Trust is one of a series of separate but similar investment companies created by the Sponsor, each of which is designated by a different Series number. The underlying unit investment trusts contained in this Series are combined under one Trust Indenture and Agreement. Specific information regarding this Trust is set forth in Part A of this Prospectus. The various Nuveen Tax-Exempt Unit Trusts are collectively referred to herein as the "Trusts"; the trusts in which few or none of the Bonds are insured are sometimes referred to as the "Traditional Trusts", the trusts in which all of the Bonds are insured as described herein are sometimes referred to as the "Insured Trusts", and the state trusts (both Traditional and Insured) are sometimes referred to as the "State Trusts." This Series was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement dated the Date of Deposit (the "Indenture") between John Nuveen & Co. Incorporated (the "Sponsor") and The Chase Manhattan Bank, N.A. (the "Trustee").

    The Sponsor has deposited with the Trustee delivery statements relating to contracts for the purchase of municipal debt obligations together with funds represented by an irrevocable letter of credit issued by a major commercial bank in the amount, including accrued interest, required for their purchase (or the obligations themselves) (the "Bonds"). See "Schedule of Investments" in Part A of this Prospectus, for a description of the Securities deposited in a Trust. See "SUMMARY OF PORTFOLIOS" and "RISK FACTORS" for a discussion of zero coupon bonds and stripped obligations included in the Trusts, if any. Some of the delivery statements may relate to contracts for the purchase of "when issued" or other Bonds with delivery dates after the date of settlement for a purchase made on the Date of Deposit. See the "Schedule of Investments" in Part A of this Prospectus and "COMPOSITION OF TRUSTS". For a discussion of the Sponsor's obligations in the event of a failure of any contract for the purchase of any of the Bonds and its limited right to substitute other bonds to replace any failed contract, see "COMPOSITION OF TRUSTS."

    Payment of interest on the Bonds in each Insured Trust, and of principal at maturity, is guaranteed under policies of insurance obtained by the Sponsor or by the issuers of the Bonds. (See "WHY AND HOW ARE THE BONDS INSURED?".) AS A GENERAL MATTER, NEITHER THE ISSUER NOR THE SPONSOR HAS OBTAINED INSURANCE WITH RESPECT TO THE BONDS IN ANY TRADITIONAL TRUST.

    The Trustee has delivered to the Sponsor registered Units which represent ownership of the entire Trust, and which are offered for sale by this Prospectus. Each Unit of a Trust represents a fractional undivided interest in the principal and net income of such Trust in the ratio set forth in "Essential Information" in Part A of this Prospectus. Units may only be sold in states in which they are registered. To the extent that any Units of any Trust are redeemed by the Trustee, the aggregate value of the Trust's assets will decrease by the amount paid to the redeeming Unitholder, but the fractional undivided interest of each unredeemed Unit in such Trust will increase proportionately. The Sponsor will initially, and from time to time thereafter, hold Units in connection with their offering.

WHAT ARE THE OBJECTIVES OF THE TRUSTS?

The objectives of the Trusts are income exempt from Federal income tax and, in the case of State Trusts, where applicable, state income and intangibles taxes, and conservation of capital, through an investment in obligations issued by or on behalf of states and territories of the United States and authorities and political subdivisions thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing governmental authorities, exempt from Federal income tax under existing law and certain state income tax and intangibles taxes, if any, for purchasers who qualify as residents of that State in which Bonds are issued. Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in each Insured Trust has been obtained by the Sponsor or by the issuers of such Bonds from MBIA Insurance Corporation, and as a result of such insurance the obligations in the Insured Trusts are rated "Aaa" by Moody's and "AAA" by Standard & Poor's. (See "WHY AND HOW ARE THE BONDS INSURED?".) All obligations in each Traditional Trust are rated in the category "A" or better (SP-1 or MIG 2 or better in the case of short term obligations included in a Short Term Traditional Trust) by Standard & Poor's or Moody's (including provisional or conditional ratings). In addition, certain Bonds in certain Traditional Trusts may be covered by insurance guaranteeing the timely payment, when due, of all principal and interest. There is, of course, no guarantee that the Trusts' objectives will be achieved. For a comparison of net after-tax return for various tax brackets see the "TAXABLE EQUIVALENT ESTIMATED CURRENT RETURN TABLES" included in the Appendices to the Information Supplement of this Prospectus.

SUMMARY OF PORTFOLIOS

In selecting Bonds for the respective Trusts, the following factors, among others, were considered: (i) the Standard & Poor's Corporation rating of the Bonds or the Moody's Investors Service, Inc. rating of the Bonds (see "WHAT ARE THE OBJECTIVES OF THE TRUSTS?" for a description of minimum rating standards),
(ii) the prices of the Bonds relative to other bonds of comparable quality and maturity, (iii) the diversification of Bonds as to purpose of issue and location of issuer, (iv) the maturity dates of the Bonds, and (v) in the case of the Insured Trusts only, the availability of MBIA Insurance Corporation insurance on such Bonds. (See "WHY AND HOW ARE THE BONDS INSURED?".)

RISK FACTORS

    An investment in Units of any Trust should be made with an understanding of the risks that such an investment may entail. Each Trust consists of fixed-rate municipal debt obligations. As such, the value of the debt obligations and therefore of the Units will decline with increases in interest rates. In general, the longer the period until the maturity of a Bond, the more sensitive its value will be to fluctuations in interest rates. The Sponsor cannot predict the extent or timing of such fluctuations and, accordingly, their effect upon the value of the debt obligations. Additional risk factors include the ability of the issuer, or, if applicable, an insurer, to make payments of interest and principal when due, "mandatory put" features, early call provisions and the potential for changes in the tax status of the Bonds. As set forth in Part A of this Prospectus, the Trusts may contain or be concentrated in one or more of the types of bonds discussed below. The following paragraphs briefly discuss certain circumstances which may adversely affect the ability of issuers of Bonds held in the portfolio of a Trust to make payment of principal and interest thereon, and which also therefore may adversely affect the ratings of such Bonds. With respect to Insured Trusts, however, because of the insurance obtained by the Sponsor or by the issuers of the Bonds, such changes should not adversely affect an Insured Trust's receipt of principal and interest, the Standard & Poor's AAA or Moody's Aaa ratings of the Bonds in the Insured Trust portfolio, or the Standard & Poor's AAA rating of the Units of each such Insured Trust. The Bonds described below may be subject to special or extraordinary redemption provisions. For economic risks specific to the individual Trusts, see Part A of this Prospectus and the Appendices to the Information Supplement of this Prospectus.

    HEALTH FACILITY OBLIGATIONS are obligations of issuers whose revenues are derived from services provided by hospitals or other health care facilities, including nursing homes. The ability of such issuers to make debt service payments on these obligations is dependent on various factors, including occupancy levels of the facility, demand for services, wages of employees, overhead expenses, competition from other similar providers, government regulation, the cost of malpractice insurance, and the degree of governmental financial assistance, including Medicare and Medicaid.

    HOUSING OBLIGATIONS are obligations of issuers whose revenues are primarily derived from mortgage loans on single family residences or housing projects for low to moderate income families. Housing obligations are generally prepayable at any time and therefore their average life will ordinarily be less than their stated maturities. The ability of such issuers to make debt service payments on these obligations is dependent on various factors, including occupancy levels, rental income, mortgage default rates, taxes, operating expenses, governmental regulations and the appropriation of subsidies.

    INDUSTRIAL REVENUE OBLIGATIONS are industrial revenue bonds ("IRBs"), including pollution control revenue bonds, which are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various industrial projects. Debt service payment on IRBs is dependent upon various factors, including the creditworthiness of the corporate operator of the project and, if applicable, corporate guarantor, revenues generated from the project, expenses associated with the project and regulatory and environmental restrictions.

    ELECTRIC UTILITY OBLIGATIONS are obligations of issuers whose revenues are primarily derived from the sale of electric energy. The ability of such issuers to make debt service payments on these obligations is dependent on various factors, including the rates for electricity, the demand for electricity, the degree of competition, governmental regulation, overhead expenses and variable costs, such as fuel.

    TRANSPORTATION FACILITY REVENUE OBLIGATIONS are obligations of issuers which are payable from and secured by revenues derived from the ownership and operation of airports, public transit systems and ports. The ability of issuers to make debt service payments on airport obligations is dependent on the capability of airlines to meet their obligations under use agreements. Due to increased competition, deregulation, increased fuel costs and other factors, many airlines may have difficulty meeting their obligations under these use agreements. Bonds that are secured primarily by the revenue collected by a public transit system typically are additionally secured by a pledge of sales tax receipts collected at the state or local level, or of other governmental financial assistance. The revenue of issuers of transit system obligations will be affected by variations in utilization, which in turn may be affected by the degree of local governmental subsidization, competition from other forms of transportation, and increased costs. Port authorities derive their revenues primarily from fees imposed on ships using the facilities which may fluctuate depending on the local economy and on competition from competing forms of transportation such as air, rail and trucks. The revenues of issuers which derive their payments from bridge, road or tunnel toll revenues could be adversely affected by increases in fuel costs, competition from toll-free vehicular bridges and roads and alternative modes of transportation.

    WATER AND/OR SEWERAGE OBLIGATIONS are obligations of issuers whose revenues are payable from user fees from the sale of water and/or sewerage services. The problems of such issuers include the ability to obtain rate increases, population declines, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulties obtaining new supplies of fresh water, the effect of conservation programs and in "no-growth" zoning ordinances.

    UNIVERSITY AND COLLEGE REVENUE OBLIGATIONS are obligations of issuers whose revenues are derived mainly from tuition, dormitory revenues, grants and endowments. General problems faced by such issuers include declines in the number of "college" age individuals, possible inability to raise tuitions and fees, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers.

    DEDICATED-TAX SUPPORTED OBLIGATIONS are obligations of issuers which are payable from and secured by tax revenues from a designated source, which revenues are pledged to secure the bonds. The various types of Bonds described below differ in structure and with respect to the rights of the bondholders to the underlying property. Each type of dedicated-tax supported Bond has distinct risks, only some of which are set forth below. One type of dedicated-tax supported Bond is secured by the incremental tax received on either real property or on sales within a specifically defined geographical area; such tax generally will not provide bondholders with a lien on the underlying property or revenues. Another type of dedicated-tax supported Bond is secured by a special tax levied on real property within a defined geographical area in such a manner that the tax is levied on those who benefit from the project; such bonds typically provide for a statutory lien on the underlying property for unpaid taxes. A third type of dedicated-tax supported Bond may be secured by a tax levied upon the manufacture, sale or consumption of commodities or upon the license to pursue certain occupations or upon corporate privileges within a taxing jurisdiction. As to any of these types of Bonds, the ability of the designated revenues to satisfy the interest and principal payments on such bonds may be affected by changes in the local economy, the financial success of the enterprise responsible for the payment of the taxes, the value of any property on which taxes may be assessed and the ability to collect such taxes in a timely fashion. Each of these factors will have a different affect on each distinct type of dedicated-tax supported bonds.

    MUNICIPAL LEASE OBLIGATIONS are obligations that are secured by lease payments of a governmental entity and are normally subject to annual budget appropriations of the leasing governmental entity. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby.

    ORIGINAL ISSUE DISCOUNT OBLIGATIONS AND STRIPPED OBLIGATIONS are bonds which were issued with nominal interest rates less than the rates then offered by comparable securities and as a consequence were originally sold at a discount from their face, or par, values. In a stable interest rate environment, the market value of an original issue discount bond would tend to increase more slowly in early years and in greater increments as the bond approached maturity.

    Certain of the original issue discount obligations in a Trust may be zero coupon bonds. Zero coupon bonds do not provide for the payment of any current interest; the buyer receives only the right to receive a final payment of the face amount of the bond at its maturity. Zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality that pay interest currently.

    Original issue discount obligations, including zero coupon bonds, may be subject to redemption at prices based on the issue price plus the amount of original issue discount accreted to redemption (the "accreted value") plus, if applicable, some premium. Pursuant to such call provisions, an original issue discount bond may be called prior to its maturity date at a price less than its face value. See the "Schedule of Investments" appearing in Part A of this Prospectus for more information about the call provisions of portfolio Bonds.

    Certain of the Bonds in a Trust may be stripped obligations, which represent evidences of ownership with respect to either the principal amount of or a payment of interest on a tax-exempt obligation ("Stripped Obligations"). Each Stripped Obligation has been purchased at a discount from the amount payable at maturity. A Stripped Obligation therefore has economic characteristics similar to zero coupon bonds, as described above.

    Unitholders should consult their own tax advisers with respect to the state and local tax consequences of owning original issue discount bonds or Stripped Obligations. Under applicable provisions governing determination of state and local taxes, interest on original issue discount obligations or Stripped Obligations may be deemed to be received in the year of accrual even though there is no corresponding cash payment.

    Certain bonds may carry a "mandatory put" (also referred to as a "mandatory tender" or "mandatory repurchase") feature pursuant to which the holder of such bonds will receive payment of the full principal amount thereof on a stated date prior to the maturity date unless such holder affirmatively acts to retain the bond. The Trustee does not have the authority to act to retain Bonds with such features; accordingly, it will receive payment of the full principal amount of any such Bonds on the stated put date and such date is therefore treated as the maturity date of such Bonds in selecting Bonds for the respective Trusts and for purposes of calculating the average maturity of the Bonds in any Trust.

COMPOSITION OF TRUSTS

Each Trust initially consists of delivery statements relating to contracts to purchase Bonds (or of such Bonds) as are listed under "Schedule of Investments" in Part A of this Prospectus and, thereafter, of such Bonds as may continue to be held from time to time (including certain securities deposited in the Trust in substitution for Bonds not delivered to a Trust or in exchange or substitution for Bonds upon certain refundings), together with accrued and undistributed interest thereon and undistributed cash realized from the disposition of Bonds.

    "WHEN-ISSUED" AND "DELAYED DELIVERY" TRANSACTIONS. The contracts to purchase Bonds delivered to the Trustee represent an obligation by issuers or dealers to deliver Bonds to the Sponsor for deposit in the Trusts. Certain of the contracts relate to Bonds which have not been issued as of the Date of Deposit and which are commonly referred to as "when issued" or "when, as and if issued" Bonds. Although the Sponsor believes it unlikely, if such Bonds, or replacement bonds described below, are not acquired by a Trust or if their delivery is delayed, the Estimated Current Returns and Estimated Long Term Returns shown in Part A of this Prospectus may be reduced. Certain of the contracts for the purchase of Bonds provide for delivery dates after the date of settlement for purchases made on the Date of Deposit. Interest on such "when issued" and "delayed delivery" Bonds accrues to the benefit of Unitholders commencing with the first settlement date for the Units. However, in the opinion of counsel, Unitholders who purchase their Units prior to the date such Bonds are actually delivered to the Trustee must reduce the tax basis of their Units for interest accruing on such Bonds during the interval between their purchase of Units and the delivery of the Bonds because such amounts constitute a return of principal. As a result of such adjustment, the Estimated Current Returns set forth in Part A of this Prospectus (which are based on the Public Offering Price as of the business day prior to the Date of Deposit) may be slightly lower than Unitholders will receive after the first year, assuming the Portfolio does not change and estimated annual expense does not vary from that set forth under "Essential Information" in Part A of this Prospectus. Those Bonds in each Trust purchased with delivery dates after the date of settlement for purchases made on the Date of Deposit are so noted in the "Schedule of Investments" in Part A of this Prospectus.

    LIMITED REPLACEMENT OF CERTAIN BONDS. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Bond. In the event of a failure to deliver any Bond that has been purchased for a Trust under a contract, including those Bonds purchased on a when, as and if issued basis ("Failed Bonds"), the Sponsor is authorized under the Indenture to direct the Trustee to acquire other specified Bonds ("Replacement Bonds") to make up the original corpus of the Trust within 20 days after delivery of notice of the failed contract and the cost to the Trust (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds must satisfy the criteria previously described for the Trusts and shall be substantially identical to the Failed Bonds they replace in terms of (i) the exemption from federal and state taxation; (ii) maturity and;
(iii) cost to the Trust. In addition, Replacement Bonds shall not be "when, as and if issued" Bonds. Whenever a Replacement Bond has been acquired for a Trust, the Trustee shall, within five days after the delivery thereof, mail or deliver a notice of such acquisition to all Unitholders of the Trust involved. Once the original corpus of the Trust is acquired, the Trustee will have no power to vary the investment of the Trust.

    To the extent Replacement Bonds are not acquired, the Sponsor shall refund to all Unitholders of the Trust involved the sales charge attributable to such Failed Bonds not replaced, and the principal and accrued interest attributable to such Bonds shall be distributed not more than 30 days after the determination of such failure or at such earlier time as the Trustee in its sole discretion deems to be in the interest of the Unitholders. Any such accrued interest paid to Unitholders will be paid by the Sponsor and, accordingly, will not be treated as tax-exempt income. In the event Failed Bonds in a Trust could not be replaced, the Net Annual Interest Income per Unit for such Trust would be reduced and the Estimated Current Return thereon might be lowered.

    SALE, MATURITY AND REDEMPTION OF BONDS. Certain of the Bonds may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms. The proceeds from such events will be used to pay for Units redeemed or distributed to Unitholders and not reinvested; accordingly, no assurance can be given that a Trust will retain for any length of time its present size and composition.

    All of the Bonds in each Trust are subject to being called or redeemed in whole or in part prior to their stated maturities pursuant to the optional redemption provisions described in the "Schedule of Investments" in Part A of this Prospectus and in most cases pursuant to sinking fund, special or extraordinary redemption provisions. See the discussion of the various types of bond issues, above, for information on the call provisions of such bonds, particularly single family mortgage revenue bonds.

    The exercise of redemption or call provisions will (except to the extent the proceeds of the called Bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the current return on Units of the Trust involved. The exercise of redemption or call provisions is more likely to occur in situations where when the Bonds have an offering side evaluation which represents a premium over par (as opposed to a discount from par). (In the case of original issue discount bonds, such redemption is generally to be made at the issue price plus the amount of original issue discount accreted to the date of redemption; such price is referred to herein as "accreted value"). Because Bonds may have been valued at prices above or below par value or the then current accreted value at the time Units were purchased, Unitholders may realize gain or loss upon the redemption of portfolio Bonds. (See "WHAT IS THE TAX STATUS OF UNITHOLDERS?" and "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?" in Part B and the "Schedule of Investments" in Part A of this Prospectus.)

    CERTAIN TAX MATTERS; LITIGATION. Certain of the Bonds in a Trust's portfolio may be subject to continuing requirements such as the actual use of bond proceeds, manner of operation of the project financed from bond proceeds or rebate of excess earnings on bond proceeds that may affect the exemption of interest on such Bonds from Federal income taxation. Although at the time of issuance of each of the Bonds in each Trust an opinion of bond counsel was rendered as to the exemption of interest on such obligations from Federal income taxation, and the issuers covenanted to comply with all requirements necessary to retain the tax-exempt status of the Bonds, there can be no assurance that the respective issuers or other obligors on such obligations will fulfill the various continuing requirements established upon issuance of the Bonds. A failure to comply with such requirements may cause a determination that interest on such obligations is subject to Federal income taxation, perhaps even retroactively from the date of issuance of such Bonds, thereby reducing the value of the Bonds and subjecting Unitholders to unanticipated tax liabilities.

    To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect on any of the Trusts. It is possible that after the Date of Deposit, litigation may be initiated with respect to Bonds in any Trust. Any such litigation may affect the validity of such Bonds or the tax-exempt nature of the interest thereon, but while the outcome of litigation of such nature can never be entirely predicted, the opinions of bond counsel to the issuer of each Bond on the date of issuance state that such Bonds were validly issued and that the interest thereon is, to the extent indicated, exempt from Federal income tax.

WHY AND HOW ARE THE BONDS INSURED?

Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in each Insured Trust has been obtained by the Sponsor or by the issuers or underwriters of the Bonds from the MBIA Insurance Corporation (the "Insurer"). Certain of the Bonds in an Insured Trust may be covered by a policy or policies of insurance obtained by the issuers or underwriters of the Bonds from Municipal Bond Insurance Association (the "Association") or Bond Investors Guaranty Insurance Company ("BIG"). The claims-paying ability of both the Insurer and the Association was rated "AAA Prime Grade" by Standard & Poor's. Moody's rates all bond issuers insured by either the Insurer or the Association "Aaa" and short-term loans "MIG 1," both designated to be of the highest quality. The Insurer has issued a policy or policies of insurance covering each of the Bonds in the Insured Trusts, each policy to remain in force until the payment in full of such Bonds and whether or not the Bonds continue to be held by an Insured Trust. By the terms of each policy the Insurer will unconditionally guarantee to the holders or owners of the Bonds the payment, when due, required of the issuer of the Bonds of an amount equal to the principal of and interest on the Bonds as such payments shall become due but not be paid (except that in the event of any acceleration of the due date of principal by reason of mandatory or optional redemption, default or otherwise, the payments guaranteed will be made in such amounts and at such times as would have been due had there not been an acceleration).

    Insurance guaranteeing the timely payment, when due, of all principal and interest on certain Bonds in a Traditional Trust may have been obtained by the Sponsor, issuer or underwriter of the particular Bonds involved or by another party. Such insurance, which provides coverage substantially the same as that obtained with respect to Bonds in Insured Trusts as described above, is effective so long as the insured Bond is outstanding and the insurer remains in business. Insurance relates only to the particular Bond and not to the Units offered hereby or to their market value. Insured Bonds have received a rating of "Aaa" by Moody's and/or "AAA" by Standard & Poor's in recognition of such insurance.

    If a Bond in a Traditional Trust is insured, the "Schedule of Investments" appearing in Part A of this Prospectus will identify the insurer. The Sponsor to date has purchased and presently intends to purchase insurance for Bonds in Traditional Trusts exclusively from the Insurer. There can be no assurance that any insurer listed therein will be able to satisfy its commitments in the event claims are made in the future. However, Standard & Poor's and/or Moody's have rated the claims-paying ability of each insurer "AAA" or "Aaa," respectively.

    The Insurer is the principal operating subsidiary of MBIA, Inc., a New York Stock Exchange listed company. MBIA, Inc. is not obligated to pay the debts of or claims against the Insurer. The Insurer is a limited liability corporation rather than a several liability association. The Insurer is domiciled in the State of New York and licensed to do business in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. The Insurer has one European branch in the Republic of France.

    As of June 30, 1995 the Insurer had admitted assets of $3.6 billion (unaudited), total liabilities of $2.4 billion (unaudited), and total capital and surplus of $1.2 billion (unaudited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. As of December 31, 1994, the Insurer had admitted assets of $3.4 billion (audited), total liabilities of $2.3 billion (audited), and total capital and surplus of $1.1 billion (audited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities.

    The Association is comprised of the five insurance companies set forth in the following table, which provides certain unaudited financial information with respect to each of the five insurance companies comprising the Association.

                      MUNICIPAL BOND INSURANCE ASSOCIATION
      FIVE MEMBER COMPANIES ASSETS AND POLICYHOLDERS' SURPLUS (UNAUDITED)
                           AS OF SEPTEMBER 30, 1994.
                                (000'S OMITTED)

                                                                               NEW YORK      NEW YORK       NEW YORK
                                                                              STATUTORY     STATUTORY    POLICYHOLDERS
                                                                                ASSETS     LIABILITIES      SURPLUS
                                                                             ------------  ------------  --------------
The AEtna Casualty & Surety Company........................................  $ 10,030,200  $  8,275,300  $   1,754,900
Fireman's Fund Insurance Company...........................................     6,815,775     4,904,534      1,911,241
The Travelers Indemnity Company............................................    10,295,359     8,515,392      1,779,967
CIGNA Property and Casualty Company (formerly AEtna Insurance Company).....     5,112,251     4,842,235        270,016
The Continental Insurance Company..........................................     2,794,536     2,449,805        344,731
                                                                             ------------  ------------  --------------
        Total..............................................................  $ 35,048,121  $ 28,987,266  $   6,060,855
                                                                             ------------  ------------  --------------
                                                                             ------------  ------------  --------------

    Insurance companies are subject to extensive regulation and supervision where they do business by state insurance commissioners who regulate the standards of solvency which must be maintained, the nature of and limitations on investments, reports of financial condition, and requirements regarding reserves for unearned premiums, losses and other matters. A significant portion of the assets of insurance companies are required by law to be held in reserve against potential claims on policies and is not available to general creditors. Although the federal government does not regulate the business of insurance, federal initiatives including pension regulation, controls on medical care costs, minimum standards for no-fault automobile insurance, national health insurance, tax law changes affecting life insurance companies and repeal of the antitrust exemption for the insurance business can significantly impact the insurance business.

    The above ratings are not recommendations to buy, sell or hold the Bonds, and such ratings may be subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of either or both ratings may have an adverse effect on the market price of the Bonds. See the Information Supplement--for further information concerning insurance.

    Because the insurance on the Bonds, if any, will be effective so long as the Bonds are outstanding, such insurance will be taken into account in determining the market value of the Bonds and therefore some value attributable to such insurance will be included in the value of the Units of the Insured Trusts. The insurance does not, however, guarantee the market value of the Bonds or of the Units.

HOW IS THE PUBLIC OFFERING PRICE DETERMINED?

The Public Offering Price of the Units of each Trust is equal to the Trustee's determination of the aggregate OFFERING prices of the Bonds deposited therein (minus any advancement to the principal account of the Trust made by the

Trustee) plus a sales charge set forth in "Essential Information" in Part A of this Prospectus, in each case adding to the total thereof cash held by the Trust, if any, and dividing the sum so obtained by the number of Units outstanding in the Trust. See "UNIT VALUE AND EVALUATION."

    The sales charge applicable to quantity purchases is reduced on a graduated scale for sales to any purchaser of at least $50,000 or 500 Units and will be applied on whichever basis is more favorable to the purchaser. For purposes of calculating the applicable sales charge, purchasers who have indicated their intent to purchase a specified amount of Units of any Trust in the primary or secondary offering period by executing and delivering a letter of intent to the Sponsor, which letter of intent must be in a form acceptable to the Sponsor and shall have a maximum duration of thirteen months, will be eligible to receive a reduced sales charge according to the following tables based on the amount of intended aggregate purchases as expressed in the letter of intent. Due to administrative limitations and in order to permit adequate tracking, the only secondary market purchases that will be permitted to be applied toward the intended specified amount and that will receive the corresponding reduced sales charge are those Units that are acquired through or from the Sponsor. By establishing a letter of intent, a Unitholder agrees that the first purchase of Units following the execution of such letter of intent will be at least 5% of the total amount of the intended aggregate purchases expressed in such Unitholder's letter of intent. Further, through the establishment of the letter of intent, such Unitholder agrees that Units representing 5% of the total amount of the intended purchases will be held in escrow by the Trustee pending completion of these purchases. All distributions on Units held in escrow will be credited to such Unitholder's account. If total purchases prior to the expiration of the letter of intent period equal or exceed the amount specified in a Unitholder's letter of intent, the Units held in escrow will be transferred to such Unitholder's account. If the total purchases are less than the amount specified, the Unitholder involved must pay the Sponsor an amount equal to the difference between the amounts paid for these purchases and the amounts which would have been paid if the higher sales charge had been applied. If such Unitholder does not pay the additional amount within 20 days after written request by the Sponsor or the Unitholder's securities representative, the Sponsor will instruct the Trustee to redeem an appropriate number of the escrowed Units to meet the required payment. By establishing a letter of intent, a Unitholder irrevocably appoints the Sponsor as attorney to give instructions to redeem any or all of such Unitholder's escrowed Units, with full power of substitution in the premises. A Unitholder or his securities representative must notify the Sponsor whenever such Unitholder makes a purchase of Units that he wishes to be counted towards the intended amount. Sales charges during the primary offering period are as follows:

                                            NATIONAL AND STATE TRUSTS         LONG INTERMEDIATE TRUSTS        INTERMEDIATE
                                                                                                                 TRUSTS
                                          -----------------------------     -----------------------------     ------------
                                            PERCENT          PERCENT          PERCENT          PERCENT          PERCENT
                                               OF             OF NET             OF             OF NET             OF
                                            OFFERING          AMOUNT          OFFERING          AMOUNT          OFFERING
            NUMBER OF UNITS*                 PRICE           INVESTED          PRICE           INVESTED          PRICE
----------------------------------------  ------------     ------------     ------------     ------------     ------------
Less than 500...........................         4.90 %           5.152%           4.25 %           4.439%           3.90%
500 but less than 1,000.................         4.75             4.987            4.15             4.330            3.70
1,000 but less than 2,500...............         4.50             4.712            3.85             4.004            3.50
2,500 but less than 5,000...............         4.25             4.439            3.60             3.734            3.25
5,000 but less than 10,000..............         3.50             3.627            3.35             3.466            3.00
10,000 but less than 25,000.............         3.00             3.093            3.00             3.093            2.75
25,000 but less than 50,000.............         2.50             2.564            2.50             2.564            2.50
50,000 or more..........................         2.00             2.041            2.00             2.041            2.00


                                            PERCENT
                                             OF NET
                                             AMOUNT
            NUMBER OF UNITS*                INVESTED
----------------------------------------  ------------
Less than 500...........................         4.058%
500 but less than 1,000.................         3.842
1,000 but less than 2,500...............         3.627
2,500 but less than 5,000...............         3.359
5,000 but less than 10,000..............         3.093
10,000 but less than 25,000.............         2.828
25,000 but less than 50,000.............         2.564
50,000 or more..........................         2.041

                                            SHORT INTERMEDIATE TRUSTS
                                                                                  SHORT TERM TRUSTS
                                          -----------------------------     -----------------------------
                                            PERCENT          PERCENT          PERCENT          PERCENT
                                               OF             OF NET             OF             OF NET
                                            OFFERING          AMOUNT          OFFERING          AMOUNT
            NUMBER OF UNITS*                 PRICE           INVESTED          PRICE           INVESTED
----------------------------------------  ------------     ------------     ------------     ------------
Less than 500...........................         3.00 %           3.093%           2.50 %           2.564%
500 but less than 1,000.................         2.80             2.881            2.30             2.354
1,000 but less than 2,500...............         2.60             2.670            2.10             2.145
2,500 but less than 5,000...............         2.35             2.407            1.85             1.885
5,000 but less than 10,000..............         2.10             2.145            1.60             1.626
10,000 but less than 25,000.............         1.85             1.885            1.35             1.368
25,000 but less than 50,000.............         1.80             1.833            1.25             1.266
50,000 or more..........................         1.50             1.523            1.15             1.163

*Breakpoint sales charges are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000 etc., and will be applied on that basis which is more favorable to the purchaser.

    For "secondary market" sales the Public Offering Price per Unit of each Trust is determined by adding to the Trustee's determination of the BID price of each Bond in the Trust a sales charge determined in accordance with the table set forth below based upon the number of years remaining to the maturity of each such Bond. See "UNIT VALUE AND EVALUATION." The effect of this method of sales charge calculation will be that different sales charge rates will be applied to the various Bonds in a Trust portfolio based upon the maturities of such Bonds. As shown, the sales charge on Bonds in each maturity range (and therefore the aggregate sales charge on the purchase) is reduced with respect to purchases of at least $50,000 or 500 Units:

                                                                       AMOUNT OF PURCHASE*
                              -----------------------------------------------------------------------------------------------------
                                            $50,000      $100,000     $250,000     $500,000    $1,000,000   $2,500,000
                                UNDER          TO           TO           TO           TO           TO           TO       $5,000,000
YEARS TO MATURITY              $50,000      $99,999      $249,999     $499,999     $999,999    $2,499,999   $4,999,999    OR MORE
----------------------------------------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
Less than 1...................         0           0            0            0            0            0            0            0
1 but less than 2.............     1.523 %     1.446 %      1.369 %      1.317 %      1.215 %      1.061 %       .900 %       .750 %
2 but less than 3.............     2.041       1.937        1.833        1.729        1.626        1.420        1.225        1.030
3 but less than 4.............     2.564       2.433        2.302        2.175        2.041        1.781        1.546        1.310
4 but less than 5.............     3.093       2.961        2.828        2.617        2.459        2.175        1.883        1.590
5 but less than 7.............     3.627       3.433        3.239        3.093        2.881        2.460        2.165        1.870
7 but less than 10............     4.167       3.951        3.734        3.520        3.239        2.828        2.489        2.150
10 but less than 13...........     4.712       4.467        4.221        4.004        3.788        3.253        2.842        2.430
13 but less than 16...........     5.263       4.988        4.712        4.439        4.167        3.627        3.169        2.710
16 or more....................     5.820       5.542        5.263        4.987        4.603        4.004        3.500        3.000

 *Breakpoint sales charges are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000, etc., and will be applied on that basis which is more favorable to the purchaser.

    The secondary market sales charges above are expressed as a percent of the net amount invested; expressed as a percent of the Public Offering Price, the maximum sales charge on any Trust, including one consisting entirely of Bonds with 16 years or more to maturity, would be 5.50% (5.820% of the net amount invested). The actual secondary market sales charge included in the Public Offering Price of any particular Trust will depend on the maturities of the Bonds in the portfolio of such Trust.

    Pursuant to the terms of the Indenture, the Trustee may terminate a Trust if the net asset value of such Trust, as shown by any evaluation, is less than 20% of the original principal amount of the Trust.

    At all times while Units are being offered for sale, the Sponsor will appraise or cause to be appraised daily the value of the underlying Bonds in each Trust as of 4:00 p.m. eastern time on each day on which the New York Stock Exchange (the "Exchange") is normally open and will adjust the Public Offering Price of the Units commensurate with such appraisal. Such Public Offering Price will be effective for all orders received by a dealer or the Sponsor at or prior to 4:00 p.m. eastern time on each such day. Orders received after that time, or on a day when the Exchange is closed for a scheduled holiday or weekend, will be held until the next determination of price.

    Accrued interest from the preceding Record Date to, but not including, the settlement date of the transaction (three business days after purchase) will be added to the Public Offering Price to determine the purchase price of Units. See "WHAT IS ACCRUED INTEREST?".

    The graduated sales charges set forth above will apply on all applicable purchases of Nuveen investment company securities on any one day by the same purchaser in the amounts stated, and for this purpose purchases of this Series will be aggregated with concurrent purchases of any other Series or of shares of any open-end management investment company of which the Sponsor is principal underwriter and with respect to the purchase of which a sales charge is imposed. Purchases by or for the account of an individual and his or her spouse and children under 21 years of age ("immediate family members") will be aggregated to determine the applicable sales charge. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account. Units may be purchased at the Public Offering Price without a sales charge by officers or directors and by bona fide, full-time employees of Nuveen, Nuveen Advisory Corp., Nuveen Institutional Advisory Corp. and The John Nuveen Company, including in each case these individuals and their immediate family members (as defined above).

    Units may be purchased in the primary or secondary market at the Public Offering Price for non-breakpoint purchases minus the concession the Sponsor typically allows to brokers and dealers for non-breakpoint purchases (see "HOW UNITS OF THE TRUSTS ARE DISTRIBUTED TO THE PUBLIC?") by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as defined above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.

    The initial or primary Public Offering Price of the Units in each Trust is based upon a pro rata share of the OFFERING prices per Unit of the Bonds in such Trust plus the applicable sales charge. The secondary market Public Offering Price of each Trust is based upon a pro rata share of the BID prices per Unit of the Bonds in such Trust plus the applicable sales charge. The OFFERING prices of Bonds in a Trust may be expected to average between 1/2% to 2% more than the BID prices of such Bonds. The difference between the bid side evaluation and the offering side evaluation of the Bonds in each Trust on the business day prior to the Date of Deposit is shown in the discussion of each Trust portfolio.

    Whether or not Units are being offered for sale, the Sponsor will determine the aggregate value of each Trust as of 4:00 p.m. eastern time: (i) on each June 30 or December 31 (or, if such date is not a business day, the last business day prior thereto), (ii) on any day on which a Unit is tendered for redemption (or the next succeeding business day if the date of tender is a non-business day) and (iii) at such other times as may be necessary. For this purpose, a "business day" shall be any day on which the Exchange is normally open. (See "UNIT VALUE AND EVALUATION.")

MARKET FOR UNITS

During the initial public offering period, the Sponsor intends to offer to purchase Units of each Trust at a price equivalent to the pro rata share per Unit of the OFFERING prices of the Bonds in such Trust (plus accrued interest). Afterward, although it is not obligated to do so, the Sponsor intends to maintain a secondary market for Units of each Trust at its own expense and continuously to offer to purchase Units of each Trust at prices, subject to change at any time, which are based upon the BID prices of Bonds in the respective portfolios of the Trusts. UNITHOLDERS WHO WISH TO DISPOSE OF THEIR UNITS SHOULD INQUIRE OF THE TRUSTEE OR THEIR BROKER AS TO THE CURRENT REDEMPTION PRICE. (See "HOW UNITS MAY BE REDEEMED WITHOUT CHARGE?".) In connection with its secondary marketmaking activities, the Sponsor may from time to time enter into secondary market joint account agreements with other brokers and dealers. Pursuant to such an agreement the Sponsor will purchase Units from the broker or dealer at the bid price and will place the Units into a joint account managed by the Sponsor; sales from the account will be made in accordance with the then current prospectus and the Sponsor and the broker or dealer will share profits and losses in the joint account in accordance with the terms of their joint account agreement.

    Certificates, if any, for Units are delivered to the purchaser as promptly after the date of settlement (three business days after purchase) as the Trustee can complete the mechanics of registration, normally within 48 hours after registration instructions are received. Purchasers of Units to whom Certificates are issued will be unable to exercise any right of redemption until they have received their Certificates as tender of the Certificate, properly endorsed for transfer. (See "HOW UNITS MAY BE REDEEMED WITHOUT CHARGE?".)

WHAT IS ACCRUED INTEREST?

Accrued interest is the accumulation of unpaid interest on a bond from the last day on which interest thereon was paid. Interest on Bonds in each Trust is accounted for daily on an accrual basis. For this reason, the purchase price of Units of a Trust will include not only the Public Offering Price but also the proportionate share of accrued interest to the date of settlement. Accrued interest does not include accrual of original issue discount on zero coupon bonds, Stripped Obligations or other original issue discount bonds. Interest accrues to the benefit of Unitholders commencing with the settlement date of their purchase transaction.

    In an effort to reduce the amount of accrued interest that investors would have to pay in addition to the Public Offering Price, the Trustee has agreed to advance to each Trust the amount of accrued interest due on the Bonds as of the Date of Deposit (which has been designated the first Record Date for all plans of distribution). This accrued interest will be paid to the Sponsor as the holder of record of all Units on the Date of Deposit. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the Date of Deposit to, but not including, the date of settlement of the investor's purchase (three business days after purchase), less any distributions from the related Interest Account. The Trustee will recover its advancements (without interest or other cost to the Trusts) from interest received on the Bonds deposited in each Trust.

    The Trustee has no cash for distribution to Unitholders until it receives interest payments on the Bonds in the Trusts. Since municipal bond interest is accrued daily but paid only semi-annually, during the initial months of the Trusts, the Interest Accounts, consisting of accrued but uncollected interest and collected interest (cash), will be predominantly the uncollected accrued interest that is not available for distribution. However, due to advances by the Trustee, the Trustee will provide a first distribution between approximately 30 and 60 days after the Date of Deposit. Assuming each Trust retains its original size and composition and expenses and fees remain the same, annual interest collected and distributed will approximate the estimated Net Annual Interest Income stated herein. However, the amount of accrued interest at any point in time will be greater than the amount that the Trustee will have actually received and distributed to the Unitholders. Therefore, there will always remain an item of accrued interest that is included in the Purchase Price and the redemption price of the Units.

    Interest is accounted for daily and a proportionate share of accrued and undistributed interest computed from the preceding Record Date is added to the daily valuation of each Unit of each Trust. (See Part A of this Prospectus and "WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?".) As Bonds mature, or are redeemed or sold, the accrued interest applicable to such bonds is collected and subsequently distributed to Unitholders. Unitholders who sell or redeem all or a portion of their Units will be paid their proportionate share of the remaining accrued interest to, but not including, the third business day following the date of sale or tender.

WHAT ARE ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN?

The Estimated Long Term Return for each Trust is a measure of the return to the investor expected to be earned over the estimated life of the Trust. The Estimated Long Term Return represents an average of the yields to maturity (or call) of the Bonds in the Trust's portfolio calculated in accordance with accepted bond practice and adjusted to reflect expenses and sales charges. Under accepted bond practice, tax-exempt bonds are customarily offered to investors on a "yield price" basis, which involves computation of yield to maturity or to an earlier call date (whichever produces the lower yield), and which takes into account not only the interest payable on the bonds but also the amortization or accretion of any premium over, or discount from, the par (maturity) value inherent in the bond's purchase price. In the calculation of Estimated Long Term Return, the average yield for the Trust's portfolio is derived by weighting each Bond's yield by the market value of the Bond and by the amount of time remaining to the date to which the Bond is priced. This weighted average yield is then adjusted to reflect estimated expenses, is compounded, and is reduced by a factor which represents the amortization of the sales charge over the expected average life of the Trust. The Estimated Long Term Return calculation does not take into account the effect of a first distribution which may be less than a regular distribution or may be paid at some point after 30 days (or a second distribution which may be less than a normal distribution for Unitholders who choose quarterly or semi-annual plans of distribution), and it also does not take into account the difference in timing of payments to Unitholders who choose quarterly or semi-annual plans of distribution, each of which will reduce the return.

    Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price. In contrast to Estimated Long Term Return, Estimated Current Return does not reflect the amortization of premium or accretion of discount, if any, on the Bonds in the Trust's portfolio. Net Annual Interest Income per Unit is calculated by dividing the annual interest income to the Trust, less estimated expenses, by the number of Units outstanding.

    Net Annual Interest Income per Unit, used to calculate Estimated Current Return, will vary with changes in fees and expenses of the Trustee and the Evaluator and with the redemption, maturity, exchange or sale of Bonds. A Unitholder's actual return may vary significantly from the Estimated Long-Term Return, based on their holding period, market interest rate changes, other factors affecting the prices of individual bonds in the portfolio, and differences between the expected remaining life of portfolio bonds and the actual length of time that they remain in the Trust; such actual holding periods may be reduced by termination of the Trust, as described in "OTHER INFORMATION." Since both the Estimated Current Return and the Estimated Long Term Return quoted herein are based on the market value of the underlying Bonds on the business day prior to the Date of Deposit, subsequent calculations of these performance measures will reflect the then current market value of the underlying Bonds and may be higher or lower. The Sponsor will provide estimated cash flow information relating to a Trust without charge to each potential investor in a Trust who receives this prospectus and makes an oral or written request to the Sponsor for such information.

    A portion of the monies received by a Trust may be treated, in the first year only, as a return of principal due to the inclusion in the Trust portfolio of "when-issued" or other Bonds having delivery dates after the date of settlement for purchases made on the Date of Deposit. A consequence of this treatment is that in the computation of Estimated Current Return for the first year, such monies are excluded from Net Annual Interest Income and treated as an adjustment to the Public Offering Price. (See "Essential Information" appearing in Part A of this Prospectus, "COMPOSITION OF TRUSTS" and "WHAT IS THE TAX STATUS OF UNITHOLDERS?")

    A comparison of tax-free and equivalent taxable estimated current returns with the returns on various taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on a Trust and returns over specified periods on other similar Nuveen Trusts with returns on taxable investments such as corporate or U.S. Government bonds, bank CD's and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trust. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CD's and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trusts are described more fully elsewhere in the Prospectus.

HOW WAS THE PRICE OF THE BONDS DETERMINED AT THE DATE OF DEPOSIT?

The prices at which the Bonds deposited in the Trusts would have been offered to the public on the business day prior to the Date of Deposit were determined by the Trustee on the basis of an evaluation of such Bonds prepared by Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc., a firm regularly engaged in the business of evaluating, quoting or appraising comparable bonds. With respect to Bonds in Insured Trusts and insured Bonds in Traditional Trusts, Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc., evaluated the Bonds as so insured. (See "WHY AND HOW ARE THE BONDS INSURED?".)

    The amount by which the Trustee's determination of the OFFERING PRICES of the Bonds deposited in the Trusts was greater or less than the cost of such Bonds to the Sponsor was PROFIT OR LOSS to the Sponsor exclusive of any underwriting profit. (See Part A of this Prospectus.) The Sponsor also may realize FURTHER PROFIT OR SUSTAIN FURTHER LOSS as a result of fluctuations in the Public Offering Price of the Units. Cash, if any, made available to the Sponsor prior to the settlement date for a purchase of Units, or prior to the acquisition of all Portfolio securities by a Trust, may be available for use in the Sponsor's business, and may be of benefit to the Sponsor.

WHAT IS THE TAX STATUS OF UNITHOLDERS?

At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exemption of interest thereon from Federal income tax were rendered by bond counsel to the respective issuing authorities. In addition, with respect to State Trusts, where applicable, bond counsel to the issuing authorities rendered opinions as to the exemption of interest on such Bonds, when held by residents of the state in which the issuers of such Bonds are located, from state income taxes and certain state or local intangibles and local income taxes. For a discussion of the tax status of State Trusts see Part A of this Prospectus. Neither the Sponsor nor its counsel have made any special review for the Trusts of the proceedings relating to the issuance of the Bonds or of the basis for the opinions rendered in connection therewith. If the interest on a Bond should be determined to be taxable, the Bond would generally have to be sold at a substantial discount. In addition, investors could be required to pay income tax on interest received prior to the date of which interest is determined to be taxable.

    Federally tax-exempt income, including income on Units of the Trusts, will be taken into consideration in computing the portion, if any, of social security benefits received that will be included in a taxpayer's gross income subject to the Federal income tax.

    Gain realized on the sale or redemption of the Bonds by the Trustee or of a Unit by a Unitholder is includable in gross income for Federal income tax purposes, and may be includable in gross income for state tax purposes. (Such gain does not include any amounts received in respect of tax-exempt accrued interest or accrued original issue discount, if any.) A portion of a Unitholder's gain, to the extent of accreted market discount, may be treated as ordinary income rather than capital gain if the Bonds were purchased by a Trust at a market discount or if the Unitholder purchased his or her Units at a market discount on or after April 30, 1993. Market discount can arise based on the price the Trust pays for the Bonds or the price a Unitholder pays for his or her Units. Market discount that accretes while the Trust holds a Bond would be recognized as ordinary income by the Unitholders when principal payments are received on the Bond, upon sale or at redemption (including early redemption), or upon the sale or redemption of his or her Units, unless a Unitholder elects to include market discount in taxable income as it accrues. The market discount rules are complex and Unitholders should consult their tax advisors regarding these rules and their application.

    In the opinion of Chapman and Cutler, Counsel to the Sponsor, under existing law:

    (1) the Trusts are not associations taxable as corporations for Federal income tax purposes. Tax-exempt interest received by each of the Trusts on Bonds deposited therein will retain its status as tax-exempt interest, for Federal income tax purposes, when received by the Trusts and when distributed to the Unitholders, except that the alternative minimum tax and environmental tax (the "Superfund Tax") applicable to corporate Unitholders may, in certain circumstances, include in the amount on which such taxes are calculated a portion of the interest income received by the Trust. See "CERTAIN TAX MATTERS APPLICABLE TO CORPORATE UNITHOLDERS", below;

    (2) each Unitholder of a Trust is considered to be the owner of a pro rata portion of such Trust under Subpart E, subchapter J of Chapter 1 of the Internal Revenue Code of 1986 (the "Code") and will have a taxable event when the Trust disposes of a Bond or when the Unitholder redeems or sells Units. Unitholders must reduce the tax basis of their Units for their share of accrued interest received by the Trust, if any, on Bonds delivered after the date the Unitholders pay for their Units and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds (whether by sale, payment at maturity, redemption or otherwise), gain or loss is recognized to the Unitholder. The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with the Unitholder's basis for his or her fractional interest in the asset disposed of. In the case of a Unitholder who purchases Units, such basis (before adjustment for earned original issue discount and amortized bond premium, if any) is determined by apportioning the cost of the Units among each of the Trust assets ratably according to value as of the date of acquisition of the Units. The tax cost reduction requirements of said Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his or her Units are sold or redeemed for an amount equal to their original cost; and

    (3) any amounts paid on defaulted Bonds held by the Trustee under policies of insurance issued with respect to such Bonds will be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid by the respective issuer provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the bonds, rather than the insurer, will pay debt service on the bonds. Paragraph (2) of this opinion is accordingly applicable to policy proceeds representing maturing interest.

In the opinion of Carter, Ledyard & Milburn, counsel to the Trustee, and, in the absence of a New York Trust from the Series, special counsel for the Series for New York tax matters, under existing law:

        Under the income tax laws of the State and City of New York, each Trust is not an association taxable as a corporation and the income of each Trust will be treated as the income of the Unitholders.

    For a summary of each opinion of special counsel to the respective State Trusts for state tax matters, see Part A of this Prospectus.

    ALL STATEMENTS IN THE PROSPECTUS CONCERNING EXEMPTION FROM FEDERAL, STATE OR OTHER TAXES ARE THE OPINION OF COUNSEL AND ARE TO BE SO CONSTRUED.

    The Internal Revenue Code provides that interest on indebtedness incurred or continued to purchase or carry obligations, the interest on which is wholly exempt from Federal income taxes, is not deductible. Because each Unitholder is treated for Federal income tax purposes as the owner of a pro rata share of the Bonds owned by the applicable Trust, interest on borrowed funds used to purchase or carry Units of such Trust will not be deductible for Federal income tax purposes. Under rules used by the Internal Revenue Service for determining when borrowed funds are considered used for the purpose of purchasing or carrying particular assets, the purchase of Units may be considered to have been made with borrowed funds even though the borrowed funds are not directly traceable to the purchase of Units (however, these rules generally do not apply to interest paid on indebtedness incurred to purchase or improve a personal residence). Similar rules are generally applicable for state tax purposes. Special rules apply in the case of certain financial institutions that acquire Units. Investors with questions regarding these issues should consult with their tax advisers.

    For purposes of computing the alternative minimum tax for individuals and corporations, interest on certain specified tax-exempt private activity bonds is included as a preference item. The Trusts do not include any such bonds.

    CERTAIN TAX MATTERS APPLICABLE TO CORPORATE UNITHOLDERS. In the case of certain corporations, the alternative minimum tax and the Superfund Tax depend upon the corporation's alternative minimum taxable income ("AMTI"), which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing AMTI and the Superfund Tax of a corporation (other than an S corporation, Regulated Investment Company, Real Estate Investment Trust, or REMIC) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its AMTI (before such adjustment item and the alternative tax net operation loss deduction). Although tax-exempt interest received by each of the Trusts on Bonds deposited therein will not be included in the gross income of corporations for Federal income tax purposes, "adjusted current earnings" includes all tax-exempt interest, including interest on all Bonds in the Trust and tax-exempt original issue discount.

    Corporate Unitholders are urged to consult their own tax advisers with respect to the particular tax consequences to them resulting under the Federal tax law, including the corporate alternative minimum tax, the Superfund Tax and the branch profits tax imposed by Section 884 of the Code.

    EXCEPT AS NOTED ABOVE AND IN PART A OF THIS PROSPECTUS, THE EXEMPTION OF INTEREST ON STATE AND LOCAL OBLIGATIONS FOR FEDERAL INCOME TAX PURPOSES DOES NOT NECESSARILY RESULT IN EXEMPTION UNDER THE INCOME OR OTHER TAX LAWS OF ANY STATE OR CITY. THE LAWS OF THE SEVERAL STATES VARY WITH RESPECT TO THE TAXATION OF SUCH OBLIGATIONS.

WHAT ARE NORMAL TRUST OPERATING EXPENSES?

No annual advisory fee is charged to the Trusts by the Sponsor. The Sponsor does, however, receive a fee as set forth in "Essential Information" in Part A of this Prospectus for regularly evaluating the Bonds and for maintaining surveillance over the portfolio. (See "UNIT VALUE AND EVALUATION.")

    The Trustee receives for ordinary recurring services an annual fee for each plan of distribution for each Trust as set forth in "Essential Information" appearing in Part A of this Prospectus. Each annual fee is per $1,000 principal amount of the underlying Bonds in a Trust for that portion of the Trust that represents a particular plan of distribution. The Trustee's fee may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the Trustee of advancing funds to a Trust to meet scheduled distributions) and may be further adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent of Shelter" since the establishment of the Trusts. The Trustee has the use of funds, if any, being held in the Interest and Principal Accounts of each Trust for future distributions, payment of expenses and redemptions. These Accounts are non-interest bearing to Unitholders. Pursuant to normal banking procedures, the Trustee benefits from the use of funds held therein. Part of the Trustee's compensation for its services to the Fund is expected to result from such use of these funds.

    Premiums for the policies of insurance obtained by the Sponsor or by the Bond issuers with respect to the Bonds in the Insured Trusts and with respect to insured Bonds in Traditional Trusts have been paid in full prior to the deposit of the Bonds in the Trusts, and the value of such insurance has been included in the evaluation of the Bonds in each Trust and accordingly in the Public Offering Price of Units of each Trust. There are no annual continuing premiums for such insurance.

    All or a portion of the expenses incurred in establishing the Trusts, including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Trust portfolio, legal fees, the initial fees and expenses of the Trustee and any other non-material out-of-pocket expenses, will be paid by the Trusts and amortized over the first five years of such Trusts. The following are additional expenses of the Trusts and, when paid by or are owed to the Trustee, are secured by a lien on the assets of the Trust or Trusts to which such expenses are allocable: (1) the expenses and costs of any action undertaken by the Trustee to protect the Trusts and the rights and interests of the Unitholders; (2) all taxes and other governmental charges upon the Bonds or any part of the Trusts (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated); (3) amounts payable to the Trustee as fees for ordinary recurring services and for extraordinary non-recurring services rendered pursuant to the Indenture, all disbursements and expenses including counsel fees (including fees of bond counsel which the Trustee may retain) sustained or incurred by the Trustee in connection therewith; and (4) any losses or liabilities accruing to the Trustee without negligence, bad faith or willful misconduct on its part. The Trustee is empowered to sell Bonds in order to pay these amounts if funds are not otherwise available in the applicable Interest and Principal Accounts.

    The Indenture requires each Trust to be audited on an annual basis at the expense of the Trust by independent public accountants selected by the Sponsor. The Trustee shall not be required, however, to cause such an audit to be performed if its cost to a Trust shall exceed $.05 per Unit on an annual basis. Unitholders of a Trust covered by an audit may obtain a copy of the audited financial statements upon request.

WHEN ARE DISTRIBUTIONS MADE TO UNITHOLDERS?

Interest received by the Trustee on the Bonds in each Trust, including that part of the proceeds of any disposition of Bonds which represents accrued interest and including any insurance proceeds representing interest due on defaulted Bonds, shall be credited to the "Interest Account" of such Trust and all other moneys received by the Trustee shall be credited to the "Principal Account" of such Trust.

    The pro rata share of cash in the Principal Account in each Trust will be computed as of each semi-annual Record Date and distributions to the Unitholders as of such Record Date will be made on or shortly after the fifteenth day of the month. Proceeds received from the disposition, including sale, call or maturity, of any of the Bonds and all amounts paid with respect to zero coupon bonds and Stripped Obligations will be held in the Principal Account and either used to pay for Units redeemed or distributed on the Distribution Date following the next semi-annual Record Date. The Trustee is not required to make a distribution from the Principal Account of any Trust unless the amount available for distribution in such account equals at least ten cents per Unit.

    The pro rata share of the Interest Account in each Trust will be computed by the Trustee each month as of each Record Date and distributions will be made on or shortly after the fifteenth day of the month to Unitholders of such Trust as of the Record Date who are entitled to distributions at that time under the plan of distribution chosen. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the Distribution Date following the next Record Date under the applicable plan of distribution.

    Purchasers of Units who desire to receive interest distributions on a monthly or quarterly basis may elect to do so at the time of purchase during the initial public offering period. Those indicating no choice will be deemed to have chosen the semi-annual distribution plan. All Unitholders, however, who purchase Units during the initial public offering period and who hold them of record on the first Record Date will receive the first distribution of interest. Thereafter, Record Dates for monthly distributions will be the first day of each month; Record Dates for quarterly distributions will be the first day of February, May, August and November; and Record Dates for semi-annual distributions will be the first day of May and November. See Part A of this Prospectus for details of distributions per Unit of each Trust under the various plans based upon estimated Net Annual Interest Income at the Date of Deposit. The amount of the regular distributions will generally change when Bonds are redeemed, mature or are sold or when fees and expenses increase or decrease. For the purpose of minimizing fluctuations in the distributions from the Interest Account of a Trust, the Trustee is authorized to advance such amounts as may be necessary to provide for interest distributions of approximately equal amounts. The Trustee shall be reimbursed, without interest, for any such advances from funds in the Interest Account of such Trust. The Trustee's fee takes into account the costs attributable to the outlay of capital needed to make such advances.

    The plan of distribution selected by a Unitholder will remain in effect until changed. Unitholders purchasing Units in the secondary market will initially receive distributions in accordance with the election of the prior owner. Unitholders desiring to change their plan of distribution may do so by sending a written notice requesting the change, together with any Certificate(s), to the Trustee. The notice and any Certificate(s) must be received by the

Trustee not later than the semi-annual Record Date to be effective as of the semi-annual distribution following the subsequent semi-annual Record Date. Unitholders are requested to make any such changes within 45 days prior to the applicable Record Date. Certificates should only be sent by registered or certified mail to minimize the possibility of their being lost or stolen. (See "OWNERSHIP AND TRANSFER OF UNITS.")

    As of the first day of each month the Trustee will deduct from the Interest Account of a Trust or, to the extent funds are not sufficient therein, from the Principal Account of a Trust, amounts needed for payment of expenses of such Trust. The Trustee also may withdraw from said accounts such amount, if any, as it deems necessary to establish a reserve for any governmental charges payable out of such Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate account. In addition, the Trustee shall withdraw from the Interest Account and the Principal Account of a Trust such amounts as may be necessary to cover redemptions of Units of such Trust by the Trustee. Funds which are available for future distributions, redemptions and payment of expenses are held in accounts which are non-interest bearing to Unitholders and are available for use by the Trustee pursuant to normal banking procedures.

ACCUMULATION PLAN

The Sponsor is also the principal underwriter of the Accumulation Funds described in the following table. Each of these funds is an open-end, diversified management investment company into which Unitholders may choose to reinvest Trust distributions automatically, without any sales charge. (Reinvestment generally is available only to Unitholders who are residents of the states for which such portfolios are named.) Unitholders may reinvest both interest and principal distributions or principal distributions only. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trusts and may invest in securities which would not be eligible for deposit in the Trusts. The investment adviser to each Accumulation Fund is Nuveen Advisory Corp., a wholly-owned subsidiary of the Sponsor. For a more detailed description, Unitholders of each Accumulation Fund should read carefully the prospectus of the Accumulation Fund in which they are interested. For additional information concerning the Accumulation Plan see the Information Supplement of this Prospectus.

                      ACCUMULATION FUND                                            GENERAL FUND DESCRIPTION
--------------------------------------------------------------  --------------------------------------------------------------
Nuveen Municipal Bond Fund                                      Tax-exempt   income  by   investing  in   long-term  municipal
                                                                securities.
Nuveen Tax-Free  Reserves,  Inc.  and  Nuveen  Tax-Free  Money
Market Fund, Inc.:
Nuveen  Massachusetts  Tax-Free Money  Market Fund  Nuveen New  Tax-exempt and in certain cases double and triple tax-  exempt
York Tax-Free Money Market Fund                                 "money market" funds with checkwriting privileges.
Nuveen California Tax-Free Fund:
Nuveen California Tax-Free Value Fund                           Double  tax-exempt income by investing in long-term investment grade California tax-exempt securities.
Nuveen California Insured Tax-Free Value Fund                   Double tax-exempt income  by investing  in insured  California tax-exempt securities.
Nuveen California Tax-Free Money Market Fund                    California  tax-exempt "money  market" fund  with checkwriting privileges.
Nuveen Tax-Free  Bond Fund,  Inc.  and the  Nuveen  Multistate
Tax-Free Trust:
Nuveen  Massachusetts  Tax-Free  Value Fund,  Nuveen  New York  Double and  in  certain  cases  triple  tax-exempt  income  by
Tax-Free  Value Fund, Nuveen Ohio  Tax-Free Value Fund, Nuveen  investing in tax-exempt securities in the state for which  the
New  Jersey Tax-Free Value Fund, Nuveen Arizona Tax-Free Value  portfolio is named.
Fund, Nuveen  Florida  Tax-Free Value  Fund,  Nuveen  Maryland
Tax-Free  Value  Fund,  Nuveen Michigan  Tax-Free  Value Fund,
Nuveen Pennsylvania Tax-Free  Value Fund  and Nuveen  Virginia
Tax-Free Value Fund
Nuveen Insured Tax-Free Bond Fund, Inc.:
Nuveen  Insured  Municipal  Bond  Fund,  Nuveen  Massachusetts  Tax-exempt and in certain cases double and triple tax-  exempt
Insured  Tax-Free Value Fund  and the Nuveen  New York Insured  funds investing in insured tax-exempt securities in the  state
Tax-Free Value Fund.                                            for which the portfolio is named.

Shareholder Services, Inc. will mail to each participant in the Accumulation Plan a quarterly statement containing a record of all transactions involving purchases of Accumulation Fund shares (or fractions thereof) with Trust interest distributions or as a result of reinvestment of Accumulation Fund dividends. Any distribution of principal used to purchase shares of an Accumulation Fund will be separately confirmed by Shareholder Services, Inc. Unitholders will also receive distribution statements from the Trustee detailing the amounts transferred to their Accumulation Fund accounts.

Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, to change from principal only reinvestment to reinvestment of both principal and interest or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. There will be no charge or other penalty for such change of election or termination. The character of Trust distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

HOW DETAILED ARE REPORTS TO UNITHOLDERS?

The Trustee shall furnish Unitholders of a Trust in connection with each distribution, a statement of the amount of interest, if any, and the amount of other receipts (received since the preceding distribution) being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit of a Trust outstanding and a year to date summary of all distributions paid on said Units. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder of a Trust a statement with respect to such Trust (i) as to the Interest Account: interest received (including amounts representing interest received upon any disposition of Bonds), and, except for any State Trust, the percentage of such interest by states in which the issuers of the Bonds are located, deductions for fees and expenses of such Trust, redemption of Units and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Principal Account: the dates of disposition of any Bonds and the net proceeds received therefrom (excluding any portion representing accrued interest), the amount paid for purchase of Replacement Bonds, the amount paid upon redemption of Units, deductions for payment of applicable taxes and fees and expenses of the Trustee, and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Bonds held and the number of Units outstanding on the last business day of such calendar year; (iv) the Unit Value based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding. Each annual statement will reflect pertinent information in respect of all plans of distribution so that Unitholders may be informed regarding the results of other plans of distribution.

UNIT VALUE AND EVALUATION

The value of each Trust is determined by the Sponsor on the basis of (1) the cash on hand in the Trust or moneys in the process of being collected, (2) the value of the Bonds in the Trust based on the BID prices of the Bonds and (3) interest accrued thereon not subject to collection, LESS (1) amounts representing taxes or governmental charges payable out of the Trust and (2) the accrued expenses of the Trust. The result of such computation is divided by the number of Units of such Trust outstanding as of the date thereof to determine the per Unit value ("Unit Value") of such Trust. The Sponsor may determine the value of the Bonds in each Trust (1) on the basis of current BID prices of the Bonds obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Trust, (2) if bid prices are not available for any of the Bonds, on the basis of bid prices for comparable bonds, (3) by causing the value of the Bonds to be determined by others engaged in the practice of evaluating, quoting or appraising comparable bonds or (4) by any combination of the above. Although the Unit Value of each Trust is based on the BID prices of the Bonds, the Units are sold initially to the public at the Public Offering Price based on the OFFERING prices of the Bonds.

    Because the insurance obtained by the Sponsor or by the issuers of Bonds with respect to the Bonds in the Insured Trusts and with respect to insured Bonds in Traditional Trusts is effective so long as such Bonds are outstanding, such insurance will be taken into account in determining the bid and offering prices of such Bonds and therefore some value attributable to such insurance will be included in the value of Units of Trusts that include such Bonds.

HOW UNITS OF THE TRUSTS ARE DISTRIBUTED TO THE PUBLIC

John Nuveen & Co. Incorporated is the Sponsor and sole Underwriter of the Units. It is the intention of the Sponsor to qualify Units of National, Long Intermediate, Intermediate, Short Intermediate and Short Term Trusts for sale under the laws of substantially all of the states of the United States of America, and Units of State Trusts only in the state for which the Trust is named and selected other states.

    Promptly following the deposit of Bonds in exchange for Units of the Trusts, it is the practice of the Sponsor to place all of the Units as collateral for a letter or letters of credit from one or more commercial banks under an agreement to release such Units from time to time as needed for distribution. Under such an arrangement the Sponsor pays such banks compensation based on the then current interest rate. This is a normal warehousing arrangement during the period of distribution of the Units to public investors. To facilitate the handling of transactions, sales of Units shall be limited to transactions involving a minimum of either $5,000 or 50 Units, whichever is less. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

    The Sponsor plans to allow a  discount to brokers and dealers in  connection
with   the  primary  distribution   of  Units  and   also  in  secondary  market
transactions. The primary market discounts are as follows:

                                                         DISCOUNT PER UNIT
                                --------------------------------------------------------------------
                                 NATIONAL    LONG INTER-                  SHORT INTER-
                                AND STATE      MEDIATE     INTERMEDIATE      MEDIATE     SHORT TERM
NUMBER OF UNITS*                  TRUSTS       TRUSTS         TRUSTS         TRUSTS        TRUSTS
------------------------------  ----------  -------------  -------------  -------------  -----------
Less than 500.................    $3.20         $2.90          $2.70          $2.00         $1.50
500 but less than 1,000.......     3.20         2.90           2.70           2.00          1.50
1,000 but less than 2,500.....     3.20         2.70           2.50           1.80          1.30
2,500 but less than 5,000.....     3.20         2.45           2.25           1.55          1.05
5,000 but less than 10,000....     2.50         2.45           2.25           1.55          1.05
10,000 but less than 25,000...     2.00         2.00           2.00           1.30           .80
25,000 but less than 50,000...     1.75         1.75           1.75           1.30           .60
50,000 or more................     1.75         1.50           1.50           1.00           .60

*Breakpoint sales charges and related dealer concessions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000 etc. and will be applied on that basis which is more favorable to the purchaser.

    The Sponsor currently intends to maintain a secondary market for Units of each Trust. See "MARKET FOR UNITS." The amount of the dealer concession on secondary market purchases of Trust Units through the Sponsor will be computed based upon the value of the Bonds in the Trust portfolio, including the sales charge computed as described in "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?", and adjusted to reflect the cash position of the Trust principal account, and will vary with the size of the purchase as shown in the following table:

                                                               AMOUNT OF PURCHASE*
                            -----------------------------------------------------------------------------------------
                                        $50,000   $100,000   $250,000   $500,000   $1,000,000  $2,500,000
                              UNDER       TO         TO         TO         TO          TO          TO      $5,000,000
YEARS TO MATURITY            $50,000    $99,999   $249,999   $499,999   $999,999   $2,499,999  $4,999,999   OR MORE
--------------------------  ---------  ---------  ---------  ---------  ---------  ----------  ----------  ----------
Less than 1...............      0          0          0          0          0          0           0           0
1 but less than 2.........    1.00%      .90%       .85%       .80%       .70%        .55%       .467%       .389%
2 but less than 3.........    1.30%      1.20%      1.10%      1.00%      .90%        .73%       .634%       .538%
3 but less than 4.........    1.60%      1.45%      1.35%      1.25%      1.10%       .90%       .781%       .662%
4 but less than 5.........    2.00%      1.85%      1.75%      1.55%      1.40%      1.25%       1.082%      .914%
5 but less than 7.........    2.30%      2.15%      1.95%      1.80%      1.65%      1.50%       1.320%      1.140%
7 but less than 10........    2.60%      2.45%      2.25%      2.10%      1.95%      1.70%       1.496%      1.292%
10 but less than 13.......    3.00%      2.80%      2.60%      2.45%      2.30%      2.00%       1.747%      1.494%
13 but less than 16.......    3.25%      3.15%      3.00%      2.75%      2.50%      2.15%       1.878%      1.606%
16 or more................    3.50%      3.50%      3.40%      3.35%      3.00%      2.50%       2.185%      1.873%

 *Breakpoint sales charges and related dealer concessions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000, etc., and will be applied on that basis which is more favorable to the purchaser.

    The Sponsor reserves the right to change the foregoing dealer concessions from time to time.

    Registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, and bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, are not entitled to receive any dealer concession for primary or secondary market purchases in which an investor purchases any number of Units at the Public Offering Price for non-breakpoint purchases minus the concession the sponsor typically allows to brokers and dealers for non-breakpoint purchases (see "HOW IS THE PUBLIC OFFERING PRICE DETERMINED?").

    Certain commercial banks are making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts shown in the above table. The Glass-Steagall Act prohibits banks from underwriting Trust Units; the Act does, however, permit certain agency transactions and banking regulators have not indicated that these particular agency transactions are not permitted under the Act. In Texas and in certain other states, any bank making Units available must be registered as a broker-dealer under state law.

OWNERSHIP AND TRANSFER OF UNITS

The ownership of Units is evidenced by book entry positions recorded on the books and records of the Trustee unless the Unitholder expressly requests that the purchased Units be evidenced in Certificate form. The Trustee is authorized to treat as the owner of Units that person who at the time is registered as such on the books of the Trustee. Any Unitholder who holds a Certificate may change to book entry ownership by submitting to the Trustee the Certificate along with a written request that the Units represented by such Certificate be held in book entry form. Likewise, a Unitholder who holds Units in book entry form may obtain a Certificate for such Units by written request to the Trustee. Units may be held in denominations of one Unit or any multiple or fraction thereof. Fractions of Units are computed to three decimal places. Any Certificates issued will be numbered serially for identification, and are issued in fully registered form, transferable only on the books of the Trustee. Book entry Unitholders will receive a Book Entry Position Confirmation reflecting their ownership.


    For Trusts allowing optional plans of distribution, Certificates for Units will bear an appropriate notation on their face indicating which plan of distribution has been selected. When a change is made, the existing Certificates must be surrendered to the Trustee and new Certificates issued to reflect the currently effective plan of distribution. There will be no charge for this service. Holders of book entry Units can change their plan of distribution by making a written request to the Trustee, which will issue a new Book Entry Position Confirmation to reflect such change.


    Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by Certificate(s), by presenting and surrendering such Certificate(s) to the Trustee, at its address listed on the back cover of this Part B of the Prospectus, properly endorsed or accompanied by a written instrument or instruments of transfer. The Certificate(s) should be sent registered or certified mail for the protection of the Unitholder. Each Unitholder must sign such written request, and such Certificate(s) or transfer instrument, exactly as his name appears on (a) the face of the Certificate(s) representing the Units to be transferred, or (b) the Book Entry Position Confirmation(s) relating to the Units to be transferred. Such signature(s) must be guaranteed by a guarantor acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Mutilated Certificates must be surrendered to the Trustee in order for a replacement Certificate to be issued. Although at the date hereof no charge is made and none is contemplated, a Unitholder may be required to pay $2.00 to the Trustee for each Certificate reissued or transfer of Units requested and to pay any governmental charge which may be imposed in connection therewith.

REPLACEMENT OF LOST, STOLEN OR DESTROYED CERTIFICATES.

    To obtain a new Certificate replacing one that has been lost, stolen, or destroyed, the Unitholder must furnish the Trustee with sufficient indemnification and pay such expenses as the Trustee may incur. This indemnification must be in the form of an Open Penalty Bond of Indemnification. The premium for such an indemnity bond may vary, but currently amounts to 1% of the market value of the Units represented by the Certificate. In the case however, of a Trust as to which notice of termination has been given, the premium currently amounts to 0.5% of the market value of the Units represented by such Certificate.

HOW UNITS MAY BE REDEEMED WITHOUT CHARGE

Unitholders may redeem all or a portion of their Units by (1) making a written request for such redemption (book entry Unitholders may use the redemption form on the reverse side of their Book Entry Position Confirmation) to the Trustee at its address listed on the back cover of this Part B of the Prospectus (redemptions of 1,000 Units or more will require a signature guarantee), (2) in the case of Units evidenced by a Certificate, by also tendering such Certificate to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signatures guaranteed as explained above, or provide satisfactory indemnity required in connection with lost, stolen or destroyed Certificates and (3) payment of applicable governmental charges, if any. Certificates should be sent only by registered or certified mail to minimize the possibility of their being lost or stolen. (See "OWNERSHIP AND TRANSFER OF UNITS".) No redemption fee will be charged. A Unitholder may authorize the Trustee to honor telephone instructions for the redemption of Units held in book entry form. Units represented by Certificates may not be redeemed by telephone. The proceeds of Units redeemed by telephone will be sent by check either to the Unitholder at the address specified on his account or to a financial institution specified by the Unitholder for credit to the account of the Unitholder. A Unitholder wishing to use this method of redemption must complete a Telephone Redemption Authorization Form and furnish the Form to the Trustee. Telephone Redemption
Authorization Forms can be obtained from a Unitholder's registered representative or by calling the Trustee. Once the completed Form is on file, the Trustee will honor telephone redemption requests by any person. The time a telephone redemption request is received determines the "date of tender" as discussed below. The redemption proceeds will be mailed within three business days following the telephone redemption request. Only Units held in the name of individuals may be redeemed by telephone; accounts registered in broker name, or accounts of corporations or fiduciaries (including among others, trustees, guardians, executors and administrators) may not use the telephone redemption privilege.

    On the third business day following the date of tender, the Unitholder will be entitled to receive in cash for each Unit tendered an amount equal to the Unit Value of such Trust determined by the Trustee, as of 4:00 p.m. eastern time on the date of tender as defined hereafter, plus accrued interest to, but not including, the third business day after the date of tender ("Redemption Price"). The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Bonds on the date of tender. Unitholders should check with the Trustee or their broker to determine the Redemption Price before tendering Units.

    The "date of tender" is deemed to be the date on which the request for redemption of Units is received in proper form by the Trustee, except that as regards a redemption request received after 4:00 p.m. eastern time or on any day on which the New York Stock Exchange (the "Exchange") is normally closed, the date of tender is the next day on which such Exchange is normally open for trading and such request will be deemed to have been made on such day and the redemption will be effected at the Redemption Price computed on that day.

    Accrued interest paid on redemption shall be withdrawn from the Interest Account of the appropriate Trust or, if the balance therein is insufficient, from the Principal Account of such Trust. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell underlying Bonds of a Trust in order to make funds available for redemption. (See "HOW BONDS MAY BE REMOVED FROM THE TRUSTS.") Units so redeemed shall be cancelled. To the extent that Bonds are sold from a Trust, the size and diversity of such Trust will be reduced. Such sales may be required at a time when Bonds would not otherwise be sold and might result in lower prices than might otherwise be realized.

    The Redemption Price is determined on the basis of the BID prices of the Bonds in each Trust, while the initial Public Offering Price of Units will be determined on the basis of the OFFERING prices of the Bonds as of 4:00 p.m. eastern time on any day on which the Exchange is normally open for trading and such determination is made. As of any given time, the difference between the bid and offering prices of such Bonds may be expected to average 1/2% to 2% of principal amount. In the case of actively traded Bonds, the difference may be as little as 1/4 to 1/2 of 1%, and in the case of inactively traded Bonds such difference usually will not exceed 3%.

    The right of redemption may be suspended and payment postponed for any period during which the Securities and Exchange Commission determines that trading in the municipal bond market is restricted or an emergency exists, as a result of which disposal or evaluation of the Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit.

    Under regulations issued by the Internal Revenue Service, the Trustee will be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing his or her tax return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker at the time the Certificate or Book Entry Return Confirmation is issued, and this number is printed on the Certificate or Book Entry Return Confirmation and on distribution statements. If a Unitholder's tax identification number does not appear as described above, or if it is incorrect, the Unitholder should contact the Trustee before redeeming Units to determine what action, if any, is required to avoid this "back-up withholding."

HOW UNITS MAY BE PURCHASED BY THE SPONSOR

The Trustee will notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unitholder not later than the day on which payment would otherwise have been made by the Trustee. (See "HOW UNITS MAY BE REDEEMED WITHOUT CHARGE.") The Sponsor's current practice is to bid at the Redemption Price in the secondary market. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

HOW BONDS MAY BE REMOVED FROM THE TRUSTS

Bonds will be removed from a Trust as they mature or are redeemed by the issuers thereof. See Part A of this Prospectus and "RISK FACTORS" for a discussion of call provisions of portfolio Bonds.

    The Indenture also empowers the Trustee to sell Bonds for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which income may not be available. Under the Indenture the Sponsor is obligated to provide the Trustee with a current list of Bonds in each Trust to be sold in such circumstances. In deciding which Bonds should be sold the Sponsor intends to consider, among other things, such factors as: (1) market conditions; (2) market prices of the Bonds; (3) the effect on income distributions to Unitholders of the sale of various Bonds; (4) the effect on principal amount of underlying Bonds per Unit of the sale of various Bonds; (5) the financial condition of the issuers; and (6) the effect of the sale of various Bonds on the investment character of the Trust. Such sales, if required, could result in the sale of Bonds by the Trustee at prices less than original cost to the Trust. To the extent Bonds are sold, the size and diversity of such Trust will be reduced.

    In addition, the Sponsor is empowered to direct the Trustee to liquidate Bonds upon the happening of certain other events, such as default in the payment of principal and/or interest, an action of the issuer that will adversely affect its ability to continue payment of the principal of and interest on its Bonds, or an adverse change in market, revenue or credit factors affecting the investment character of the Bonds. If a default in the payment of the principal of and/or interest on any of the Bonds occurs, and if the Sponsor fails to instruct the Trustee whether to sell or continue to hold such Bonds within 30 days after notification by the Trustee to the Sponsor of such default, the Indenture provides that the Trustee shall liquidate said Bonds forthwith and shall not be liable for any loss so incurred. The Sponsor may also direct the Trustee to liquidate Bonds in a Trust if the Bonds in the Trust are the subject of an advanced refunding, generally considered to be when refunding bonds are issued and the proceeds thereof are deposited in irrevocable trust to retire the refunded Bonds on their redemption date.

    Except as stated in "COMPOSITION OF TRUSTS" regarding the limited right of substitution of Replacement Bonds for Failed Bonds, and except for refunding securities that may be exchanged for Bonds under certain conditions specified in the Indenture, the Indenture does not permit either the Sponsor or the Trustee to acquire or deposit bonds either in addition to, or in substitution for, any of the Bonds initially deposited in a Trust.

INFORMATION ABOUT THE TRUSTEE

The Trustee and its address are stated on the back cover of this Part B of the Prospectus. The Trustee is subject to supervision and examination by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and either the Comptroller of the Currency or state banking authorities.

LIMITATIONS ON LIABILITIES OF SPONSOR AND TRUSTEE

    The Sponsor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own negligence, lack of good faith or willful misconduct. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Bonds. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

    The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Bonds or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of any Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

SUCCESSOR TRUSTEES AND SPONSORS

    The Trustee or any successor trustee may resign by executing an instrument of resignation in writing and filing same with the Sponsor and mailing a copy of a notice of resignation to all Unitholders then of record. Upon receiving such notice, the Sponsor is required to promptly appoint a successor trustee. If the Trustee becomes incapable of acting or is adjudged a bankrupt or insolvent, or a receiver or other public officer shall take charge of its property or affairs, the Sponsor may remove the Trustee and appoint a successor by written instrument. The resignation or removal of a trustee and the appointment of a successor trustee shall become effective only when the successor trustee accepts its appointment as such. Any successor trustee shall be a corporation authorized to exercise corporate trust powers, having capital, surplus and undivided profits of not less than $5,000,000. Any corporation into which a trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a trustee shall be a party, shall be the successor trustee.

    If upon resignation of a trustee no successor has been appointed and has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor.

    If the Sponsor fails to undertake any of its duties under the Indenture, and no express provision is made for action by the Trustee in such event, the Trustee may, in addition to its other powers under the Indenture (1) appoint a successor sponsor or (2) terminate the Indenture and liquidate the Trusts.

INFORMATION ABOUT THE SPONSOR

John Nuveen & Co. Incorporated, the Sponsor and Underwriter, was founded in 1898 and is the oldest and largest investment banking firm specializing in the underwriting and distribution of tax-exempt securities and maintains the largest research department in the investment banking community devoted exclusively to the analysis of municipal securities. In 1961 the Sponsor began sponsoring the Nuveen Tax-Exempt Unit Trust and, since this time, it has issued more than $30 billion in tax-exempt unit trusts, including over $8 billion in insured trusts. The Sponsor is also principal underwriter of 16 mutual funds and 60 closed-end funds. These registered open-end and closed-end investment companies currently have approximately $32.8 billion in tax-exempt securities under management. Nationwide, more than 1,000,000 individual investors have purchased Nuveen's tax exempt trusts and funds. The present corporation was organized in 1967 as a wholly-owned subsidiary of Nuveen Corporation, successor to the original John Nuveen & Co. founded in 1898 as a sole proprietorship and incorporated in 1953. In 1974, John Nuveen & Co. Incorporated became a wholly-owned subsidiary of The St. Paul Companies, Inc., a financial services management company located in St. Paul, Minnesota. On May 19, 1992, common shares comprising a minority interest in The John Nuveen Company ("JNC"), a newly organized corporation which holds all of the shares of Nuveen, were sold to the general public in an initial public offering. St. Paul retains a controlling interest in JNC with over 70% of JNC's shares. The Sponsor is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal offices located in Chicago (333 W. Wacker Drive) and New York (Swiss Bank Tower, 10 East 50th Street). It maintains 14 regional offices.

    To help advisers and investors better understand and more efficiently use an investment in the Trust to reach their investment goals, the Sponsor may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Trust, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Trust's sponsor may produce software or additional sales literature to promote the advantages of using the Trust to meet these and other specific investor needs.

OTHER INFORMATION
AMENDMENT OF INDENTURE

    The Indenture may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or (2) to make such other provisions as shall not adversely affect the Unitholders, provided, however, that the Indenture may not be amended to increase the number of Units in any Trust or to permit the deposit or acquisition of bonds either in addition to, or in substitution for any of the Bonds initially deposited in any Trust except as stated in "COMPOSITION OF TRUSTS" regarding the limited right of substitution of Replacement Bonds and except for the substitution of refunding bonds under certain circumstances. The Trustee shall advise the Unitholders of any amendment promptly after execution thereof.

TERMINATION OF INDENTURE

    Each Trust may be liquidated at any time by written consent of 100% of the Unitholders or by the Trustee when the value of such Trust, as shown by any evaluation, is less than 20% of the original principal amount of such Trust and will be liquidated by the Trustee in the event that Units not yet sold aggregating more than 60% of the Units originally created are tendered for redemption by the Sponsor thereby reducing the net worth of such Trust to less than 40% of the principal amount of the Bonds originally deposited in the portfolio. (See "Essential Information" appearing in Part A of this Prospectus.) The sale of Bonds from the Trusts upon termination may result in realization of a lesser amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount of Bonds originally represented by the Units held by such Unitholder. The Indenture will terminate upon the redemption, sale or other disposition of the last Bond held thereunder, but in no event shall it continue beyond the end of the calendar year preceding the fiftieth anniversary of its execution for National and State Trusts, beyond the end of the calendar year preceding the twentieth anniversary of its execution for Long Intermediate, and Intermediate Trusts or beyond the end of the calendar year preceding the tenth anniversary of its execution for Short Intermediate and Short Term Trusts.

    Written notice of any termination specifying the time or times at which Unitholders may surrender their Certificates, if any, for cancellation shall be given by the Trustee to each Unitholder at the address appearing on the registration books of the Trust maintained by the Trustee. Within a reasonable time thereafter the Trustee shall liquidate any Bonds in the Trust then held and shall deduct from the assets of the Trust any accrued costs, expenses or indemnities provided by the Indenture which are allocable to such Trust, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. The Trustee shall then distribute to Unitholders of such Trust their pro rata share of the balance of the Interest and Principal Accounts. With such distribution the Unitholders shall be furnished a final distribution statement, in substantially the same form as the annual distribution statement, of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.

LEGAL OPINION

    The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603. Special counsel for the Trusts for respective state tax matters are named in "Tax Status" for each Trust appearing in Part A of this Prospectus. Carter, Ledyard & Milburn, 2 Wall Street, New York, New York 10005, has acted as counsel for the Trustee with respect to the Series, and, in the absence of a New York Trust from the Series, as special New York tax counsel for the Series.

AUDITORS

    The "Statement of Condition" and "Schedule of Investments" at Date of Deposit included in Part A of this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report in Part A of this Prospectus, and are included herein in reliance upon the authority of said firm as experts in giving said report.

SUPPLEMENTAL INFORMATION

    Upon written or telephonic request to the Trustee, investors will receive at no cost to the investor supplemental information about this Trust, which has been filed with the Securities and Exchange Commission and is intended to supplement information contained in Part A and Part B of this Prospectus. The supplemental information includes more detailed information concerning certain of the Bonds included in the Trusts contained in the applicable Series and more specific risk information concerning the individual state Trusts. This supplement also includes additional general information about the Sponsor and the Trusts.

                         NUVEEN  Tax-Exempt Unit Trusts


                              PROSPECTUS -- PART B
                               SEPTEMBER 1, 1995


                 SPONSOR             John Nuveen & Co. Incorporated
                                     333 West Wacker Drive
                                     Chicago, IL 60606-1286
                                     Telephone: 312.917.7700

                                     Swiss Bank Tower
                                     10 East 50th Street
                                     New York, NY 10022
                                     212.207.2000

                 TRUSTEE             The Chase Manhattan Bank, N.A.
                                     770 Broadway
                                     New York, NY 10003
                                     800.257.8787

           LEGAL COUNSEL             Chapman and Cutler
              TO SPONSOR             111 West Monroe Street
                                     Chicago, IL 60603

             INDEPENDENT             Arthur Andersen LLP
                  PUBLIC             33 West Monroe Street
             ACCOUNTANTS             Chicago, IL 60603
          FOR THE TRUSTS

                                 --------------

           Except  as to  statements made herein  furnished by  the Trustee, the
Trustee  has  assumed   no  responsibility  for   the  accuracy,  adequacy   and
completeness of the information contained in this Prospectus.

           This Prospectus does not contain all of the information set forth in the registration statement and exhibits relating thereto, filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933, and to which reference is made.

           No person is authorized to give any information or to make representations not contained in this Prospectus or in supplemental information or sales literature prepared by the Sponsor, and any information or representation not contained therein must not be relied upon as having been authorized by either the Trusts, the Trustee or the Sponsor. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any State to any person to whom it is not lawful to make such offer in such state. The Trusts are registered as a Unit Investment Trust under the Investment Company Act of 1940. Such registration does not imply that the Trusts or any of their Units has been guaranteed, sponsored, recommended or approved by the United States or any State or agency or officer thereof.

                         NUVEEN TAX-EXEMPT UNIT TRUSTS

                 ---------------------------------------------

                             INFORMATION SUPPLEMENT


                               NUVEEN SERIES 837



                This   Information  Supplement  provides  additional
            information concerning the structure, operations and risks of a Nuveen Tax-Exempt Unit Trust not found in the prospectuses for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing ("Prospectus"). Copies of the Prospectus can be obtained by calling or writing the Trustee at the telephone number and address indicated in Part B of the Prospectus. This Information Supplement has been created to supplement information contained in the Prospectus.



                This  Information Supplement  is dated  November 29,
            1995.  Capitalized  terms  have  been  defined  in   the
            Prospectus.


                               TABLE OF CONTENTS

               --------------------------------------------------


GENERAL RISK DISCLOSURE.....................................................           2
  Health Facility Obligations...............................................           2
  Housing Obligations.......................................................           2
  Single Family Mortgage Revenue Bonds......................................           2
  Federally Enhanced Obligations............................................           3
  Industrial Revenue Obligations............................................           3
  Electric Utility Obligations..............................................           3
  Transportation Facility Revenue Bonds.....................................           4
  Water and/or Sewerage Obligations.........................................           4
  University and College Revenue Obligations................................           4
  Bridge Authority and Tollroad Obligations.................................           4
  Dedicated-Tax Supported Bonds.............................................           4
  Municipal Lease Bonds.....................................................           5
  Original Issue Discount Bonds and Stripped Obligations....................           5
WHY AND HOW ARE THE BONDS INSURED?..........................................           6
ACCUMULATION PLAN...........................................................           8
INFORMATION ABOUT THE SPONSOR...............................................          10
DESCRIPTION OF RATINGS......................................................          11
Appendix A -- Virginia Disclosure...........................................         A-1
Appendix B -- National Disclosure...........................................         B-1
Appendix C -- Short Intermediate Disclosure.................................         C-1
Appendix D -- California Disclosure.........................................         D-1
Appendix E -- New Jersey Disclosure.........................................         E-1

GENERAL RISK DISCLOSURE

    An investment in Units of any Trust should be made with an understanding of the risks that such an investment may entail. These include the ability of the issuer, or, if applicable, an insurer, to make payments of interest and principal when due, the effects of changes in interest rates generally, early call provisions and the potential for changes in the tax status of the Bonds. As set forth in the portfolio summaries in Part A of this Prospectus, the Trusts may contain or be concentrated in one or more of the types of bonds discussed below. The following paragraphs discuss certain circumstances which may adversely affect the ability of issuers of Bonds held in the portfolio of a Trust to make payment of principal and interest thereon or which may adversely affect the ratings of such Bonds; with respect to Insured Trusts, however, because of the insurance obtained by the Sponsor or by the issuers of the Bonds, such changes should not adversely affect an Insured Trust's receipt of principal and interest, the Standard & Poor's AAA or Moody's Aaa ratings of the Bonds in the Insured Trust portfolio, or the Standard & Poor's AAA rating of the Units of each such Insured Trust. For economic risks specific to the individual Trusts, see "Risk Factors" for each Trust.

    HEALTH FACILITY OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are derived from services provided by hospitals or other health care facilities, including nursing homes. Ratings of bonds issued for health care facilities are sometimes based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, an increasing shortage of qualified nurses or a dramatic rise in nursing salaries, physicians' confidence in the facility, management capabilities, economic developments in the service area, competition from other similar providers, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance, and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs. Medicare reimbursements are currently calculated on a prospective basis and are not based on a provider's actual costs. Such method of reimbursement may adversely affect reimbursements to hospitals and other facilities for services provided under the Medicare program and thereby may have an adverse effect on the ability of such institutions to satisfy debt service requirements. In the event of a default upon a bond secured by hospital facilities, the limited alternative uses for such facilities may result in the recovery upon such collateral not providing sufficient funds to fully repay the bonds.

    Certain hospital bonds provide for redemption at par upon the damage, destruction or condemnation of the hospital facilities or in other special circumstances.

    HOUSING OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from mortgage loans to housing projects for low to moderate income families. Such issues are generally characterized by mandatory redemption at par or, in the case of original issue discount bonds, accreted value in the event of economic defaults and in the event of a failure of the operator of a project to comply with certain covenants as to the operation of the project. The failure of such operator to comply with certain covenants related to the tax-exempt status of interest on the Bonds, such as provisions requiring that a specified percentage of units be rented or available for rental to low or moderate income families, potentially could cause interest on such Bonds to be subject to Federal income taxation from the date of issuance of the Bonds. The ability of such issuers to make debt service payments will be affected by events and conditions affecting financed projects, including, among other things, the achievement and maintenance of sufficient occupancy levels and adequate rental income, employment and income conditions prevailing in local labor markets, increases in taxes, utility costs and other operating expenses, the managerial ability of project managers, changes in laws and governmental regulations, the appropriation of subsidies, and social and economic trends affecting the localities in which the projects are located. Occupancy of such housing projects may be adversely affected by high rent levels and income limitations imposed under Federal and state programs.

    SINGLE FAMILY MORTGAGE REVENUE BONDS. Some of the Bonds in a Trust may be single family mortgage revenue bonds, which are issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. The redemption price of such issues may be more or less than the offering price of such bonds. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. Single family mortgage revenue bonds issued after December 31, 1980 were issued under Section 103A of the Internal Revenue Code of 1954, as amended, or Section 143 of the Internal Revenue Code of 1986, which Sections contain certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case, the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. There can be no assurance that such continuing requirements will be satisfied; the failure to meet such requirements could cause interest on the Bonds to be subject to Federal income taxation, possibly from the date of issuance of the Bonds.

    FEDERALLY ENHANCED OBLIGATIONS. Some of the mortgages which secure the various health care or housing projects which underlie the previously discussed Health Facility, Housing, and Single Family Mortgage Revenue Obligations (the "Obligations") in a Trust may be insured by the Federal Housing Administration ("FHA"). Under FHA regulations, the maximum insurable mortgage amount cannot exceed 90% of the FHA's estimated value of the project. The FHA mortgage insurance does not constitute a guarantee of timely payment of the principal of and interest on the Obligations. Payment of mortgage insurance benefits may be
(1) less than the principal amount of Obligations outstanding or (2) delayed if disputes arise as to the amount of the payment or if certain notices are not given to the FHA within the prescribed time periods. In addition, some of the previously discussed Obligations may be secured by mortgage-backed certificates guaranteed by the Government National Mortgage Association ("GNMA"), a wholly owned corporate instrumentality of the United States, and/or the Federal National Mortgage Association ("Fannie Mae") a federally chartered and stockholder-owed corporation. GNMA and Fannie Mae guarantee timely payment of principal and interest on the mortgage-backed certificates, even where the underlying mortgage payments are not made. While such mortgage-backed certificates are often pledged to secure payment of principal and interest on the Obligations, timely payment of interest and principal on the Obligations is not insured or guaranteed by the United States, GNMA, Fannie Mae or any other governmental agency or instrumentality. The GNMA mortgage-backed certificates constitute a general obligation of the United States backed by its full faith and credit. The obligations of Fannie Mae, including its obligations under the Fannie Mae mortgage-backed securities, are obligations solely of Fannie Mae and are not backed by, or entitled to, the full faith and credit of the United States.

    INDUSTRIAL REVENUE OBLIGATIONS. Certain of the Bonds in a Trust may be industrial revenue bonds ("IRBs"), including pollution control revenue bonds, which are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various industrial projects. These projects are usually operated by corporate entities. Issuers are obligated only to pay amounts due on the IRBs to the extent that funds are available from the unexpended proceeds of the IRBs or receipts or revenues of the issuer under an arrangement between the issuer and the corporate operator of a project. The arrangement may be in the form of a lease, installment sale agreement, conditional sale agreement or loan agreement, but in each case the payments to the issuer are designed to be sufficient to meet the payments of amounts due on the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project and, if applicable, corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may have an impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such Bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such Bonds, even though no actual takeover or other action is ever contemplated or effected. The IRBs in a Trust may be subject to special or extraordinary redemption provisions which may provide for redemption at par or, in the case of original issue discount bonds, accreted value. The Sponsor cannot predict the causes or likelihood of the redemption of IRBs in a Trust prior to the stated maturity of such Bonds.

    ELECTRIC UTILITY OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from the sale of electric energy. The problems faced by such issuers include the difficulty in obtaining approval for timely and adequate rate increases from the applicable public utility commissions, the difficulty of financing large construction programs, increased competition, reductions in estimates of future demand for electricity in certain areas of the country, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Bonds in a Trust to make payments of principal and/or interest on such Bonds.

    TRANSPORTATION FACILITY REVENUE BONDS. Some of the Bonds in a Trust may be obligations of issuers which are payable from and secured by revenues derived from the ownership and operation of airports, public transit systems and ports. The major portion of an airport's gross operating income is generally derived from fees received from airlines pursuant to use agreements which consist of annual payments for airport use, occupancy of certain terminal space, service fees and leases. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines are experiencing severe financial difficulties. In particular, facilities with use agreements involving airlines experiencing financial difficulty may experience a reduction in revenue due to the possible inability of these airlines to meet their use agreement obligations because of such financial difficulties and possible bankruptcy. The Sponsor cannot predict what effect these industry conditions may have on airport revenues which are dependent for payment on the financial condition of the airlines and their usage of the particular airport facility. Bonds that are secured primarily by the revenue collected by a public transit system typically are additionally secured by a pledge of sales tax receipts collected at the state or local level, or of other governmental financial assistance. Transit system net revenues will be affected by variations in utilization, which in turn may be affected by the degree of local governmental subsidization, demographic and population shifts, and competition from other forms of transportation; and by increased costs, including costs resulting from previous deferrals of maintenance. Port authorities derive their revenues primarily from fees imposed on ships using the facilities. The rate of utilization of such facilities may fluctuate depending on the local economy and on competition from competing forms of transportation such as air, rail and trucks.

    WATER AND/OR SEWERAGE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Such Bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances. All of such issuers have been experiencing certain of these problems in varying degrees.

    UNIVERSITY AND COLLEGE REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers which are, or which govern the operation of, colleges and universities and whose revenues are derived mainly from tuition, dormitory revenues, grants and endowments. General problems of such issuers include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers. All of such issuers have been experiencing certain of these problems in varying degrees.

    BRIDGE AUTHORITY AND TOLLROAD OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers which derive their payments from bridge, road or tunnel toll revenues. The revenues of such an issuer could be adversely affected by competition from toll-free vehicular bridges and roads and alternative modes of transportation. Such revenues could also be adversely affected by a reduction in the availability of fuel to motorists or significant increases in the costs thereof. Specifically, governmental regulations restricting the use of vehicles in the New York City metropolitan area may adversely affect revenues of the Triborough Bridge and Tunnel Authority.

    DEDICATED-TAX SUPPORTED BONDS. Some of the Bonds in a Trust may be obligations of issuers which are payable from and secured by tax revenues from a designated source, which revenues are pledged to secure the bonds. The various types of Bonds described below differ in structure and with respect to the rights of the bondholders to the underlying property. Each type of dedicated-tax supported Bond has distinct risks, only some of which are set forth below. One type of dedicated-tax supported Bond is secured by the incremental tax received on either real property or on sales within a specifically defined geographical area; such tax generally will not provide bondholders with a lien on the underlying property or revenues. Another type of dedicated-tax supported Bond is secured by a special tax levied on real property within a defined geographical area in such a manner that the tax is levied on those who benefit from the project; such bonds typically provide for a statutory lien on the underlying property for unpaid taxes. A third type of dedicated-tax supported Bond may be secured by a tax levied upon the manufacture, sale or consumption of commodities or upon the license to pursue certain occupations or upon corporate privileges within a taxing jurisdiction. As to any of these types of Bonds, the ability of the designated revenues to satisfy the interest and principal payments on such bonds may be affected by changes in the local economy, the financial success of the enterprise responsible for the payment of the taxes, the value of any property on which taxes may be assessed and the ability to collect such taxes in a timely fashion. Each of these factors will have a different affect on each distinct type of dedicated-tax supported bonds.

    MUNICIPAL LEASE BONDS. Some of the Bonds in a Trust may be obligations that are secured by lease payments of a governmental entity. Such payments are normally subject to annual budget appropriations of the leasing governmental entity. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby.

    ORIGINAL ISSUE DISCOUNT BONDS AND STRIPPED OBLIGATIONS. Certain of the Bonds in a Trust may be original issue discount bonds. These Bonds were issued with nominal interest rates less than the rates then offered by comparable securities and as a consequence were originally sold at a discount from their face, or par, values. This original issue discount, the difference between the initial purchase price and face value, is deemed under current law to accrue on a daily basis and the accrued portion is treated as tax-exempt interest income for federal income tax purposes. On sale or redemption, gain, if any, realized in excess of the earned portion of original issue discount will be taxable as capital gain. See "What is the Tax Status of Unitholders". The current value of an original issue discount bond reflects the present value of its face amount at maturity. In a stable interest rate environment, the market value of an original issue discount bond would tend to increase more slowly in early years and in greater increments as the bond approached maturity.

    Certain of the original issue discount bonds in a Trust may be zero coupon bonds. Zero coupon bonds do not provide for the payment of any current interest; the buyer receives only the right to receive a final payment of the face amount of the bond at its maturity. The effect of owning a zero coupon bond is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of the obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield, but at the same time also eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality that pay interest currently.

    Original issue discount bonds, including zero coupon bonds, may be subject to redemption at prices based on the issue price plus the amount of original issue discount accreted to redemption (the "accreted value") plus, if applicable, some premium. Pursuant to such call provisions an original issue discount bond may be called prior to its maturity date at a price less than its face value. See the "Schedules of Investments" for more information about the call provisions of portfolio Bonds.

    Certain of the Bonds in a Trust may be Stripped Obligations, which represent evidences of ownership with respect to either the principal amount of or a payment of interest on a tax-exempt obligation. An obligation is "stripped" by depositing it with a custodian, which then effects a separation in ownership between the bond and any interest payment which has not yet become payable, and issues evidences of ownership with respect to such constituent parts. A Stripped Obligation therefore has economic characteristics similar to zero coupon bonds, as described above.

    Each Stripped Obligation has been purchased at a discount from the amount payable at maturity. With respect to each Unitholder, the Internal Revenue Code treats as "original issue discount" that portion of the discount which produces a yield to maturity (as of the date of purchase of the Unitholder's Units) equal to the lower of the coupon rate of interest on the underlying obligation or the yield to maturity on the basis of the purchase price of the Unitholder's Units which is allocable to each Stripped Obligation. Original issue discount which accrues with respect to a Stripped Obligation will be exempt from Federal income taxation to the same extent as interest on the underlying obligations. (See "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.)

    Unitholders should consult their own tax advisers with respect to the state and local tax consequences of owning original issue discount bonds or Stripped Obligations. Under applicable provisions governing determination of state and local taxes, interest on original issue discount bonds or Stripped Obligations may be deemed to be received in the year of accrual even though there is no corresponding cash payment.

WHY AND HOW ARE THE BONDS INSURED?

INSURANCE ON BONDS

INSURED TRUSTS--Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in each Insured Trust has been obtained by the Sponsor or by the issuers or underwriters of Bonds from the MBIA Insurance Corporation (the "Insurer"). Some of the Bonds in each Insured Trust may be covered by a policy or policies of insurance obtained by the issuers or underwriters of the Bonds from Municipal Bond Insurance Association (the "Association") or Bond Investors Guaranty Insurance Company ("BIG"). The Insurer has issued a policy or policies of insurance covering each of the Bonds in the Insured Trusts, each policy to remain in force until the payment in full of such Bonds and whether or not the Bonds continue to be held by an Insured Trust. By the terms of each policy the Insurer will unconditionally guarantee to the holders or owners of the Bonds the payment, when due, required of the issuer of the Bonds of an amount equal to the principal of and interest on the Bonds as such payments shall become due but not be paid (except that in the event of any acceleration of the due date of principal by reason of mandatory or optional redemption, default or otherwise, the payments guaranteed will be made in such amounts and at such times as would have been due had there not been an acceleration). The Insurer will be responsible for such payments, less any amounts received by the holders or owners of the Bonds from any trustee for the bond issuers or from any other sources other than the Insurer. The Insurer's policies relating to small industrial development bonds and pollution control revenue bonds also guarantee the full and complete payments required to be made by or on behalf of an issuer of Bonds pursuant to the terms of the Bonds if there occurs an event which results in the loss of the tax-exempt status of the interest on such Bonds, including principal, interest or premium payments, if any, as and when thereby required. The Insurer has indicated that its insurance policies do not insure the payment of principal or interest on bonds which are not required to be paid by the issuer thereof because the bonds were not validly issued; as indicated under "What is the Tax Status of Unitholders?" the respective issuing authorities have received opinions of bond counsel relating to the valid issuance of each of the Bonds in the Insured Trusts. The Insurer's policy also does not insure against non-payment of principal of or interest on the Bonds resulting from the insolvency, negligence or any other act or omission of the trustee or other paying agent for the Bonds. The policy is not covered by the Property/Casualty Insurance Security Fund specified in Article 76 of the New York Insurance Law. The policies are non-cancellable and the insurance premiums have been fully paid on or prior to the Date of Deposit, either by the Sponsor or, if a policy has been obtained by a Bond issuer, by such issuer.

    Upon notification from the trustee for any bond issuer or any holder or owner of the Bonds or coupons that such trustee or paying agent has insufficient funds to pay any principal or interest in full when due, the Insurer will be obligated to deposit funds promptly with State Street Bank and Trust Company, N.A., New York, New York, as fiscal agent for the Insurer, sufficient to fully cover the deficit. If notice of nonpayment is received on or after the due date, the Insurer will provide for payment within one business day following receipt of the notice. Upon payment by the Insurer of any Bonds, coupons, or interest payments, the Insurer shall succeed to the rights of the owner of such Bonds, coupons or interest payments with respect thereto.

    The Insurer is the principal operating subsidiary of MBIA, Inc., a New York Stock Exchange listed company. MBIA, Inc. is not obligated to pay the debts of or claims against the Insurer. The Insurer is a limited liability corporation rather than a several liability association. The Insurer is domiciled in the State of New York and licensed to do business in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. The Insurer has one European branch in the Republic of France.

    As of September 30, 1995 the Insurer had admitted assets of $3.7 billion (unaudited), total liabilities of $2.5 billion (unaudited), and total capital and surplus of $1.2 billion (unaudited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. As of December 31, 1994, the Insurer had admitted assets of $3.4 billion (audited), total liabilities of $2.3 billion (audited), and total capital and surplus of $1.1 billion (audited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. Copies of the Insurer's year end financial statements prepared in accordance with statutory accounting practices are available from the Insurer. The address of the Insurer is 113 King Street, Armonk, New York 10504.

    Each insurance company comprising the Association will be severally and not jointly obligated under the Association policy in the following respective percentages: The AEtna Casualty and Surety Company, 33%; Fireman's Fund Insurance Company, 30%; The Travelers Indemnity Company, 15%; AEtna Insurance Company (now known as CIGNA Property and Casualty Company), 12%; and The Continental Insurance Company, 10%. As a several obligor, each such insurance company will be obligated only to the extent of its percentage of any claim under the Association policy and will not be obligated to pay any unpaid obligation of any other member of the

Association. Each insurance company's participation is backed by all of its assets. However, each insurance company is a multiline insurer involved in several lines of insurance other than municipal bond insurance, and the assets of each insurance company also secure all of its other insurance policy and surety bond obligations.

    The following table sets forth certain unaudited financial information with respect to the five insurance companies comprising the Association. The statistics, which have been furnished by the Association, are as reported by the insurance companies to the New York State Insurance Department and are determined in accordance with statutory accounting principles. No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the date thereof. In addition, these numbers are subject to revision by the New York State Insurance Department which, if revised, could either increase or decrease the amounts.

                      MUNICIPAL BOND INSURANCE ASSOCIATION
      FIVE MEMBER COMPANIES ASSETS AND POLICYHOLDERS' SURPLUS (UNAUDITED)
                           AS OF SEPTEMBER 30, 1994.
                                (000'S OMITTED)

                                                                                   NEW YORK         NEW YORK         NEW YORK
                                                                                   STATUTORY        STATUTORY     POLICYHOLDERS
                                                                                    ASSETS         LIABILITIES       SURPLUS
                                                                                ---------------  ---------------  --------------
The AEtna Casualty & Surety Company...........................................  $    10,030,200  $     8,275,300   $  1,754,900
Fireman's Fund Insurance Company..............................................        6,815,775        4,904,534      1,911,241
The Travelers Indemnity Company...............................................       10,295,359        8,515,392      1,779,967
CIGNA Property and Casualty Company (formerly AEtna Insurance Company)........        5,112,251        4,842,235        270,016
The Continental Insurance Company.............................................        2,794,536        2,449,805        344,731
                                                                                ---------------  ---------------  --------------
        Total.................................................................  $    35,048,121  $    28,987,266   $  6,060,855
                                                                                ---------------  ---------------  --------------
                                                                                ---------------  ---------------  --------------

   Standard & Poor's Corporation rates all new issues insured by the Association "AAA" Prime Grade.

   Moody's Investors Service rates all bond issues insured by the Association "Aaa" and short term loans "MIG 1", both designated to be of the highest quality.

   Each such rating should be evaluated independently of any other rating. No application has been made to any other rating agency in order to obtain additional ratings on the Bonds. The ratings reflect the respective rating agency's current assessment of the creditworthiness of the Association and its ability to pay claims on its policies of insurance. Any further explanation as to the significance of the above ratings may be obtained only from the applicable rating agency.

   Moody's Investors Service rates all bond issues insured by the Insurer "Aaa" and short-term loans "MIG 1," both designated to be of the highest quality.

   Standard & Poor's Ratings Group, a division of McGraw Hill ("Standard & Poor's") rates all new issues insured by the Insurer "AAA" Prime Grade."

   The Moody's Investors Service rating of the Insurer should be evaluated independently of the Standard & Poor's Corporation rating of the Insurer. No application has been made to any other rating agency in order to obtain additional ratings on the Bonds. The ratings reflect the respective rating agency's current assessment of the creditworthiness of the Insurer and its ability to pay claims on its policies of insurance (See "Description of Ratings.") Any further explanation as to the significance of the above ratings may be obtained only from the applicable rating agency.

   The above ratings are not recommendations to buy, sell or hold the Bonds, and such ratings may be subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of either or both ratings may have an adverse effect on the market price of the Bonds.

   Because the insurance on the Bonds will be effective so long as the Bonds are outstanding, such insurance will be taken into account in determining the market value of the Bonds and therefore some value attributable to such insurance will be included in the value of the Units of the Insured Trusts. The insurance does not, however, guarantee the market value of the Bonds or of the Units.

TRADITIONAL TRUSTS--Insurance guaranteeing the timely payment, when due, of all principal and interest on certain Bonds in a Traditional Trust may have been obtained by the Sponsor, issuer or underwriter of the particular Bonds involved or by another party. Such insurance, which provides coverage substantially the same as that obtained with respect to Bonds in Insured Trusts as described above, is effective so long as the insured Bond is outstanding and the insurer remains in business. Insurance relates only to the particular Bond and not to the Units offered hereby or to their market value. Insured Bonds have received a rating of "Aaa" by Moody's Investors Service, Inc. and/or "AAA" by Standard & Poor's Corporation in recognition of such insurance.

    If a Bond in a Traditional Trust is insured, the Schedule of Investments in Part A of this Prospectus will identify the insurer. Such insurance will be provided by Financial Guaranty Insurance Company ("FGIC"), AMBAC Indemnity Corporation ("AMBAC"), Bond Investors Guaranty Insurance Company, now known as MBIA Corp. of Illinois ("BIG"), Capital Guaranty Insurance Company ("CGIC"), Financial Security Assurance, Inc. ("FSA"), Municipal Bond Insurance Association (the "Association"), MBIA Insurance Corporation ("MBIA") or Connie Lee Insurance Company ("ConnieLee"). The Sponsor to date has purchased and presently intends to purchase insurance for Bonds in Traditional Trusts exclusively from MBIA (see the preceding disclosure regarding MBIA). There can be no assurance that any insurer listed therein will be able to satisfy its commitments in the event claims are made in the future. However, Standard & Poor's Corporation has rated the claims-paying ability of each insurer "AAA," and Moody's Investors Service has rated all bonds insured by each such insurer, except ConnieLee, "Aaa." Moody's Investor's Service gives no ratings for bonds insured by ConnieLee.

    Because any such insurance will be effective so long as the insured Bonds are outstanding, such insurance will be taken into account in determining the market value of such Bonds and therefore some value attributable to such insurance will be included in the value of the Units of the Trust that includes such Bonds. The insurance does not, however, guarantee the market value of the Bonds or of the Units.

ACCUMULATION PLAN

The Sponsor, John Nuveen & Co. Incorporated, is also the principal underwriter of the Nuveen Municipal Bond Fund, Inc. (the "Bond Fund"), Nuveen Tax-Free Reserves, Inc. ("Tax-Free Reserves"), Nuveen California Tax-Free Fund, Inc. (the "California Fund"), Nuveen Tax-Free Bond Fund, Inc. ("Tax-Free Bond Fund"), Nuveen Insured Tax-Free Bond Fund, Inc. (the "Insured Bond Fund") and Nuveen Tax-Free Money Market Fund, Inc. (the "Money Market Fund") and the Nuveen Multistate Tax-Free Trust (the "Multistate Trust"). Each of these funds (together, the "Accumulation Funds") is an open-end, diversified management investment company into which Unitholders may choose to reinvest Trust distributions automatically, without any sales charge. (Reinvestment in the California Fund is available only to Unitholders who are California residents. Reinvestment in the State Portfolios of the Tax-Free Bond Fund, the Insured Bond Fund, the Money Market Fund and the Multistate Trust is available only to Unitholders who are residents of the states for which such portfolios are named.) Unitholders may reinvest both interest and principal distributions or principal distributions only. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trusts and may invest in securities which would not be eligible for deposit in the Trusts. The investment adviser to each Accumulation Fund is Nuveen Advisory Corp., a wholly-owned subsidiary of the Sponsor. The following is a general description of the investment objectives and policies of each Accumulation Fund. For a more detailed description, Unitholders should read the prospectus of the Accumulation Fund in which they are interested.

THE BOND FUND

    The Bond Fund has the objective of providing, through investment in a professionally managed portfolio of long-term municipal bonds, as high a level of current interest income exempt from Federal income tax as is consistent with preservation of capital. The Bond Fund may include in its portfolio tax-exempt bonds rated Baa or BBB or better by Moody's or Standard & Poor's, unrated bonds which, in the opinion of the investment adviser, have credit characteristics equivalent to bonds rated Baa or BBB or better, and certain temporary investments, including securities the interest income from which may be subject to Federal income tax.

TAX-FREE RESERVES

    Tax-Free Reserves is a "money market" fund that includes in its portfolio only obligations maturing within one year from the date of acquisition, maintains an average maturity of all investments of 120 days or less, values its portfolio at amortized cost and seeks to maintain a net asset value of $1.00 per share. It provides checkwriting and expedited wire redemption privileges for its shareholders. Tax-Free Reserves has the objective of providing, through investment in a professionally managed portfolio of high quality short-term municipal obligations, as high a level of current interest income exempt from Federal income tax as is consistent with preservation of capital and the maintenance of liquidity. Tax- Free Reserves may include in its portfolio municipal obligations rated Aaa, Aa, MIG-1, VMIG-1 or Prime-1 by Moody's or AAA, AA, SP-1 or A-1 by Standard & Poor's, unrated municipal obligations that, in the opinion of the investment adviser, have credit characteristics equivalent to obligations rated as above, tax-exempt obligations backed by the U.S. Government, and temporary investments that may be subject to Federal income tax.

THE CALIFORNIA FUND

    The California Fund has the objective of providing, through investment in professionally managed portfolios of California municipal obligations, as high a level of current interest income exempt from both Federal and California income taxes as is consistent with the investment policies of each of the portfolios of the California Fund and with preservation of capital. Each portfolio of the California Fund may include temporary investments that may be subject to tax. California Unitholders may reinvest in one of three portfolios of the California
Fund: The Nuveen California Tax-Free Value Fund, the Nuveen California Insured Tax-Free Value Fund and the Nuveen California Tax-Free Money Market Fund.

    The Nuveen California Tax-Free Value Fund invests primarily in long-term investment grade California tax-exempt bonds (I.E., bonds rated in the four highest categories by Moody's or Standard & Poor's or, if unrated, that have equivalent credit characteristics). The Nuveen California Insured Tax-Free Value Fund invests primarily in the same type of investments as the Special Bond Portfolio, each of which is covered by insurance guaranteeing the timely payment of principal and interest or is backed by a deposit of U.S. Government securities.

    The Nuveen California Tax-Free Money Market Fund invests primarily in high-quality short term California tax- exempt money market instruments (I.E., obligations rated in the two highest categories by Moody's or Standard & Poor's or, if unrated, that have equivalent credit characteristics). This portfolio will include only obligations maturing within one year from the date of acquisition, will maintain an average maturity of all investments of 120 days or less, will value its portfolio at amortized cost and will seek to maintain a net asset value of $1.00 per share. The Nuveen California Tax-Free Money Market Fund provides for an expedited wire redemption privilege.

THE TAX-FREE BOND FUND

    The Tax-Free Bond Fund consists of the Nuveen Massachusetts Tax-Free Value Fund, the Nuveen New York Tax-Free Value Fund, the Nuveen Ohio Tax-Free Value Fund, and the Nuveen New Jersey Tax-Free Value Fund, which are each available for reinvestment to Unitholders who are residents of the state for which such portfolio is named. The Tax-Free Bond Fund has the objective of providing, through investment in a professionally managed portfolio of municipal bonds, as high a level of current interest income exempt both from Federal income tax and from the income tax imposed by each portfolio's designated state as is consistent with preservation of capital. The Tax-Free Bond Fund may include in each of its portfolios tax-exempt bonds rated Baa or BBB or better; unrated bonds which, in the opinion of the investment adviser, have credit characteristics equivalent to bonds rated Baa or BBB or better; and certain temporary investments, including securities the interest income from which may be subject to Federal and state income tax.

THE INSURED BOND FUND

    The Insured Bond Fund consists of the Nuveen Insured Municipal Bond Fund, the Nuveen Massachusetts Insured Tax-Free Value Fund and the Nuveen New York Insured Tax-Free Value Fund, which are each available for reinvestment to Unitholders. (The Massachusetts and New York Portfolios are available only to those Unitholders who are residents of the state for which the portfolio is named.) The Insured Bond Fund has the objective of providing, through investment in professionally managed portfolios of municipal bonds, as high a level of current interest income exempt from both Federal income tax and, in the case of designated state portfolios, from the income tax imposed by each portfolio's designated state, as is consistent with preservation of capital. The Insured Bond Fund may include in each of its portfolios the same type of investments as the Tax-Free Bond Fund, each of which is covered by insurance guaranteeing the timely payment of principal and interest or is backed by a deposit of U.S. Government securities.

THE MONEY MARKET FUND

    The Money Market Fund consists of the Nuveen Massachusetts Tax-Free Money Market Fund and the Nuveen New York Tax-Free Money Market Fund, which are each available for reinvestment to Unitholders who are residents of the state for which such portfolio is named. The Money Market Fund includes in its portfolios only obligations maturing within one year from the date of acquisition, maintains an average maturity of 120 days or less, values its portfolios at amortized cost and seeks to maintain a net asset value of $1.00 per share. The Money Market Fund has the objective of providing, through investment in professionally managed portfolios of high quality short-term municipal obligations, as high a level of current interest income exempt both from Federal income tax and from the income tax imposed by each portfolio's designated state as is consistent with stability of principal and the maintenance of liquidity. The Money Market Fund may include in each of its portfolios municipal obligations rated Aaa, Aa, MIG-1, MIG- 2, VMIG-1, VMIG-2, Prime 1 or Prime 2 by Moody's or AAA, AA, SP-1, SP-2, A-1 or A-2 by Standard & Poor's; unrated municipal obligations that, in the opinion of the investment adviser, have credit characteristics equivalent to obligations rated as above; and temporary investments that may be subject to Federal and state income tax.

THE MULTISTATE TRUST

    The Multistate Trust consists of the Nuveen Arizona Tax-Free Value Fund, the Nuveen Florida Tax-Free Value Fund, the Nuveen Maryland Tax-Free Value Fund, the Nuveen Michigan Tax-Free Value Fund, the Nuveen New Jersey Tax-Free Value Fund, the Nuveen Pennsylvania Tax-Free Value Fund and the Nuveen Virginia Tax Free Value Fund, which are each available for reinvestment to Unitholders who are residents of the state for which such portfolio is named. The Multistate Trust has the objective of providing, through investment in a professionally managed portfolio of municipal bonds, as high a level of current interest income exempt from both regular Federal income tax and the applicable state personal income tax as is consistent with preservation of capital. The Multistate Trust may include in each of its portfolios tax-exempt bonds rated "Baa" or "BBB" or better, unrated bonds which, in the opinion of the investment advisor, have credit characteristics equivalent to bonds rated "baa" or "BBB" or better, limited to no more than 20% of the Multistate Trust's assets, and certain temporary investments that may be subject to Federal and state income tax.

    Each person who purchases Units of a Trust may become a participant in the Accumulation Plan and elect to have his or her distributions on Units of the Trust invested directly in shares of one of the Accumulation Funds. Reinvesting Unitholders may select any interest distribution plan. Thereafter, each distribution of interest income or principal on the participant's Units (principal only in the case of a Unitholder who has chosen to reinvest only principal distributions) will, on the applicable distribution date, or the next day on which the New York Stock Exchange is normally open ("business day") if the distribution date is not a business day, automatically be received by Shareholder Services, Inc., transfer agent for each of the Accumulation Funds, on behalf of such participant and applied on that date to purchase shares (or fractions thereof) of the Accumulation Fund chosen at net asset value as computed as of 4:00 p.m. eastern time on each such date. All distributions will be reinvested in the Accumulation Fund chosen and no part thereof will be retained in a separate account. These purchases will be made without a sales charge.

INFORMATION ABOUT THE SPONSOR

John Nuveen & Co. Incorporated, the Sponsor and Underwriter, was founded in 1898 and is the oldest and largest investment banking firm specializing in the underwriting and distribution of tax-exempt securities and maintains the largest research department in the investment banking community devoted exclusively to the analysis of municipal securities. In 1961 the Sponsor began sponsoring the Nuveen Tax-Exempt Unit Trust and, since this time, it has issued more than $30 billion in tax-exempt unit trusts, including over $8 billion in insured trusts. The Sponsor is also principal underwriter of the Nuveen Municipal Bond Fund, Inc., the Nuveen Tax-Exempt Money Market Fund, Inc., Nuveen Tax-Free Reserves, Inc., Nuveen California Tax-Free Fund, Inc., Nuveen Tax-Free Bond Fund, Inc., Nuveen Insured Tax-Free Bond Fund, Inc. and Nuveen Tax-Free Money Market Fund, Inc., all registered open-end management investment companies, and acted as co-managing underwriter of Nuveen Municipal Value Fund, Inc., Nuveen California Municipal Value Fund, Inc., Nuveen New York Municipal Value Fund, Inc., Nuveen Municipal Income Fund, Inc., Nuveen California Municipal Income Fund, Inc., Nuveen New York Municipal Income Fund, Inc., Nuveen Premium Income Municipal Fund, Inc., Nuveen Performance Plus Municipal Fund, Inc., Nuveen California Performance Plus Municipal Fund, Inc., Nuveen New York Performance Plus Municipal Fund, Inc., Nuveen Municipal Advantage Fund, Inc., Nuveen Municipal Market Opportunity Fund, Inc., Nuveen California Municipal Market Opportunity Fund, Inc., Nuveen New York Municipal Market Opportunity Fund, Inc., Nuveen Investment Quality Municipal Fund, Inc., Nuveen California Investment Quality Municipal Fund, Inc., Nuveen New York Investment Quality Municipal Fund, Inc., Nuveen Insured Quality Municipal Fund, Inc., Nuveen Florida Investment Quality Municipal Fund, Nuveen Pennsylvania Investment Quality Municipal Fund, Nuveen New Jersey Investment Quality Municipal Fund, Inc., and the Nuveen Select Quality Municipal Fund, Inc., Nuveen California Quality Municipal Fund, Inc., Nuveen New York Select Quality Municipal Fund, Inc., Nuveen Quality Income Municipal Fund, Inc., Nuveen Insured Municipal Opportunity Fund, Inc., Nuveen Florida Quality Income Municipal Fund, Nuveen Michigan Quality Income Municipal Fund, Inc., Nuveen New Jersey Quality Income Municipal Fund, Inc., Nuveen Ohio Quality Income Municipal Fund, Inc., Nuveen Pennsylvania Quality Income Municipal Fund, Nuveen Texas Quality Income Municipal Fund, Nuveen California Quality Income Municipal Fund, Inc., Nuveen New York Quality Income Municipal Fund, Inc., Nuveen Premier Insured Municipal Income Fund, Inc., Nuveen Select Tax Free Income Portfolio, Nuveen Select Tax Free Income Portfolio 2, Nuveen Insured California Select Tax-Free Income Portfolio, Nuveen Insured New York Select Tax-Free Income Portfolio, Nuveen Premium Income Municipal Fund 2, Inc., Nuveen Select Tax Free Income Portfolio 3, Nuveen Select Maturities Municipal Fund, Nuveen Insured California Premium Income Municipal Fund, Inc., Nuveen Arizona Premium Income Municipal Fund, Inc., Nuveen Insured Premium Income Municipal Fund, Inc., Nuveen Insured Florida Premium Income

Municipal Fund, Nuveen Michigan Premium Income Municipal Fund, Inc., Nuveen New Jersey Premium Income Municipal Fund, Inc., Nuveen Insured New York Premium Income Municipal Fund, Inc., Nuveen Ohio Premium Income Municipal Fund, Inc., Nuveen Pennsylvania Premium Income Municipal Fund, Nuveen Texas Premium Income Municipal Fund, Nuveen Premium Income Municipal Fund 4, Inc., Nuveen
Pennsylvania Premium Income Municipal Fund 2, Nuveen Insured Florida Premium Income Municipal Fund 2, Nuveen Maryland Premium Income Municipal Fund, Nuveen Virginia Premium Income Municipal Fund, Nuveen Massachusetts Premium Income Municipal Fund, Nuveen Insured California Premium Income Municipal Fund 2, Inc., Nuveen Insured New York Premium Income Municipal Fund 2, Nuveen New Jersey Premium Income Municipal Fund 2, Nuveen Washington Premium Income Municipal Fund, Nuveen Michigan Premium Income Municipal Fund 2, Nuveen Georgia Premium Income Municipal Fund, Nuveen Missouri Premium Income Municipal Fund, Nuveen Connecticut Premium Income Municipal Fund, Nuveen North Carolina Premium Income Municipal Fund, Nuveen New Jersey Premium Income Municipal Fund 3, Nuveen Florida Premium Income Municipal Fund, Nuveen New York Premium Income Municipal Fund, Nuveen California Premium Income Municipal Fund, Nuveen Pennsylvania Premium Income Municipal Fund 3, Nuveen Maryland Income Municipal Fund 2, Nuveen Virginia Premium Income Municipal Fund 2, Nuveen Ohio Premium Income Municipal Fund 2, Nuveen Insured Premium Income Municipal Fund 2, Nuveen California Premium Income Municipal Fund 2, all registered closed-end management investment companies. These registered open-end and closed-end investment companies currently have approximately $32.8 billion in tax-exempt securities under management. Nationwide, more than 1,000,000 individual investors have purchased Nuveen's tax exempt trusts and funds. The present corporation was organized in 1967 as a wholly-owned subsidiary of Nuveen Corporation, successor to the original John Nuveen & Co. founded in 1898 as a sole proprietorship and incorporated in 1953. In 1974, John Nuveen & Co. Incorporated became a wholly-owned subsidiary of The St. Paul Companies, Inc., a financial services management company located in St. Paul, Minnesota. On May 19, 1992, common shares comprising a minority interest in The John Nuveen Company ("JNC"), a newly organized corporation which holds all of the shares of Nuveen, were sold to the general public in an initial public offering. St. Paul retains a controlling interest in JNC with over 70% of JNC's shares. The Sponsor is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal offices located in Chicago (333 W. Wacker Drive) and New York (Swiss Bank Tower, 10 East 50th Street). It maintains 14 regional offices.

    To help advisers and investors better understand and more efficiently use an investment in the Trust to reach their investment goals, the Trust's sponsor, John Nuveen & Co. Incorporated, may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Trust, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Trust's sponsor may produce software or additional sales literature to promote the advantages of using the Trust to meet these and other specific investor needs.

DESCRIPTION OF RATINGS*

    STANDARD & POOR'S CORPORATION. A description of the applicable Standard & Poor's Corporation rating symbols and their meanings follows:

    A Standard & Poor's rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment may take into consideration obligors such as guarantors, insurers or lessees.

    The rating is not a recommendation to purchase, sell or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor.

    The ratings are based on current information furnished by the issuer or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information, or for other circumstances.

    The ratings are based, in varying degrees, on the following considerations:

     I. Likelihood of default--capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

     II.  Nature of and provisions of the obligation;

----------
*As published by the rating companies.

    III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

    AAA--This is the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong.

    AA--Bonds rated AA have a very strong capacity to pay interest and repay principal, and differ from the highest rated issues only in small degree.

    A--Bonds rated A have a strong capacity to pay interest and repay principal, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories.

    BBB--Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in the higher rated categories.

    PLUS (+) OR MINUS (-): The ratings from "AA" to "BB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

    PROVISIONAL RATINGS: The letter "p" indicates that the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

    NOTE RATINGS: A Standard & Poor's note rating reflects the liquidity concerns and market access risks unique to notes. Notes due in 3 years or less will likely receive a note rating. Notes maturing beyond 3 years will most likely receive a long-term debt rating.

    Note rating symbols are as follows:

        SP-1  Very  strong  or strong  capacity to  pay principal  and interest.
              Those   issues   determined   to   possess   overwhelming   safety
              characteristics will be given a plus (+) designation.

        SP-2  Satisfactory capacity to pay principal and interest.

RATINGS OF INSURED TRUST UNITS

    A Standard & Poor's rating on the units of an insured investment trust (hereinafter referred to collectively as "units" and "trusts") is a current assessment of creditworthiness with respect to the investment held by such trust. This assessment takes into consideration the financial capacity of the issuers and of any guarantors, insurers, lessees or mortgagors with respect to such investments. The assessment, however, does not take into account the extent to which trust expenses or portfolio asset sales for less than the trust purchase price will reduce payment to the unitholder of the interest and principal required to be paid on the portfolio assets. In addition, the rating is not a recommendation to purchase, sell or hold units, inasmuch as the rating does not comment as to market price of the units or suitability for a particular investor.

    Units rated "AAA" are composed exclusively of assets that are rated "AAA" by Standard & Poor's and/or certain short-term investments. Standard & Poor's defines its AAA rating for such assets as the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is very strong. However, unit ratings may be subject to revision or withdrawal at any time by Standard & Poor's and each rating should be evaluated independently of any other rating.

    MOODY'S  INVESTORS  SERVICE, INC.   A  brief  description of  the applicable
Moody's Investors Service, Inc. rating symbols and their meanings follows:

    Aaa--Bonds which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. Their safety is so absolute that, with the occasional exception of oversupply in a few specific instances, characteristically, their market value is affected solely by money market fluctuations.

    Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities. Their market value is virtually immune to all but money market influences, with the occasional exception of oversupply in a few specific instances.

    A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. The market value of A-rated bonds may be influenced to some degree by economic performance during a sustained period of depressed business conditions, but, during periods of normalcy, A-rated bonds frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.

    Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

    Baa--Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well. The market value of Baa-rated bonds is more sensitive to changes in economic circumstances, and aside from occasional speculative factors applying to some bonds of this class, Baa market valuations move in parallel with Aaa, Aa and A obligations during periods of economic normalcy, except in instances of oversupply.

    Con. (--)--Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operation experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

    NOTE RATINGS:

    MIG 1-- This designation denotes best quality. There is present strong protection by established cash flows, superior liquidity support or demonstrated broad-based access to the market for refinancing.

    MIG 2-- This designation denotes high quality. Margins of protection are ample although not so large as in the preceding group.

                                   APPENDIX A
                              VIRGINIA DISCLOSURE

ECONOMIC FACTORS--VIRGINIA

    The Trust is susceptible to political, economic or regulatory factors affecting issuers of Virginia Bonds. Without intending to be complete, the following briefly summarizes some of these matters, as well as some of the complex factors affecting the financial situation in the Commonwealth of Virginia (the "Commonwealth" or "Virginia"). This information is derived from sources that are generally available to investors and is based in part on information obtained from various agencies in Virginia. No independent verification has been made of the accuracy or completeness of the following information.

    There can be no assurance that current or future statewide or regional economic difficulties, and the resulting impact on State or local governmental finances generally will not adversely affect the market value of Virginia Bonds held in the portfolio of the Trust or the ability of particular obligors to make timely payments of debt service on (or relating to) those obligations.

    The Commonwealth's financial condition is supported by a broad-based economy, including manufacturing, tourism, agriculture, ports, mining and fisheries. Manufacturing continues to be a major source of employment, ranking behind only services, wholesale and retail trade, and government (federal, state and local). The federal government is a major employer in Virginia due to the heavy concentration of federal employees in the metropolitan Washington, D.C., segment of Northern Virginia and the military employment in the Hampton Roads area, which houses the nation's largest concentration of military installations, although civilian defense employment has been affected by the retrenchment of the military sector and is likely to decrease further.

    Although the Commonwealth enjoyed an economic boom in the mid-1980's, the Commonwealth's economy began to slow toward the end of the decade, and went into a recession with the rest of the nation after July, 1990. Gradual recovery has continued since the recession's end in March, 1991, with the Virginia economy providing reason for restrained optimism in fiscal year 1994. Employment figures furnished more encouragement than did income data. The state unemployment rates continued to be a bright spot, dropping to 4.9 percent for fiscal year 1994, compared to 6.4 percent nationally. However, the possibility of more defense cutbacks and additional plant downsizings provided two cautionary notes. Real taxable sales have nearly reached the pre-recession level of fiscal year 1990.

    The impact of national trends on the Commonwealth is clearly seen in personal income figures. While year-to-year percentage changes in the Commonwealth personal income generally parallel those at the national level, the Commonwealth figures were higher during the first half of the 1980's. The differential has narrowed since 1988. In the first quarter of 1994, the most recent available, Virginia's growth rate was 6.1 percent compared to 3.9 percent for the nation. While Virginia's real per capita personal income surpassed the national figure in 1982 and has continued to exceed it, the relative differential has been narrowing since 1989 and is now the smallest since 1985. Virginia's 1989 maximum was 106 percent of national per capita income while the 1993 figure was 104 percent. In comparison with the South Atlantic region, Virginia's real per capita income has declined from a peak of 108 percent in 1989 to 106 percent in 1993.

    Virginia's nonagricultural employment figure has also mirrored the national economy. For fiscal year 1994 Virginia's nonagricultural employment rose 2.9 percent, comparable to the pre-recession rate. Total nonagricultural employment for Virginia in June 1994 was a record high. During the period 1983-1990, the Commonwealth substantially outpaced the nation in growth of nonagricultural employment, with 4.1 percent average annual growth compared to 2.8 percent nationally; however, the trend lines for both have been nearly parallel since 1990. For the period 1985-1990, the Commonwealth went ahead of the South Atlantic region, but was hit harder by the recession in 1990 and the defense adjustment. Since then, the region has outperformed the Commonwealth.

    With respect to unemployment, Virginia's unemployment rate has consistently been below that of the nation. For the decade of 1980 to 1990, the differential has been two percentage points, although it decreased to below one percentage point in 1991 and 1992. For the first six months of FY 1994, the Commonwealth's unemployment rate was 4.9 percent, compared to the national rate of 6.4 percent.

    Employment trends in Virginia are varied from sector to sector and from region to region. Most sectors showed dramatic improvement compared to the anemic performance in fiscal year 1993. Employment grew in seven of ten categories. This past fiscal year's growth was led by a 5.4 percent employment jump in the construction sector and 5.3 percent in services. Federal civilian employment slipped 3 percent, the result of continued defense cutbacks and an effort to downsize. Once again, the greatest percent loss was in mining, which suffered a 7.7 percent drop, a

40 percent greater loss than the previous year. The service sector continued to grow and mining and manufacturing are now at lower levels than in 1980. Employment trends also varied among regions. All of the Commonwealth's metropolitan statistical areas showed increased employment from fiscal year 1993 to fiscal year 1994, ranging from 1.1 percent to 4.3 percent, with most employment increases being experienced in metropolitan areas.

    Highest rates of unemployment were found in southwest Virginia where mining jobs have been lost and the lowest unemployment rates were seen in Northern Virginia where much federally-related employment is concentrated. As would be expected, there was great overlap between areas of lowest unemployment and those of highest per capita income.

    Virginia appears to have fully participated in the national economic recovery, which has been slow by historic standards. The state has not yet returned to pre-recession growth rates for several measures, particularly real per capita personal income. The next round of defense cutbacks and the uncertain duration of the economic recovery are continuing sources of concern. A growing diversification of the state's export base is encouraging for the long-term but will not insulate the state from vulnerability to increased competition against its major products and to economic conditions abroad.

    The Commonwealth of Virginia has historically operated on a fiscally conservative basis and is required by its Constitution to have a balanced biennial budget. At the end of the June 30, 1994, fiscal year, the General Fund of the Commonwealth had an ending fund balance, computed on a budgetary cash basis, of $518.7 million, of which $81 million was in required reserves.
Approximately four hundred thirty million of the general fund balance was designated for expenditure during the next fiscal year, leaving an undesignated, unreserved fund balance of $7.6 million, the third consecutive such undesignated fund balance. Computed on a modified accrual basis in accordance with generally accepted accounting principles, the General Fund balance at the end of the fiscal year ended June 30, 1994, was $185.3 million, compared with a General Fund balance of minus $78.8 million at the end of the fiscal year ended June 30, 1993. This is the second year since 1989 that the General Fund, measured on a modified accrual basis, has shown a positive fund balance.

    As of June 30, 1994, total debt of the Commonwealth aggregated $8.4 billion. Of that amount, $2.5 billion was tax-supported. Outstanding general obligation bonded debt backed by the full faith and credit of the Commonwealth was $792 million at June 30, 1994. Of that amount, $500 million was also secured by revenue producing capital projects.

    The Virginia Constitution contains limits on the amount of general obligation bonds which the Commonwealth can issue. These limits are substantially in excess of current levels of outstanding bonds, and at June 30, 1994, would permit an additional total of approximately $5.6 billion of bonds secured by revenue-producing projects and approximately $5.8 billion of unsecured general obligation bonds for capital projects, with not more than approximately $921 billion of the latter to be issued in any four-year period. Bonds which are not secured by revenue-producing projects must be approved in a State-wide election.

    The Commonwealth of Virginia maintains a "triple A" bond rating from Standard & Poor's Corporation, Moody's Investors Service and Fitch Investors Service on its general obligation indebtedness, reflecting in part its sound fiscal management, diversified economic base and low debt ratios. There can be no assurances that these conditions will continue. Nor are these same conditions necessarily applicable to securities which are not general obligations of the Commonwealth. Securities issued by specific municipalities, governmental authorities or similar issuers may be subject to economic risks or uncertainties peculiar to the issuers of such securities or the sources from which they are to be paid.

VIRGINIA TAXABLE ESTIMATED CURRENT RETURN TABLE

    The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and state taxes, using published 1994 marginal Federal tax rates and marginal state tax rates currently available and scheduled to be in effect. The tables incorporate increased tax rates for higher-income taxpayers that were included in the Revenue Reconciliation Act of 1993. For cases in which more than one state bracket falls within a Federal bracket, the highest state bracket is combined with the Federal bracket. The combined state and Federal tax brackets shown reflect the fact that state tax payments are currently deductible for Federal tax purposes. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.

 COMBINED MARGINAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS
--------------------------------------------------------------------------------

                  FEDERAL
    FEDERAL      ADJUSTED      COMBINED
    TAXABLE        GROSS       STATE AND                   TAX-EXEMPT ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.75%   5.00%   5.25%   5.50%   5.75%   6.00%   6.25%   6.50%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $     0- 38.0 $     0-111.8      20.0   %     5.94    6.25    6.56    6.88    7.19    7.50    7.81    8.13
    38.0- 91.9       0-111.8      32.0         6.99    7.35    7.72    8.09    8.46    8.82    9.19    9.56
                 111.8-167.7      33.0         7.09    7.46    7.84    8.21    8.58    8.96    9.33    9.70
    91.9-140.0       0-111.8      35.0         7.31    7.69    8.08    8.46    8.85    9.23    9.62   10.00
                 111.8-167.7      36.0         7.42    7.81    8.20    8.59    8.98    9.38    9.77   10.16
                 167.7-290.2      38.0         7.66    8.06    8.47    8.87    9.27    9.68   10.08   10.48
   140.0-250.0   111.8-167.7      40.5         7.98    8.40    8.82    9.24    9.66   10.08   10.50   10.92
                 167.7-290.2      43.5         8.41    8.85    9.29    9.73   10.18   10.62   11.06   11.50
                  Over 290.2      40.5   2     7.98    8.40    8.82    9.24    9.66   10.08   10.50   10.92
    Over 250.0   167.7-290.2      47.0         8.96    9.43    9.91   10.38   10.85   11.32   11.79   12.26
                  Over 290.2      44.0   3     8.48    8.93    9.38    9.82   10.27   10.71   11.16   11.61

  COMBINED MARGINAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------

                  FEDERAL
    FEDERAL      ADJUSTED      COMBINED
    TAXABLE        GROSS       STATE AND                   TAX-EXEMPT ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.75%   5.00%   5.25%   5.50%   5.75%   6.00%   6.25%   6.50%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $     0- 22.8 $     0-111.8      20.0         5.94    6.25    6.56    6.88    7.19    7.50    7.81    8.13
    22.8- 55.1       0-111.8      32.0         6.99    7.35    7.72    8.09    8.46    8.82    9.19    9.56
    55.1-115.0       0-111.8      35.0         7.31    7.69    8.08    8.46    8.85    9.23    9.62   10.00
                 111.8-234.3      36.5         7.48    7.87    8.27    8.66    9.06    9.45    9.84   10.24
   115.0-250.0   111.8-234.3      41.5         8.12    8.55    8.97    9.40    9.83   10.26   10.68   11.11
                  Over 234.3      40.5   2     7.98    8.40    8.82    9.24    9.66   10.08   10.50   10.92
    Over 250.0    Over 234.3      44.0   3     8.48    8.93    9.38    9.82   10.27   10.71   11.16   11.61

------------------

      1 The table reflects the effect of the limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the current maximum marginal Federal tax rate to approximately 44.0 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 41.0 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions.

      2 Federal tax rate reverts to 36.0% after the 80% cap on the limitation on itemized deductions has been met.

      3 Federal tax rate reverts to 39.6% after the 80% cap on the limitation on itemized deductions has been met.

                                   APPENDIX B
                              NATIONAL DISCLOSURE

NATIONALLY DIVERSIFIED TRUST TAXABLE ESTIMATED CURRENT RETURN TABLE (NATIONAL INSURED TRUST)

    The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under published 1994 marginal Federal tax rates. The tables incorporate increased tax rates for higher-income tax payers that were included in the Revenue Reconciliation Act of 1993. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross income and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.

  MARGINAL FEDERAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS
--------------------------------------------------------------------------------

                  FEDERAL
    FEDERAL      ADJUSTED
    TAXABLE        GROSS                                   TAX-EXEMPT ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.75%   5.00%   5.25%   5.50%   5.75%   6.00%   6.25%   6.50%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $     0- 38.0 $     0-111.8      15.0   %     5.59    5.88    6.18    6.47    6.76    7.06    7.35    7.65
    38.0- 91.9       0-111.8      28.0         6.60    6.94    7.29    7.64    7.99    8.33    8.68    9.03
                 111.8-167.7      29.0         6.69    7.04    7.39    7.75    8.10    8.45    8.80    9.15
    91.9-140.0       0-111.8      31.0         6.88    7.25    7.61    7.97    8.33    8.70    9.06    9.42
                 111.8-167.7      32.0         6.99    7.35    7.72    8.09    8.46    8.82    9.19    9.56
                 167.7-290.2      34.5         7.25    7.63    8.02    8.40    8.78    9.16    9.54    9.92
   140.0-250.0   111.8-167.7      37.0         7.54    7.94    8.33    8.73    9.13    9.52    9.92   10.32
                 167.7-290.2      40.0         7.92    8.33    8.75    9.17    9.58   10.00   10.42   10.83
                  Over 290.2      37.0   2     7.54    7.94    8.33    8.73    9.13    9.52    9.92   10.32
    Over 250.0   167.7-290.2      44.0         8.48    8.93    9.38    9.82   10.27   10.71   11.16   11.61
                  Over 290.2      41.0   3     8.05    8.47    8.90    9.32    9.75   10.17   10.59   11.02

  MARGINAL FEDERAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------

                  FEDERAL
    FEDERAL      ADJUSTED
    TAXABLE        GROSS                                   TAX-EXEMPT ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.75%   5.00%   5.25%   5.50%   5.75%   6.00%   6.25%   6.50%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $     0- 22.8 $     0-111.8      15.0   %     5.59    5.88    6.18    6.47    6.76    7.06    7.35    7.65
    22.8- 55.1       0-111.8      28.0         6.60    6.94    7.29    7.64    7.99    8.33    8.68    9.03
    55.1-115.0       0-111.8      31.0         6.88    7.25    7.61    7.97    8.33    8.70    9.06    9.42
                 111.8-234.3      32.5         7.04    7.41    7.78    8.15    8.52    8.89    9.26    9.63
   115.0-250.0   111.8-234.3      38.0         7.66    8.06    8.47    8.87    9.27    9.68   10.08   10.48
                  Over 234.3      37.0   2     7.54    7.94    8.33    8.73    9.13    9.52    9.92   10.32
    Over 250.0    Over 234.3      41.0   3     8.05    8.47    8.90    9.32    9.75   10.17   10.59   11.02

------------------

      1 The table reflects the effect of the limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the current maximum marginal Federal tax rate to approximately 44.0 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 41.0 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions.

      2 Federal tax rate reverts to 36.0% after the 80% cap on the limitation on itemized deductions has been met.

      3 Federal tax rate reverts to 39.6% after the 80% cap on the limitation on itemized deductions has been met.

                                   APPENDIX C
                         SHORT INTERMEDIATE DISCLOSURE

NATIONALLY DIVERSIFIED TRUST TAXABLE ESTIMATED CURRENT RETURN TABLE (SHORT INTERMEDIATE INSURED TRUST)

    The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under published 1994 marginal Federal tax rates. The tables incorporate increased tax rates for higher-income tax payers that were included in the Revenue Reconciliation Act of 1993. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross income and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.

  MARGINAL FEDERAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS
--------------------------------------------------------------------------------

                  FEDERAL
    FEDERAL      ADJUSTED
    TAXABLE        GROSS                                   TAX-EXEMPT ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      3.25%   3.50%   3.75%   4.00%   4.25%   4.50%   4.75%   5.00%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $     0- 38.0 $     0-111.8      15.0   %     3.82    4.12    4.41    4.71    5.00    5.29    5.59    5.88
    38.0- 91.9       0-111.8      28.0         4.51    4.86    5.21    5.56    5.90    6.25    6.60    6.94
                 111.8-167.7      29.0         4.58    4.93    5.28    5.63    5.99    6.34    6.69    7.04
    91.9-140.0       0-111.8      31.0         4.71    5.07    5.43    5.80    6.16    6.52    6.88    7.25
                 111.8-167.7      32.0         4.78    5.15    5.51    5.88    6.25    6.62    6.99    7.35
                 167.7-290.2      34.5         4.96    5.34    5.73    6.11    6.49    6.87    7.25    7.63
   140.0-250.0   111.8-167.7      37.0         5.16    5.56    5.95    6.35    6.75    7.14    7.54    7.94
                 167.7-290.2      40.0         5.42    5.83    6.25    6.67    7.08    7.50    7.92    8.33
                  Over 290.2      37.0   2     5.16    5.56    5.95    6.35    6.75    7.14    7.54    7.94
    Over 250.0   167.7-290.2      44.0         5.80    6.25    6.70    7.14    7.59    8.04    8.48    8.93
                  Over 290.2      41.0   3     5.51    5.93    6.36    6.78    7.20    7.63    8.05    8.47

  MARGINAL FEDERAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------

                  FEDERAL
    FEDERAL      ADJUSTED
    TAXABLE        GROSS                                   TAX-EXEMPT ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      3.25%   3.50%   3.75%   4.00%   4.25%   4.50%   4.75%   5.00%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $     0- 22.8 $     0-111.8      15.0   %     3.82    4.12    4.41    4.71    5.00    5.29    5.59    5.88
    22.8- 55.1       0-111.8      28.0         4.51    4.86    5.21    5.56    5.90    6.25    6.60    6.94
    55.1-115.0       0-111.8      31.0         4.71    5.07    5.43    5.80    6.16    6.52    6.88    7.25
                 111.8-234.3      32.5         4.81    5.19    5.56    5.93    6.30    6.67    7.04    7.41
   115.0-250.0   111.8-234.3      38.0         5.24    5.65    6.05    6.45    6.85    7.26    7.66    8.06
                  Over 234.3      37.0   2     5.16    5.56    5.95    6.35    6.75    7.14    7.54    7.94
    Over 250.0    Over 234.3      41.0   3     5.51    5.93    6.36    6.78    7.20    7.63    8.05    8.47

------------------

      1 The table reflects the effect of the limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the current maximum marginal Federal tax rate to approximately 44.0 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 41.0 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions.

      2 Federal tax rate reverts to 36.0% after the 80% cap on the limitation on itemized deductions has been met.

      3 Federal tax rate reverts to 39.6% after the 80% cap on the limitation on itemized deductions has been met.

                                   APPENDIX D
                             CALIFORNIA DISCLOSURE

ECONOMIC FACTORS--CALIFORNIA

    As described above, except to the extent the Fund invests in temporary investments, the Fund will invest substantially all of its assets in California Municipal Obligations. The Fund is therefore susceptible to political, economic or regulatory factors affecting issuers of California Municipal Obligations. These include the possible adverse effects of certain California constitutional amendments, legislative measures, voter initiatives and other matters that are described below. The following information provides only a brief summary of the complex factors affecting the financial situation in California (the "State") and is derived from sources that are generally available to investors and are believed to be accurate. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various State and local agencies in California or contained in Official Statements for various California Municipal Obligations.

    There can be no assurance that future statewide or regional economic difficulties, and the resulting impact on State or local governmental finances generally, will not adversely affect the market value of California Municipal Obligations held in the portfolio of the Fund or the ability of particular obligors to make timely payments of debt service on (or relating to) those obligations.

ECONOMIC OVERVIEW

    California's economy is the largest among the 50 states and one of the largest in the world. The State's population of almost 32 million represents 12.3% of the total United States population and grew by 27% in the 1980s. While the State's substantial population growth during the 1980s stimulated local economic growth and diversification and sustained a real estate boom between 1984 and 1990, it has increased strains on the State's limited water resources and its infrastructure. Resultant traffic congestion, school overcrowding and high housing costs have increased demands for government services and may impede future economic growth. Population growth has slowed between 1991 and 1993 even while substantial immigration has continued, due to a significant increase in outmigration by California residents. Generally, the household incomes of new residents have been substantially lower (and their education and social service utilization higher) than those of departing households, which may have a major long-term socioeconomic and fiscal impact. However, with the California economy improving, the recent net outmigration within the Continental U.S. is expected to decrease or be reversed.

    From mid-1990 to late 1993, the State's economy suffered its worst recession since the 1930s, with recovery starting later than for the nation as a whole. The State has experienced the worst job losses of any post-war recession. Prerecession job levels may not be realized until near the end of the decade. The largest job losses have been in Southern California, led by declines in the aerospace and construction industries. Weakness statewide occurred in manufacturing, construction, services and trade. Additional military base closures will have further adverse effects on the State's economy later in the decade.

    Since the start of 1994, the California economy has shown signs of steady recovery and growth. The State Department of Finance reports net job growth, particularly in construction and related manufacturing, wholesale and retail trade, transportation, recreation and services. This growth has offset the continuing but slowing job losses in the aerospace industry and restructuring of the finance and utility sectors. Unemployment in the State was down substantially in 1994 from its 10% peak in January, 1994, but still remains higher than the national average rate. Retail sales were up strongly in 1994 from year-earlier figures. Delay or slowdown in recovery will adversely affect State revenues.

CONSTITUTIONAL LIMITATIONS ON TAXES AND APPROPRIATIONS

    LIMITATION ON TAXES. Certain California municipal obligations may be obligations of issuers which rely in whole or in part, directly or indirectly, on AD VALOREM property taxes as a source of revenue. The taxing powers of California local governments and districts are limited by Article XIIIA of the California Constitution, enacted by the voters in 1978 and commonly known as "Proposition 13." Briefly, Article XIIIA limits to 1% of full cash value the rate of AD VALOREM property taxes on real property and generally restricts the reassessment of property to the rate of inflation, not to exceed 2% per year, or decline in value, or in the case of new construction or change of ownership (subject to a number of exemptions). Taxing entities may, however, raise AD VALOREM taxes above the 1% limit to pay debt service on voter-approved bonded indebtedness.

    Under Article XIIIA, the basic 1% AD VALOREM tax levy is applied against the assessed value of property as of the owner's date of acquisition (or as of March 1, 1975, if acquired earlier), subject to certain adjustments. This system has resulted in widely varying amounts of tax on similarly situated properties. Several lawsuits have been filed challenging the acquisition-based assessment system of Proposition 13 and on June 18, 1992 the U.S. Supreme Court announced a decision upholding Proposition 13.

    Article XIIIA prohibits local governments from raising revenues through AD VALOREM property taxes above the 1% limit; it also requires voters of any governmental unit to give two-thirds approval to levy any "special tax." Court decisions, however, allowed non-voter approved levy of "general taxes" which were not dedicated to a specific use. In response to these decisions, the voters of the State in 1986 adopted an initiative statute which imposed significant new limits on the ability of local entities to raise or levy general taxes, except by receiving majority local voter approval. Significant elements of this initiative, "Proposition 62," have been overturned in recent court cases. An initiative proposed to re-enact the provisions of Proposition 62 as a constitutional amendment was defeated by the voters in November 1990, but such a proposal may be renewed in the future.

    APPROPRIATIONS LIMITS. California and its local governments are subject to an annual "appropriations limit" imposed by Article XIIIB of the California Constitution, enacted by the voters in 1979 and significantly amended by Propositions 98 and 111 in 1988 and 1990, respectively. Article XIIIB prohibits the State or any covered local government from spending "appropriations subject to limitation" in excess of the appropriations limit imposed. "Appropriations subject to limitation" are authorizations to spend "proceeds of taxes," which consists of tax revenues and certain other funds, including proceeds from regulatory licenses, user charges or other fees, to the extent that such proceeds exceed the cost of providing the product or service, but "proceeds of taxes" excludes most State subventions to local governments. No limit is imposed on appropriations of funds which are not "proceeds of taxes," such as reasonable user charges or fees, and certain other non-tax funds, including bond proceeds.

    Among the expenditures not included in the Article XIIIB appropriations limit are (1) the debt service cost of bonds issued or authorized prior to January 1, 1979, or subsequently authorized by the voters, (2) appropriations arising from certain emergencies declared by the Governor, (3) appropriations for qualified capital outlay projects, (4) appropriations by the State of post-1989 increases in gasoline taxes and vehicle weight fees, and (5) appropriations made in certain cases of emergency.

    The appropriations limit for each year is adjusted annually to reflect changes in cost of living and population, and any transfers of service responsibilities between government units. The definitions for such adjustments were liberalized in 1990 to follow more closely growth in California's economy.

    "Excess" revenues are now measured over a two-year cycle. With respect to local governments, excess revenues must be returned by a revision of tax rates or fee schedules within the two subsequent fiscal years. The appropriations limit for a local government may be overridden by referendum under certain conditions for up to four years at a time. With respect to the State, 50% of any excess revenues is to be distributed to K-12 school districts and community college districts (collectively, "K-14 districts") and the other 50% is to be refunded to taxpayers. With more liberal annual adjustment factors since 1988, and depressed revenues since 1990 because of the recession, few governments, including the State, are currently operating near their spending limits, but this condition may change over time. Local governments may by voter approval exceed their spending limits for up to four years.

    Because of the complex nature of Articles XIIIA and XIIIB of the California Constitution, the ambiguities and possible inconsistencies in their terms, and the impossibility of predicting future appropriations or changes in population and cost of living, and the probability of continuing legal challenges, it is not currently possible to determine fully the impact of Article XIIIA or Article XIIIB on California Municipal Obligations or on the ability of California or local governments to pay debt service on such California Municipal Obligations. It is not presently possible to predict the outcome of any pending litigation with respect to the ultimate scope, impact or constitutionality of either
Article XIIIA or Article XIIIB, or the impact of any such determinations upon State agencies or local governments, or upon their ability to pay debt service on their obligations. Future initiatives or legislative changes in laws or the California Constitution may also affect the ability of the State or local issuers to repay their obligations.

    OBLIGATIONS OF THE STATE OF CALIFORNIA. Under the California Constitution, debt service on outstanding general obligation bonds is the second charge to the General Fund after support of the public school system and public institutions of higher education. Total outstanding general obligation bond and lease purchase debt of the State increased from $9.4 billion at June 30, 1987 to $23.5 billion at June 30, 1994. In FY1993-94, debt service on general obligation bonds and lease purchase debt was approximately 5.2% of General Fund revenues.

    RECENT FINANCIAL RESULTS. The principal sources of General Fund revenues in 1992-93 were the California personal income tax (44% of total revenues), the sales tax (38%), bank and corporation taxes (12%), and the gross premium tax on insurance (3%). California maintains a Special Fund for Economic Uncertainties (the "Economic Uncertainties Fund"), derived from General Fund revenues, as a reserve to meet cash needs of the General Fund.

    GENERAL. Throughout the 1980's, State spending increased rapidly as the State population and economy also grew rapidly, including increased spending for many assistance programs to local governments, which were constrained by Proposition 13 and other laws. The largest State program is assistance to local public school districts. In 1988, an initiative (Proposition 98) was enacted which (subject to suspension by a two-thirds vote of the Legislature and the Governor) guarantees local school districts and community college districts a minimum share of State General Fund revenues (currently about 33%).

    Since the start of 1990-91 Fiscal Year, the State has faced adverse economic, fiscal, and budget conditions. The economic recession seriously affected State tax revenues. It also caused increased expenditures for health and welfare programs. The State is also facing a structural imbalance in its budget with the largest programs supported by the General Fund (education, health, welfare and corrections) growing at rates higher than the growth rates for the principal revenue sources of the General Fund. These structured concerns will be exacerbated in coming years by the expected need to substantially increase capital and operating funds for corrections as a result of a "Three Strikes" law enacted in 1994. As a result, the State entered a period of budget imbalance, with expenditures exceeding revenues for four of the five fiscal years ending in 1991-92; revenues and expenditures were about equal in 1992-93. By June 30, 1993, the State's General Fund had an accumulated deficit, on a budget basis, of approximately $2.8 billion.

    RECENT BUDGETS. The state failed to enact its 1992-93 budget by July 1, 1992. Although the State had no legal authority to pay many of its vendors, certain obligations (such as debt service, school apportionments, welfare payments, and employee salaries) were payable because of continuing or special appropriations, or court orders. However, the State Controller did not have enough cash to pay as they came due all of these ongoing obligations, as well as valid obligations incurred in the prior fiscal year.

    Starting on July 1, 1992, the Controller was required to issue "registered warrants" in lieu of normal warrants backed by cash to pay many State obligations. Available cash was used to pay constitutionally mandated and priority obligations. Between July 1 and September 3, 1992, the Controller issued an aggregate of approximately $3.8 billion of registered warrants all of which were called for redemption by September 4, 1992 following enactment of the 1992-93 Budget Act and issuance by the State of short-term notes.

    The 1992-93 Budget Act, when finally adopted, was projected to eliminate the State's accumulated deficit, with additional expenditure cuts and a $1.3 billion transfer of State education funding costs to local governments by shifting local property taxes to school districts. However, as the recession continued longer and deeper than expected, revenues once again were far below projections, and only reached a level just equal to the amount of expenditures. Thus, the State continued to carry its $2.8 billion budget deficit at June 30, 1993.

    The 1993-94 Budget Act represented a third consecutive year of difficult budget choices. As in the prior year, the budget contained no general state tax increases, and relied principally on expenditure cuts, particularly for health and welfare and higher education, a two-year suspension of the renters' tax credit, some one-time and accounting adjustments, and -- the largest component -- an additional $2.6 billion transfer of property taxes from local government, particularly counties, to school districts to reduce State education funding requirements. A temporary state sales tax scheduled to expire on June 30, 1993 was extended for six months, and dedicated to support local government public safety costs.

    A major  feature  of  the  budget  was a  two-year  plan  to  eliminate  the accumulated deficit by borrowing into the 1994-95 fiscal year. With the recession still continuing longer than expected, the General Fund had $800 million less revenue and $800 million higher expenditures than budgeted. As a result revenues only exceed expenditures by about $500 million. However, this was the first operating surplus in four years and reduced the accumulated deficit to $2.0 billion at June 30, 1994 (after taking account of certain other accounting reserves).

    CURRENT BUDGET. The 1994-95 Budget Act was passed on July 8, 1994, and provides for an estimated $41.9 billion of General Fund revenues, and $40.9 billion of expenditures. The budget assumed receipt of about $750 million of new federal assistance for the costs of incarceration, education, health and welfare related to undocumented immigrants. Other major components of the budget include further reductions in health and welfare costs and miscellaneous government costs, some additional transfers of funds from local government, and a plan to defer retirement of $1 billion of the accumulated budget deficit to the 1995-96 fiscal year. The federal government has apparently budgeted only $33 million of the expected immigration aid. However, this shortfall is expected to be almost fully offset by higher than projected revenues, and lower than projected caseload growth, as the economy improves.

    The State issued $7.0 billion of short-term debt in July, 1994 to meet its cash flow needs and to finance the deferral of part of the accumulated budget deficit to the 1995-96 fiscal year. In order to assure repayment of the $4 billion, 22-month part of this borrowing, the State enacted legislation (the "Trigger Law") which can lead to automatic, across-the-board cuts in General Fund expenditures in either the 1994-95 or 1995-96 fiscal years if cash flow projections made at certain times during those years show deterioration from the projections made in July 1994 when the borrowings were made. On November 15, 1994, the State Controller as part of the Trigger Law reported that the cash position of the General Fund on June 30, 1995 would be about $580 million better than earlier projected, so no automatic budget adjustments were required in 1994-95. The Controller's report showed that loss of federal funds was offset by higher revenues, lower expenditures, and certain other increases in cash resources.

    PROPOSED 1995-96 BUDGET. On January 10, 1995, the Governor presented his proposed FY 1995-96 Budget. This budget projects total General Fund revenues and transfers of $42.5 billion, and expenditures of $41.7 billion, to complete the elimination of the accumulated deficits from earlier years. However, this proposal leaves no cushion, as the projected budget reserve at June 30, 1996 would be only about $92 million. While proposing increases in funding for schools, universities and corrections, the Governor proposes further cuts in welfare programs, and a continuation of the "realignment" of functions with counties which would save the State about $240 million. The Governor also expects about $800 million in new federal aid for the State's costs of incarcerating and educating illegal immigrants. The Budget proposal also does not account for possible additional costs if the State loses its appeals on lawsuits which are currently pending concerning such matters as school funding and pension payments, but these appeals could take several years to resolve. Part of the Governor's proposal also is a 15% cut in personal income and corporate taxes, to be phased in over three years, starting with calendar year 1996 (which would have only a small impact on 1995-96 income).

    The State's difficult financial condition for the current and upcoming budget years will result in continued pressure upon almost all local governments, particularly school districts and counties which depend on State aid. Despite efforts in recent years to increase taxes and reduce governmental expenditures, there can be no assurance that the State will not face budget gaps in the future.

    BOND RATING. State general obligation bonds ratings were reduced in July, 1994 to "A1" by Moody's and "A" by S&P. Both of these ratings were reduced from "AAA" levels which the State held until late 1991. There can be no assurance that such ratings will be maintained in the future. It should be noted that the creditworthiness of obligations issued by local California issuers may be unrelated to the creditworthiness of obligations issued by the State of California, and that there is no obligation on the part of the State to make payment on such local obligations in the event of default.

    LEGAL PROCEEDINGS. The State is involved in certain legal proceedings (described in the State's recent financial statements) that, if decided against the State, may require the State to make significant future expenditures or may substantially impair revenues. Trial courts have recently entered tentative decisions or injunctions which would overturn several parts of the state's recent budget compromises. The matters covered by these lawsuits include a deferral of payments by the State to the Public Employees Retirement System, reductions in welfare payments, and the use of certain cigarette tax funds for health costs. All of these cases are subject to further proceedings and appeals, and if the State eventually loses, the final remedies may not have to be implemented in one year.

OBLIGATIONS OF OTHER ISSUERS

    OTHER ISSUERS OF CALIFORNIA MUNICIPAL OBLIGATIONS. There are a number of state agencies, instrumentalities and political subdivisions of the State that issue Municipal Obligations, some of which may be conduit revenue obligations payable from payments from private borrowers. These entities are subject to various economic risks and uncertainties, and the credit quality of the securities issued by them may vary considerably from the credit quality of the obligations backed by the full faith and credit of the State.

    STATE ASSISTANCE. Property tax revenues received by local governments declined more than 50% following passage of Proposition 13. Subsequently, the California Legislature enacted measures to provide for the redistribution of the State's General Fund surplus to local agencies, the reallocation of certain State revenues to local agencies and the assumption of certain governmental functions by the State to assist municipal issuers to raise revenues. Through 1990-91, local assistance (including public schools) accounted for approximately 75% of General Fund spending. To reduce State General Fund support for school districts, the 1992-93 and 1993-94 Budget Acts caused local governments to transfer $3.9 billion of property tax revenues to school districts, representing loss of all of the post-Proposition 13 "bailout" aid. The largest share of these transfers came from counties, and the balance from cities, special districts and redevelopment agencies. In order to make up this shortfall, the Legislature proposed and voters approved in 1993 dedicating 0.5% of the sales tax to counties and cities for public safety purposes. In addition, the Legislature has changed laws to relieve local governments of certain mandates, allowing them to reduce costs.

    To the extent the State should be constrained by its Article XIIIB appropriations limit, or its obligation to conform to Proposition 98, or other fiscal considerations, the absolute level, or the rate of growth, of State assistance to local governments may be reduced. Any such reductions in State aid could compound the serious fiscal constraints already experienced by many local governments, particularly counties. At least one rural county (Butte) publicly announced that it might enter bankruptcy proceedings in August 1990, although such plans were put off after the Governor approved legislation to provide additional funds for the county. Other counties have also indicated that their budgetary condition is extremely grave. The Richmond Unified School District (Contra Costa County) entered bankruptcy proceedings in May 1991 but the proceedings have been dismissed.

    ASSESSMENT BONDS. California Municipal Obligations which are assessment bonds may be adversely affected by a general decline in real estate values or a slowdown in real estate sales activity. In many cases, such bonds are secured by land which is undeveloped at the time of issuance but anticipated to be developed within a few years after issuance. In the event of such reduction or slowdown, such development may not occur or may be delayed, thereby increasing the risk of a default on the bonds. Because the special assessments or taxes securing these bonds are not the personal liability of the owners of the property assessed, the lien on the property is the only security for the bonds. Moreover, in most cases the issuer of these bonds is not required to make payments on the bonds in the event of delinquency in the payment of assessments or taxes, except from amounts, if any, in a reserve fund established for the bonds.

    CALIFORNIA LONG-TERM LEASE OBLIGATIONS. Certain California long-term lease obligations, though typically payable from the general fund of the municipality, are subject to "abatement" in the event the facility being leased is unavailable for beneficial use and occupancy by the municipality during the term of the lease. Abatement is not a default, and there may be no remedies available to the holders of the certificates evidencing the lease obligation in the event abatement occurs. The most common cases of abatement are failure to complete construction of the facility before the end of the period during which lease payments have been capitalized and uninsured casualty losses to the facility (E.G., due to earthquake). In the event abatement occurs with respect to a lease obligation, lease payments may be interrupted (if all available insurance proceeds and reserves are exhausted) and the certificates may not be paid when due.

    Several years ago the Richmond Unified School District (the "District") entered into a lease transaction in which certain existing properties of the District were sold and leased back in order to obtain funds to cover operating deficits. Following a fiscal crisis in which the District's finances were taken over by a State receiver (including a brief period under bankruptcy court protection), the District failed to make rental payments on this lease, resulting in a lawsuit by the Trustee for the Certificate of Participation holders, in which the State was a named defendant (on the grounds that it controlled the District's finances). One of the defenses raised in answer to this lawsuit was the invalidity of the District's lease. The trial court has upheld the validity of the lease and the case has been settled. Any ultimate judgment in any future case against the position asserted by the Trustee in the Richmond case may have adverse implications for lease transactions of a similar nature by other California entities.

    OTHER CONSIDERATIONS. The repayment of industrial development securities secured by real property may be affected by California laws limiting foreclosure rights of creditors. Securities backed by health care and hospital revenues may be affected by changes in State regulations governing cost reimbursements to health care providers under Medi-Cal (the State's Medicaid program), including risks related to the policy of awarding exclusive contracts to certain hospitals.

    Limitations on AD VALOREM property taxes may particularly affect "tax allocation" bonds issued by California redevelopment agencies. Such bonds are secured solely by the increase in assessed valuation of a redevelopment project area after the start of redevelopment activity. In the event that assessed values in the redevelopment project decline (E.G., because of a major natural disaster such as an earthquake), the tax increment revenue may be insufficient to make principal and interest payments on these bonds. Both Moody's and S&P suspended ratings on California tax allocation bonds after the enactment of Articles XIIIA and XIIIB, and only resumed such ratings on a selective basis.

    Proposition 87, approved by California voters in 1988, requires that all revenues produced by a tax rate increase go directly to the taxing entity which increased such tax rate to repay that entity's general obligation indebtedness. As a result, redevelopment agencies (which, typically, are the issuers of tax allocation securities) no longer receive an increase in tax increment when taxes on property in the project area are increased to repay voter-approved bonded indebtedness.

    The effect of these various constitutional and statutory changes upon the ability of California municipal securities issuers to pay interest and principal on their obligations remains unclear. Furthermore, other measures affecting the taxing or spending authority of California or its political subdivisions may be approved or enacted in the future. Legislation has been or may be introduced which would modify existing taxes or other revenue-raising measures or which either would further limit or, alternatively, would increase the abilities of state and local governments to impose new taxes or increase existing taxes. It is not presently possible to predict the extent to which any such legislation will be enacted. Nor is it presently possible to determine the impact of any such legislation on California Municipal Obligations in which the Fund may invest, future allocations of state revenues to local governments or the abilities of state or local governments to pay the interest on, or repay the principal of, such California Municipal Obligations.

    Substantially all of California is within an active geologic region subject to major seismic activity. Northern California in 1989 and Southern California in 1994 experienced major earthquakes causing billions of dollars in damages. The federal government provided more than $13 billion in aid for both earthquakes,  and  neither  event is  expected  to have  any  long-term negative economic impact. Any California Municipal Obligation in the California Traditional Trust could be affected by an interruption of revenues because of damaged facilities, or, consequently, income tax deductions for casualty losses or property tax assessment reductions. Compensatory financial assistance could be constrained by the inability of (i) an issuer to have obtained earthquake insurance coverage at reasonable rates; (ii) an insurer to perform on its contracts of insurance in the event of widespread losses; or (iii) the Federal or State government to appropriate sufficient funds within their respective budget limitations.

    On January 17, 1994, a major earthquake with an estimated magnitude of 6.8 on the Richter scale struck the Los Angeles area, causing significant property damage to public and private facilities, presently estimated at $15-20 billion. While over $9.5 billion of federal aid, and a projected $1.9 billion of State aid, plus insurance proceeds, will reimburse much of that loss, there will be some ultimate loss of wealth and income in the region, in addition to costs of the disruption caused by the event. Short-term economic projections are generally neutral, as the infusion of aid will restore billions of dollars to the local economy within a few months; already the local construction industry has picked up. Although the earthquake will hinder recovery from the recession in Southern California, already hard-hit, its long-term impact is not expected to be material in the context of the overall wealth of the region. Almost five years after the event, there are few remaining effects of the 1989 Loma Prieta earthquake in northern California (which, however, caused less severe damage than Northridge).

    On December 7, 1994, Orange County, California (the "County"), together with its pooled investment fund (the "Pooled Fund") filed for protection under Chapter 9 of the federal Bankruptcy Code, after reports that the Pooled Fund had suffered significant market losses in its investments caused a liquidity crisis for the Pooled Fund and the County. More than 180 other public entities, most but not all located in the County, were also depositors in the Pooled Fund. As of mid-January, 1995, the County estimated the Pooled Fund's loss at about $1.64 billion of its initial deposits of around $7.5 billion. The Pooled Fund has been almost completely restructured to reduce its exposure to changes in interest rates. Many of the entities which kept moneys in the Pooled Fund, including the County, are facing cash flow difficulties because of the bankruptcy filing and may be required to reduce programs or capital projects. The County and some of these entities have, and others may in the future, default in payment of their obligations. Moody's and Standard & Poor's have suspended, reduced to below investment grade levels, or placed on "Credit Watch" various securities of the County and the entities participating in the Pooled Fund.

    The State of California has no obligation with respect to any obligations or securities of the County or any of the other participating entities, although under existing legal precedents, the State may be obligated to ensure that school districts have sufficient funds to operate.

CALIFORNIA TAXABLE ESTIMATED CURRENT RETURN TABLE

    The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and state taxes, using published 1994 marginal Federal tax rates and marginal state tax rates currently available and scheduled to be in effect. The tables incorporate increased tax rates for higher-income taxpayers that were included in the Revenue Reconciliation Act of 1993. For cases in which more than one state bracket falls within a Federal bracket, the highest state bracket is combined with the Federal bracket. The combined state and Federal tax brackets shown reflect the fact that state tax payments are currently deductible for Federal tax purposes. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.

 COMBINED MARGINAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS
--------------------------------------------------------------------------------

                  FEDERAL
    FEDERAL      ADJUSTED      COMBINED
    TAXABLE        GROSS      STATE* AND                   TAX-EXEMPT ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.50%   4.75%   5.00%   5.25%   5.50%   5.75%   6.00%   6.25%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $     0- 39.0 $     0-114.7      20.0   %     5.63    5.94    6.25    6.56    6.88    7.19    7.50    7.81
    39.0- 94.3       0-114.7      34.5         6.87    7.25    7.63    8.02    8.40    8.78    9.16    9.54
                 114.7-172.1      35.5         6.98    7.36    7.75    8.14    8.53    8.91    9.30    9.69
    94.3-143.6       0-114.7      37.5         7.20    7.60    8.00    8.40    8.80    9.20    9.60   10.00
                 114.7-172.1      38.5         7.32    7.72    8.13    8.54    8.94    9.35    9.76   10.16
                 172.1-219.9      40.5         7.56    7.98    8.40    8.82    9.24    9.66   10.08   10.50
   143.6-219.9   114.7-172.1      43.0         7.89    8.33    8.77    9.21    9.65   10.09   10.53   10.96
                 172.1-219.9      45.5         8.26    8.72    9.17    9.63   10.09   10.55   11.01   11.47
                 219.9-247.4      46.5         8.41    8.88    9.35    9.81   10.28   10.75   11.21   11.68
                 247.4-294.6      46.0         8.33    8.80    9.26    9.72   10.19   10.65   11.11   11.57
                  Over 294.6      43.5   2     7.96    8.41    8.85    9.29    9.73   10.18   10.62   11.06
   219.9-256.5   172.1-219.9      46.0         8.33    8.80    9.26    9.72   10.19   10.65   11.11   11.57
                 219.9-247.4      47.0         8.49    8.96    9.43    9.91   10.38   10.85   11.32   11.79
                 247.4-294.6      46.5         8.41    8.88    9.35    9.81   10.28   10.75   11.21   11.68
                  Over 294.6      44.0   2     8.04    8.48    8.93    9.38    9.82   10.27   10.71   11.16
   256.5-429.9   239.9-294.6      50.0         9.00    9.50   10.00   10.50   11.00   11.50   12.00   12.50
                  Over 294.6      47.0   3     8.49    8.96    9.43    9.91   10.38   10.85   11.32   11.79
    Over 429.9    Over 294.6      47.5   3     8.57    9.05    9.52   10.00   10.48   10.95   11.43   11.90

  COMBINED MARGINAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------

                  FEDERAL
    FEDERAL      ADJUSTED      COMBINED
    TAXABLE        GROSS      STATE* AND                   TAX-EXEMPT ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.50%   4.75%   5.00%   5.25%   5.50%   5.75%   6.00%   6.25%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $     0- 23.4 $     0-107.5      20.0   %     5.63    5.94    6.25    6.56    6.88    7.19    7.50    7.81
    23.4- 56.6       0-107.5      34.5         6.87    7.25    7.63    8.02    8.40    8.78    9.16    9.54
    56.6-109.9       0-109.5      37.5         7.20    7.60    8.00    8.40    8.80    9.20    9.60   10.00
                 109.5-114.7      38.0         7.26    7.66    8.06    8.47    8.87    9.27    9.68   10.08
                 114.7-137.4      39.5         7.44    7.85    8.26    8.68    9.09    9.50    9.92   10.33
                 137.4-237.2      39.0         7.38    7.79    8.20    8.61    9.02    9.43    9.84   10.25
   109.9-118.0       0-109.5      38.0         7.26    7.66    8.06    8.47    8.87    9.27    9.68   10.08
                 109.5-114.7      38.5         7.32    7.72    8.13    8.54    8.94    9.35    9.76   10.16
                 114.7-137.4      40.0         7.50    7.92    8.33    8.75    9.17    9.58   10.00   10.42
                 137.4-237.2      39.5         7.44    7.85    8.26    8.68    9.09    9.50    9.92   10.33
   118.0-219.9   114.7-137.4      44.5         8.11    8.56    9.01    9.46    9.91   10.36   10.81   11.26
                 137.4-237.2      44.5         8.11    8.56    9.01    9.46    9.91   10.36   10.81   11.26
                  Over 237.2      44.0   2     8.04    8.48    8.93    9.38    9.82   10.27   10.71   11.16
   219.9-256.5   137.4-237.2      45.0         8.18    8.64    9.09    9.55   10.00   10.45   10.91   11.36
                  Over 237.2      44.5   2     8.11    8.56    9.01    9.46    9.91   10.36   10.81   11.26
    Over 256.5    Over 237.2      47.5   3     8.57    9.05    9.52   10.00   10.48   10.95   11.43   11.90
------------------
    * The State tax rates assumed take into account the adjustment  of tax brackets based on changes in the Consumer Price  Index for 1994.
      1  The table reflects the effect of the limitations on  itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect,  raise the  current maximum marginal Federal tax rate to approximately 44.0  percent for taxpayers filing a joint return and entitled to four personal exemptions and to  approximately 41.0 percent for  taxpayers filing a single return  entitled to only one  personal exemption.  These limitations are  subject to certain maximums,  which depend on  the number of exemptions  claimed and the total amount of the taxpayer's itemized  deductions. For example, the  limitation on itemized deductions will  not cause a taxpayer  to lose  more than 80% of his allowable itemized deductions, with  certain exceptions. The table also reflects California income tax laws that increase state income tax rates for high income  taxpayers, limit itemized deductions and phase out the benefit of  the personal exemption credit and the dependent exemption credit in a manner similar to Federal tax law.
      2  Federal tax rate reverts to 36.0% and the state tax rate reverts to the applicable stated maximum rate after the 80% cap on the limitation on itemized deductions, under federal or state law, as appropriate has been met.
      3 Federal tax rate reverts to 39.6% after the 80% cap on the limitation on itemized deductions has been met.

                                   APPENDIX E
                             NEW JERSEY DISCLOSURE

ECONOMIC FACTORS--NEW JERSEY

    As described above, the New Jersey Traditional Trust consists of a portfolio of New Jersey Bonds. The Trust is therefore susceptible to political, economic or regulatory factors affecting issuers of the New Jersey Bonds. The following information provides only a brief summary of some of the complex factors affecting the financial situation in New Jersey (the "State") and is derived from sources that are generally available to investors and is believed to be accurate. It is based in part on information obtained from various State and local agencies in New Jersey. No independent verification has been made of any of the following information.

    New Jersey is the ninth largest state in population and the fifth smallest in land area. With an average of 1,062 people per square mile, it is the most densely populated of all the states. The State's economic base is diversified, consisting of a variety of manufacturing, construction and service industries, supplemented by rural areas with selective commercial agriculture. Historically, New Jersey's average per capita income has been well above the national average, and in 1993 the State ranked second among the states in per capita personal income ($26,732).

    The New Jersey Economic Policy Council, a statutory arm of the New Jersey Department of Commerce and Economic Development, has reported in NEW JERSEY ECONOMIC INDICATORS, a monthly publication of the New Jersey Department of Labor, Division of Labor Market and Demographic Research, that in 1988 and 1989 employment in New Jersey's manufacturing sector failed to benefit from the export boom experienced by many Midwest states and the State's service sectors, which had fueled the State's prosperity since 1982, lost momentum. In the meantime, the prolonged fast growth in the State in the mid 1980s resulted in a tight labor market situation, which has led to relatively high wages and housing prices. This means that, while the incomes of New Jersey residents are relatively high, the State's business sector has become more vulnerable to competitive pressures.


    The onset of the national recession (which officially began in July 1990 according to the National Bureau of Economic Research) caused an acceleration of New Jersey's job losses in construction and manufacturing. In addition, the national recession caused an employment downturn in such previously growing sectors as wholesale trade, retail trade, finance, utilities and trucking and warehousing. Reflecting the downturn, the rate of unemployment in the State rose from a low of 3.6% during the first quarter of 1989 to an estimated 5.8% in October 1995, which is higher than the national average of 5.5% in October 1995. Economic recovery is likely to be slow and uneven in New Jersey, with unemployment receding at a correspondingly slow pace, due to the fact that some sectors may lag due to continued excess capacity. In addition, employers even in rebounding sectors can be expected to remain cautious about hiring until they become convinced that improved business will be sustained. Also, certain firms will continue to merge or downsize to increase profitability.


    DEBT SERVICE. The primary method for State financing of capital projects is through the sale of the general obligation bonds of the State. These bonds are backed by the full faith and credit of the State tax revenues and certain other fees are pledged to meet the principal and interest payments and if provided, redemption premium payments, if any, required to repay the bonds. As of June 30, 1994, there was a total authorized bond indebtedness of approximately $9.14 billion, of which $3.65 billion was issued and outstanding, $4.0 billion was retired (including bonds for which provision for payment has been made through the sale and issuance of refunding bonds) and $1.49 billion was unissued. The appropriation for the debt service obligation on such outstanding indebtedness is $466.3 million for Fiscal Year 1996.

    NEW JERSEY'S BUDGET AND APPROPRIATION SYSTEM. The State operates on a fiscal year beginning July 1 and ending June 30. At the end of Fiscal Year 1989, there was a surplus in the State's general fund (the fund into which all State revenues not otherwise restricted by statute are deposited and from which appropriations are made) of $411.2 million. At the end of Fiscal Year 1990, there was a surplus in the general fund of $1 million. At the end of Fiscal Year 1991, there was a surplus in the general fund of $1.4 million. New Jersey closed its Fiscal Year 1992 with a surplus of $760.8 million and Fiscal Year 1993 with a surplus of $937.4 million. It is estimated that New Jersey closed its Fiscal Year 1994 with a surplus of $926.0 million and Fiscal Year 1995 with a surplus of $563 million.

    In order to provide additional revenues to balance future budgets, to redistribute school aid and to contain real property taxes, on June 27, 1990, and July 12, 1990, Governor Florio signed into law legislation which was estimated to raise approximately $2.8 billion in additional taxes (consisting of $1.5 billion in sales and use taxes and $1.3 billion in income taxes), the biggest tax hike in New Jersey history. There can be no assurance that receipts and collections of such taxes will meet such estimates.

    The first part of the tax hike took effect on July 1, 1990, with the increase in the State's sales and use tax rate from 6% to 7% and the elimination of exemptions for certain products and services not previously subject to the tax, such as telephone calls, paper products (which has since been reinstated), soaps and detergents, janitorial services, alcoholic beverages and cigarettes.
At the time of enactment, it was projected that these taxes would raise approximately $1.5 billion in additional revenue. Projections and estimates of receipts from sales and use taxes, however, have been subject to variance in recent fiscal years.

    The second part of the tax hike took effect on January 1, 1991, in the form of an increased state income tax on individuals. At the time of enactment, it was projected that this increase would raise approximately $1.3 billion in additional income taxes to fund a new school aid formula, a new homestead rebate program and state assumption of welfare and social services costs. Projections and estimates of receipts from income taxes, however, have also been subject to variance in recent fiscal years. Under the legislation, income tax rates increased from their previous range of 2% to 3.5% to a new range of 2% to 7%, with the higher rates applying to married couples with incomes exceeding $70,000 who file joint returns, and to individuals filing single returns with incomes of more than $35,000.

    The Florio administration had contended that the income tax package will help reduce local property tax increases by providing more state aid to municipalities. Under the income tax legislation the State will assume approximately $289 million in social services costs that previously were paid by counties and municipalities and funded by property taxes. In addition, under the new formula for funding school aid, an extra $1.1 billion is proposed to be sent by the State to school districts beginning in 1991, thus reducing the need for property tax increases to support education programs.

    Effective July 1, 1992, the State's sales and use tax rate decreased from 7% to 6%. Effective January 1, 1994, an across-the-board 5% reduction in the income tax rates was enacted and effective January 1, 1995, further reductions ranging from 1% up to 10% in income tax rates took effect. Governor Whitman recently signed into law further reductions up to 15% for some taxpayers effective January 1, 1996, completing her campaign promise to reduce income taxes by up to 30% within three years for most taxpayers.

    On June 30, 1995, Governor Whitman signed the New Jersey Legislature's $16.0 billion budget for Fiscal Year 1996. The balanced budget, which includes $541 million in surplus, is $300 million more than the 1995 budget. Whether the State can achieve a balanced budget depends on its ability to enact and implement expenditure reductions and to collect estimated tax revenues.

    LITIGATION. The State is a party in numerous legal proceedings pertaining to matters incidental to the performance of routine governmental operations. Such litigation includes, but is not limited to, claims asserted against the State arising from alleged torts, alleged breaches of contracts, condemnation proceedings and other alleged violations of State and Federal laws. Included in the State's outstanding litigation are cases challenging the following: the funding of teachers' pension funds, the method by which the State shares with its counties maintenance recoveries and costs for residents in State institutions, unreasonably low Medicaid payment rates for long-term facilities in New Jersey, the obligation of counties to maintain Medicaid or Medicare eligible residents of institutions and facilities for the developmentally disabled, the hospital assessment authorized by the Health Care Reform Act of 1992, amounts previously paid by hospitals into the Health Care Cost Reduction Fund, various provisions, and the constitutionality, of the Fair Automobile Insurance Reform Act of 1990, the State's role in a consent order concerning the construction of a resource facility in Passaic County, actions taken by the New Jersey Bureau of Securities against an individual, the State's actions regarding alleged chromium contamination of State-owned property in Hudson County, the issuance of emergency redirection orders and a draft permit by the Department of Environmental Protection and Energy, refusal of the State to share with Camden County federal funding the State recently received for disproportionate share hospital payments made to county psychiatric facilities, and the constitutionality of annual A-901 hazardous and solid waste licensure renewal fees collected by the Department of Environmental Protection and Energy. Adverse judgments in these and other matters could have the potential for either a significant loss of revenue or a significant unanticipated expenditure by the State.

    At any given time, there are various numbers of claims and cases pending against the State, State agencies and employees seeking recovery of monetary damages that are primarily paid out of the fund created pursuant to the New Jersey Tort Claims Act. In addition, at any given time, there are various numbers of contract claims against the State and State agencies seeking recovery of monetary damages. The State is unable to estimate its exposure for these claims.

    DEBT RATINGS. For many years prior to 1991, both Moody's Investors Service, Inc. and Standard and Poor's Corporation had rated New Jersey general obligation bonds "Aaa" and "AAA," respectively. On July 3, 1991, however, Standard and Poor's Corporation downgraded New Jersey general obligation bonds to "AA+." On June 4, 1992, Standard and Poor's Corporation placed New Jersey general obligation bonds on CreditWatch with negative implications, citing as its principal reason for its caution the unexpected denial by the Federal Government of New Jersey's request for $450 million in retroactive Medicaid payments for psychiatric hospitals. These funds were critical to closing a $1 billion gap in the State's $15 billion budget for fiscal year 1992 which ended on June 30, 1992. Under New Jersey state law, the gap in the current budget must be closed before the new budget year began on July 1, 1992. Standard and Poor's Corporation suggested the State could close fiscal 1992's budget gap and help fill fiscal 1993's hole by a reversion of $700 million of pension contributions to its general fund under a proposal to change the way the State calculates its pension liability. On July 6, 1992, Standard and Poor's Corporation reaffirmed its "AA+" rating for New Jersey general obligation bonds and removed the debt from its CreditWatch list, although it stated that New Jersey's long-term financial outlook was negative. Standard and Poor's Corporation was concerned that the State was entering the 1993 fiscal year that began July 1, 1992, with a slim $26 million surplus and remained concerned about whether the sagging State economy would recover quickly enough to meet lawmakers' revenue projections. It also remained concerned about the recent federal ruling leaving in doubt how much the State was due in retroactive Medicaid reimbursements and a ruling by a federal judge, now on appeal, of the State's method for paying for uninsured hospital patients. However, on July 27, 1994, S&P announced that it was changing the State's outlook from negative to stable due to a brightening of the State's prospects as a result of Governor Whitman's effort to trim spending and cut taxes, coupled with an improving economy. S&P reaffirmed its "AA+" rating at the same time.

    On August 24, 1992, Moody's Investors Service, Inc. downgraded New Jersey general obligation bonds to "Aa1", stating that the reduction reflected a developing pattern of reliance on nonrecurring measures to achieve budgetary balance, four years of financial operations marked by revenue shortfalls and operating deficits, and the likelihood that serious financial pressures would persist. On August 5, 1994, Moody's reaffirmed its "Aa1" rating, citing on the positive side New Jersey's broad-based economy, high income levels, history of maintaining a positive financial position and moderate (albeit rising) debt ratios, and, on the negative side, a continued reliance on one-time revenues and a dependence on pension-related savings to achieve budgetary balance.

NEW JERSEY TAXABLE ESTIMATED CURRENT RETURN TABLE

    The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and state taxes, using published 1994 marginal Federal tax rates and marginal state tax rates currently available and scheduled to be in effect. The tables incorporate increased tax rates for higher-income taxpayers that were included in the Revenue Reconciliation Act of 1993. For cases in which more than one state bracket falls within a Federal bracket, the highest state bracket is combined with the Federal bracket. The combined state and Federal tax brackets shown reflect the fact that state tax payments are currently deductible for Federal tax purposes. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.

 COMBINED MARGINAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS
--------------------------------------------------------------------------------

                  FEDERAL
    FEDERAL      ADJUSTED      COMBINED
    TAXABLE        GROSS       STATE AND                   TAX-EXEMPT ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.50%   4.75%   5.00%   5.25%   5.50%   5.75%   6.00%   6.25%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $     0- 39.0 $     0-114.7      17.0   %     5.42    5.72    6.02    6.33    6.63    6.93    7.23    7.53
    39.0- 94.3       0-114.7      32.5         6.67    7.04    7.41    7.78    8.15    8.52    8.89    9.26
                 114.7-172.1      33.0         6.72    7.09    7.46    7.84    8.21    8.58    8.96    9.33
    94.3-143.6       0-114.7      35.0         6.92    7.31    7.69    8.08    8.46    8.85    9.23    9.62
                 114.7-172.1      36.0         7.03    7.42    7.81    8.20    8.59    8.98    9.38    9.77
                 172.1-294.6      38.5         7.32    7.72    8.13    8.54    8.94    9.35    9.76   10.16
   143.6-256.5   114.7-172.1      41.0         7.63    8.05    8.47    8.90    9.32    9.75   10.17   10.59
                 172.1-294.6      44.0         8.04    8.48    8.93    9.38    9.82   10.27   10.71   11.16
                  Over 294.6      41.0   2     7.63    8.05    8.47    8.90    9.32    9.75   10.17   10.59
    Over 256.5   172.1-294.6      47.5         8.57    9.05    9.52   10.00   10.48   10.95   11.43   11.90
                  Over 294.6      44.5   3     8.11    8.56    9.01    9.46    9.91   10.36   10.81   11.26

  COMBINED MARGINAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------

                  FEDERAL
    FEDERAL      ADJUSTED      COMBINED
    TAXABLE        GROSS       STATE AND                   TAX-EXEMPT ESTIMATED CURRENT RETURN
    INCOME        INCOME        FEDERAL       --------------------------------------------------------------
   (1,000'S)     (1,000'S)     TAX RATE1      4.50%   4.75%   5.00%   5.25%   5.50%   5.75%   6.00%   6.25%
 ------------- -------------  -----------     ------  ------  ------  ------  ------  ------  ------  ------
 $     0- 23.4 $     0-114.7      17.0   %     4.52    5.72    6.02    6.33    6.63    6.93    7.23    7.53
    23.4- 56.6       0-114.7      32.5         6.67    7.04    7.41    7.78    8.15    8.52    8.89    9.26
    56.6-118.0       0-114.7      35.5         6.98    7.36    7.75    8.14    8.53    8.91    9.30    9.69
                 114.7-237.2      37.0         7.14    7.54    7.94    8.33    8.73    9.13    9.52    9.92
   118.0-256.5   114.7-237.2      42.0         7.76    8.19    8.62    9.05    9.48    9.91   10.34   10.78
                  Over 237.2      41.0   2     7.63    8.05    8.47    8.90    9.32    9.75   10.17   10.59
    Over 256.5    Over 237.2      44.5   3     8.11    8.56    9.01    9.46    9.91   10.36   10.81   11.26

------------------

      1 The table reflects the effect of the limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the current maximum marginal Federal tax rate to approximately 44.0 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 41.0 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions.

      2 Federal tax rate reverts to 36.0% after the 80% cap on the limitation on itemized deductions has been met.

      3 Federal tax rate reverts to 39.6% after the 80% cap on the limitation on itemized deductions has been met.

Statement of differences between electronic filing and printed document.
   Pursuant to Rule 499(c) (7) under the Securities Act of 1933 and Rule 20-11 under the Investment Company Act of 1940, Registrant hereby identifies those differences in the foregoing document between the electronic format in which it is filed and the printed form in which it will be circulated:
   (1) The printed and distributed prospectus may be paged differently because the printed document may contain a different amount of information on each page from that contained in the electronic transmission.
   (2) On the cover page, in the index and on the last page of the printed document, solid vertical bars will appear.
   (3) In the printed document, footnote symbols may include a "dagger" or multiple "dagger". The "dagger" symbol is represented as # in the electronic document.
   (4) The printed and distributed prospectus will not contain the preliminary prospectus legend included at the beginning of the first prospectus page.

                       CONTENTS OF REGISTRATION STATEMENT

A.  BONDING ARRANGEMENTS OF DEPOSITOR:

    The Depositor has obtained the following Stockbrokers Blanket Bonds for its officers, directors and employees:

    INSURER/POLICY NO.                                     AMOUNT

    United Pacific Insurance Co.                           $10,000,000
    Reliance Insurance Company
    B 74 92 20

    Aetna Casualty and Surety                              $10,000,000
    08 F10618BCA

    St. Paul Insurance Co.                                 $ 6,000,000
    400 HC 1051

B. This amendment of Registration Statement comprises the following papers and documents:

              The facing sheet

              The cross-reference sheet

              The Prospectus

              The signatures

              Consents of Independent Public
              Accountants and Counsel as indicated

              Exhibits as listed on page S-5

C.  Explanatory Note:

          This Amendment No. 1 to the Registration Statement contains multiple separate prospectuses. Each prospectus will relate to an individual unit investment trust and will consist of a Part A, a Part B and an Information Supplement. Each prospectus will be identical with the exception of the respective Part A which will contain the financial information specific to such underlying unit investment trust.

D.  Undertakings:

          1. With the exception of the information included in the state specific appendices to the Information Supplement, which will vary depending upon the make-up of a Fund or updated to reflect current events, any amendment to a Fund's Information Supplement will be subject to the review of the staff of the Securities and Exchange Commission prior to distribution; and

          2. The Information Supplement to the Trust will not include third party financial information.

                                   SIGNATURES

    The Registrant, Nuveen Tax-Exempt Unit Trust, Series 837 hereby identifies Series 401, 507, 512, 515, 517, 519, 723, 814 and 823 of the Nuveen
Tax-Exempt Unit Trust for purposes of the representations required by Rule 487 and represents the following:

    (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

    (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

    (3) that it has complied with Rule 460 under the Securities Act of 1933.

    Pursuant to the requirements of the Securities Act of 1933, the Registrant, Nuveen Tax-Exempt Unit Trust, Series 837 has duly caused this Amendment of Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago and State of Illinois on 11/29/95.


                                NUVEEN TAX-EXEMPT UNIT TRUST, SERIES 837
                                (Registrant)

                                By JOHN NUVEEN & CO. INCORPORATED
                                (Depositor)



                                By: Anna R. Kucinskis
                                    _________________________________
                                    Vice President



                           Attest:  Morrison C. Warren
                                    __________________________________
                                    Assistant Secretary

    Pursuant to the requirements of the Securities Act of 1933, this Amendment of Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:


    SIGNATURE                     TITLE*                       DATE

Richard J. Franke       Chairman, Board of Directors  )
                        Chief Executive Officer and   )
                        Director                      )
                                                      )
Donald E. Sveen         President, Chief Operating    )
                        Officer and Director          )
                                                      )

Anthony T. Dean         Executive Vice President      ) Larry Woods Martin
                        and Director                  ) Attorney-In-Fact**
                                                      )
Timothy T. Schwertfeger Executive Vice President      )
                        and Director                  )

John P. Amboian         Chief Financial Officer and   )
                        Executive Vice President      )

O. Walter Renfftlen     Vice President and Controller )
                        (Principal Accounting Officer))
                                                      )
                                                      )11/29/95
___________________

*The titles of the persons named herein represent their capacity in and relationship to John Nuveen & Co. Incorporated, the Depositor.

**The powers of attorney were filed on Form SE for Messrs. Franke, Sveen, Renfftlen, Dean and Schwertfeger with the Amendment to the Registration Statement on Form S-6 of Nuveen Tax-Exempt Unit Trust, Series 671 (File No. 33-49175). The Power of Attorney for Messr. Amboian was filed with the Amendment to the Registration statement on Form S-6 of Nuveen Tax-Exempt Unit Trust, Series 823 (File No. 33-62325).

837

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

    The consent of Arthur Andersen LLP to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit
4.4 to the Registratin Statement.

                        CONSENT OF CHAPMAN AND CUTLER

    The consent of Chapman and Cutler to the use of its name in the Prospectus included in the Registration Statement is contained in its opinions filed by this amendment as Exhibits 3.1 and 3.2 to the Registration Statement.

                            CONSENT OF STATE COUNSEL

    The consents of special counsel to the Fund for state tax matters to the use of their names in the Prospectus included in the Registration Statement are contained in their opinions filed by this amendment as Exhibit 3.3 to the Registration Statement.

                          CONSENT OF STANDARD & POOR'S,
                     A DIVISION OF THE MCGRAW-HILL COMPANIES

    The consent of Standard & Poor's, a Division of The McGraw-Hill
Companies, to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.1 to the Registration Statement.

                   CONSENT OF KENNY S&P EVALUATION SERVICES

    The consent of Kenny S&P Evaluation Services to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.2 to the Registration Statement.

                      CONSENT OF CARTER, LEDYARD & MILBURN

    The consent of Carter, Ledyard & Milburn to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.3 to the Registration Statement.

                                LIST OF EXHIBITS


1.1 (a) Copy of Standard Terms and Conditions of Trust between John Nuveen & Co. Incorporated, Depositor, and The Chase Manhattan Bank (National Association), Trustee (as Exibit 1.1 (a) to the Sponsor's Registration Statement on Form S-6 relating to Series 823 of the Fund (file No. 33-62325) and incorporated herein by reference).

1.1 (b)  Trust Indenture and Agreement.

2.1 Copy of Certificate of Ownership (Included in Exhibit 1.1(a) on pages 2 to 8, inclusive, and incorporated herein by reference).

3.1      Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinions of special state counsel to the Fund for state tax matters as to income tax status to residents of the respective states of the units of the respective trusts and consents to the use of their names in the Prospectus.

4.1      Consent of Standard & Poor's, a Division of The McGraw-Hill Companies.

4.2      Consent of Kenny S&P Evaluation Services.

4.3      Consent of Carter, Ledyard & Milburn.

4.4      Consent of Arthur Andersen LLP

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Form S-6 [File No. 33-62325] filed on September 7, 1995 on behalf of Nuveen Tax-Exempt Unit Trust, Series 823).